As filed with the Securities and Exchange Commission on August 6, 2002

Registration No.

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM S-4

**REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933**

| Chevron Phillips Chemical Company LLC | Chevron Phillips Chemical Company LP |
|---|---|
| (Exact name of Registrant as specified in its charter) | (Exact name of Registrant as specified in its charter) |
| **Delaware** | **Delaware** |
| (State or other jurisdiction of incorporation) | (State or other jurisdiction of incorporation) |
| **73-1590261** | **73-1587712** |
| (I.R.S. Employer Identification No.) | (I.R.S. Employer Identification No.) |
| **2800** | **2800** |
| (Primary Standard Industrial Classification Code Number) | (Primary Standard Industrial Classification Code Number) |
| **10001 Six Pines Drive<br>The Woodlands, TX 77380-1498<br>(832) 813-4100** | **10001 Six Pines Drive<br>The Woodlands, TX 77380-1498<br>(832) 813-4100** |

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's principal executive offices)

**Craig B. Glidden, Esq.**
**10001 Six Pines Drive**
**The Woodlands, TX 77380-1498**
**(832) 813-4100**

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

*Copies to:*

| Jeremiah L. Thomas, III | Jeffrey A. Adams, Esq. |
|---|---|
| Simpson Thacher & Bartlett | 10001 Six Pines Drive |
| 425 Lexington Avenue | The Woodlands, TX 77380-1498 |
| New York, New York 10017 | (832) 813-4100 |
| (212) 455-2000 | |

**Approximate date of commencement of proposed sale of the securities to the public:** As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

**CALCULATION OF REGISTRATION FEE**

| Title of Securities to be Registered | Amount to be Registered | Proposed Maximum Offering Price Per Unit(1) | Proposed Maximum Aggregate Offering Price(1) | Amount of Registration Fee(2) |
|---|---|---|---|---|
| 5⅜% Notes due 2007 . . . . . . . . . . . . . . . . | $500,000,000 | 100% | $500,000,000 | $46,000 |

(1) Estimated solely for the purpose of calculating the registration fee under Rule 457 of the Securities Act of 1933.

(2) The registration fee for the securities offered hereby has been calculated under Rule 457(f)(2) of the Securities Act.

**The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.**

*Prospectus*  *Subject to Completion, dated August 6, 2002*

## $500,000,000

# *Chevron Phillips Chemical Company LLC*
# *Chevron Phillips Chemical Company LP*

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*Offer to Exchange All Outstanding*
*5⅜% Notes Due 2007*
*for*
*5⅜% Notes Due 2007*
*Which Have Been Registered Under*
*The Securities Act Of 1933*

*The Exchange Offer Will Expire at 5:00 p.m., New York City Time,*
*on                   , 2002, Unless Extended.*

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**The Exchange Offer**

- *We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable.*

- *You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.*

- *The exchange offer expires at 5:00 p.m., New York City time, on             , 2002, unless extended. We do not currently intend to extend the expiration date.*

- *The exchange of outstanding notes for exchange notes in the exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.*

- *We will not receive any proceeds from the exchange offer.*

**The Exchange Notes**

- *The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the placement of the outstanding notes.*

- *The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.*

**Resales of Exchange Notes**

- *The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods.*

*You should consider carefully the risk factors on page 14 before participating in the exchange offer.*

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*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.*

---

*This Prospectus is dated August    , 2002.*

# TABLE OF CONTENTS

| | Page | | | Page |
|---|---|---|---|---|
| Notice To New Hampshire Residents | 2 | | Business | 39 |
| Industry Data | 2 | | Management | 54 |
| Disclosure Regarding Forward-Looking Statements | 3 | | Ownership | 56 |
| Where You Can Find More Information | 4 | | Description of Certain Indebtedness | 57 |
| Prospectus Summary | 5 | | The Exchange Offer | 59 |
| Risk Factors | 14 | | Description of The Exchange Notes | 66 |
| Use of Proceeds | 18 | | Certain United States Federal Income Tax Consequences | 76 |
| Capitalization | 19 | | Plan of Distribution | 77 |
| Selected Historical Financial Data | 20 | | Validity of Notes | 77 |
| Unaudited Pro Forma Financial Information | 22 | | Experts | 77 |
| Management's Discussion and Analysis of Financial Condition and Results of Operations | 24 | | Index to Financial Statements | F-1 |

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make that offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances imply that there has been no change in our affairs or that of our subsidiaries or that the information set forth in this prospectus is correct as of any date after the date of this prospectus. You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Copies of the documents referred to in this prospectus may be obtained from us by writing to:

**Chevron Phillips Chemical Company LLC**
**Chevron Phillips Chemical Company LP**
10001 Six Pines Drive
The Woodlands, TX 77380-1498
Attn: Treasurer

In making an investment decision, investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. The exchange notes have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or determined the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are not making any representation to any offeree of the notes offered by this prospectus regarding the legality of an investment by that offeree under appropriate legal investment or similar laws. Each investor should consult with his or her own advisors as to the legal, tax, business, financial and related aspects of participating in the exchange offer.

## NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

## INDUSTRY DATA

Unless otherwise stated, market data and industry information throughout this prospectus were obtained from publications by Chemical Market Associates, Inc. and other sources. We have not verified any of the data from these sources. Statements regarding our industry or market positions or the positions of other companies in the industry, including rankings, are based on average annual production capacities for 2002.

## DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in this prospectus that we expect or anticipate will, should or may occur in the future, including, without limitation, statements included in this prospectus under the captions "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and located elsewhere in this prospectus regarding our financial position, business strategy and measures to implement that strategy, including changes to operations, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success and other similar matters are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, without limitation, the information discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus as well as other factors which might be described from time to time in our future filings with the Securities and Exchange Commission ("SEC") and additional factors which are beyond our control.

Consequently, all of the forward-looking statements we make in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or our businesses or operations. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by any of those factors described above and in the documents containing those forward-looking statements. We do not assume any obligation to release publicly any updates or revisions to any forward-looking statement.

## WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement for further information. This prospectus contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements and other documents, but reference is made to the actual agreements and documents (copies of which will be made available upon request to us) for complete information with respect thereto, and all such summaries are qualified in their entirety by this reference.

We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.

While the exchange notes remain outstanding, we will furnish to you or any prospective purchaser designated by you, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

We are "incorporating by reference" into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

- Our Quarterly Report on Form 10-Q for the three months ended March 31, 2002.

- Our Current Report on Form 8-K dated June 17, 2002.

- All other documents we file with the SEC before termination of this exchange offer under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may also obtain a copy of our filings with the SEC as well as copies of the indenture, registration rights agreement and other documents described herein, other than an exhibit to those filings unless we have specifically incorporated an exhibit by reference, at no cost, by writing to or telephoning us at the following address:

**Chevron Phillips Chemical Company LLC**
**Chevron Phillips Chemical Company LP**
P.O. Box 4910
The Woodlands, TX 77387-4910
(832) 813-4100

# PROSPECTUS SUMMARY

*This is a summary that highlights information contained elsewhere in this prospectus and, therefore, is not complete and does not contain all the information that you should consider before participating in the exchange offer. Unless the context otherwise requires, the terms "CPChem," "our," "we" and "us" refer to Chevron Phillips Chemical Company LLC and our subsidiaries as a combined entity, except where it is stated otherwise. Chevron Phillips Chemical Company LLC and our wholly owned subsidiary, Chevron Phillips Chemical Company LP, are jointly issuing these exchange notes.*

## Chevron Phillips Chemical Company

Our company consists of the combined chemicals and plastics businesses and assets of ChevronTexaco Corporation ("ChevronTexaco"), excluding ChevronTexaco's Oronite division, and Phillips Petroleum Company ("Phillips" and together with ChevronTexaco, the "Owners"). We began operations on July 1, 2000. ChevronTexaco and Phillips have an extensive history in the chemicals and plastics industry dating back to 1942. We believe that the combination of their chemicals and plastics businesses has positioned us for success by allowing synergy capture and cost savings, diversifying our portfolio, improving our feedstock sources and distribution systems, and making available the best technologies and practices of our Owners. Our Owners' strong reputations and traditions of excellence also position us well for growth.

We are the world's seventh largest producer of ethylene, one of the chemical industry's most basic feedstocks. In addition, we are the second largest marketer of cyclohexane, the third largest producer of alpha olefins, the fourth largest producer of polyethylene and paraxylene, and the sixth largest producer of styrene. In North America, we are the largest producer of polyethylene pressure pipe and the third largest producer of styrene, paraxylene and alpha olefins. Our production volumes in a variety of other feedstocks and products are substantial, both on a worldwide and North American basis. Due to our size, cost structure, financial strength and industry experience, we believe that we are well positioned to compete effectively in our industry.

We have three primary business units: Olefins & Polyolefins; Aromatics & Styrenics; and Specialty Products. Our domestic chemicals and plastics plants are well positioned geographically for long-term, stable access to feedstocks. We sell and distribute our products through established and well-developed marketing and transportation networks.

Internationally, we operate facilities in six different countries including Mexico, Belgium, Saudi Arabia, Singapore, China, and South Korea. We are also building a major petrochemical facility in Qatar. Most of these plants are strategically located near their feedstock suppliers, with access to the largest markets for our products.

For the year ended December 31, 2001, a year marked by "bottom of the cycle" market conditions, we had total revenues of $6.0 billion, EBITDA of $89 million and a net loss of $480 million. Excluding the effect of special items, our net loss would have been $283 million. Total assets at December 31, 2001, were $5.9 billion. For the three months ended March 31, 2002, we had total revenues of $1.2 billion, EBITDA of $62 million and a net loss of $22 million. Total assets at March 31, 2002 were $5.8 billion.

Our principal executive offices are located at 10001 Six Pines Drive, The Woodlands, TX 77380-1498 (telephone number (832) 813-4100).

**Strategy**

Our strategic goals are to be a market leader in each of our business segments, to achieve returns superior to those of our competitors, and to become consistently profitable despite the cyclical business environment in which we operate.

In each of our product segments, we strive to achieve the following objectives:

**Operational Excellence and Safety.**   We intend to continue to operate our facilities efficiently and safely. We believe that safely run, reliable operations are the cornerstone for improving margins, increasing production, and lowering overall costs. Five of our eight largest domestic sites have been recognized by the Occupational Safety and Health Administration ("OSHA") under its Voluntary Protection Program.

**Modern World-Scale Production Centers.**   We intend to continue establishing large, modern production facilities in regions having reliable and secure access to low-cost feedstocks, which will allow competitive access to markets in Asia, Europe, the Middle East and Africa. Our U.S. Gulf Coast facilities are already well established. Our existing and new Qatari and Saudi Arabian ventures will allow us to improve our global feedstock position. Our U.S. joint venture with BP Solvay Polyethylene will result in the construction of the world's largest single-train loop polyethylene plant and will allow us to capture economies of scale. We intend to actively pursue the creation of similar production centers in other regions, and will expand existing facilities as market demand allows.

**Cost Reduction.**   We expect to continue achieving significant cost savings and synergies from the combination of ChevronTexaco's and Phillips' chemicals and plastics operations. These savings will primarily come from improved production processes, materials, supplies and feedstock sourcing, and enhanced distribution and marketing capabilities. Our strategy is to identify and employ, in each of our facilities, the best practices of our other facilities and those of our Owners. We continuously seek to lower our cost structure by aggregating our purchasing requirements, whether for feedstocks, catalysts, chemicals or additives, or for engineering, construction and other services. We achieved in excess of $200 million of net recurring merger synergies and cost savings in 2001, surpassing the previous target of $150 million announced when we were formed in 2000.

**Maintain Technology Leadership.**   Both the ChevronTexaco and the Phillips chemicals and plastics operations benefited from excellent process and product technology. Our strategy is to continue to leverage these benefits to gain competitive advantage in the market. We continue to fund technology development, capture its value through internal use, and utilize the licensing of existing and new basic technologies for profit and for entry into international partnerships in strategic areas. We will maintain and enhance our ability to provide product technical assistance in support of our marketing activities.

**Maintain Market Leadership.**   We focus on our customers and strive to deliver high-quality, reliable products and services. We intend to continue to develop "market standard" resins in our polyolefins business. In areas in which we have substantial market positions, such as ethylene, benzene and cyclohexane, we have reconfigured our pipeline systems, made process improvements, and streamlined our operations so that we have the flexibility to utilize low-cost feedstocks and increase our plant yields to better serve our customers. We believe that our size and experience in the industry will continue to be an advantage as the industry evolves and develops.

## Competitive Strengths

We believe that our competitive strengths provide us with a solid foundation for growing our asset base and profitability and improving our market position.

**Large, Diversified Product Portfolio.** We have a broad range of product offerings in each of our business segments:

- Olefins & Polyolefins;
- Aromatics & Styrenics; and
- Specialty Products.

Through the combination of ChevronTexaco's and Phillips' chemicals and plastics businesses, we have increased the scale of production for many of our products. We produce commodity chemicals and plastic products such as:

- ethylene;
- polyethylene;
- propylene;
- polypropylene
- benzene;
- styrene;

- polystyrene
- paraxylene;
- cyclohexane;
- cumene; and
- polyethylene pipe.

We have also broadened the range of specialty products we produce, such as:

- acetylene black;
- K-Resin® styrene-butadiene copolymer;
- methyl mercaptan;

- alpha olefins;
- Ryton™ polyphenylene sulfide; and
- other higher margin specialty chemicals.

**Strong Owner Sponsorship.** We have the strategic commitment of our Owners to the success of our business. Both Owners (or their affiliates) have entered into multiple long-term, market-price supply and offtake agreements with us for a major portion of our feedstocks. Both Phillips and ChevronTexaco have stated that we will be the primary vehicle by which they conduct their chemicals and plastics businesses. On July 1, 2002, ChevronTexaco and Phillips purchased an aggregate of $250 million of preferred limited liability company interests ("Preferred LLC Interests"), the proceeds of which were used to reduce our commercial paper borrowings.

**Leading Key Products Market Position.** We are a leading manufacturer of several key, basic chemicals and plastics products that are widely used in multiple industrial and consumer applications and end markets.

- We are the seventh largest ethylene producer in the world;
- We are the fourth largest polyethylene producer in the world;
- We are the sixth largest styrene producer in the world and the third largest in North America;
- We are the second largest cyclohexane marketer in the world;
- We are the fourth largest paraxylene producer in the world;
- We are North America's largest polyethylene pressure pipe producer; and
- We are the third largest alpha olefins producer in both the world and in North America.

**Global Presence and Capabilities.** Our main North American facilities are located along the U.S. Gulf Coast. Through these facilities we have access to stable, long-term feedstock supplies through some of the world's largest and most well established pipeline networks and storage facilities. We own certain of these pipelines and storage caverns that connect various chemical plants on the U.S. Gulf Coast and, through various commercial arrangements, we have access to much of the system as a whole. Our products are distributed throughout North America and the world by pipeline, rail, truck and ocean carriers. All of our facilities have excellent access to their feedstock suppliers and are close to rail, ports, roads and pipelines that give them access to the markets they serve. Both our U.S. and international operations are supported by an experienced marketing organization, comprised of directly employed representatives, sales agents, and distributors, located close to our customers in numerous cities throughout the United States, Europe, Asia, Latin America and the Middle East. Qatar Chemical Company Ltd. (Q-Chem), a joint venture company, was formed in 1997 to develop a major petrochemical complex in the State of Qatar at an estimated cost of $1.2 billion. Construction of the complex began in October 1999, with start-up scheduled for late 2002. In June 2001, one of our subsidiaries and Qatar Petroleum signed a joint venture agreement for the development of a second world-scale petrochemical project in Qatar, scheduled for completion in 2007. In April 2002, we announced plans for a 50%-owned joint venture project at Al Jubail, Saudi Arabia. The project, expected to cost approximately $1 billion, will produce benzene, ethylbenzene, styrene and propylene.

**Secure Feedstock Supply.** We have developed an efficient and stable feedstock supply system. Approximately 80% of our natural gas liquids—the basic building block for our ethylene and propylene operations—are provided under long-term, market-based contracts with affiliates of our Owners. Our ethylene is transported through the most extensive petrochemical pipeline system in the U.S. Gulf Coast region. Other feedstocks for our intermediate petrochemicals are supplied at market prices from our Owners' facilities and third-party facilities under long-term agreements. Similarly, our principal international facilities are or will be supplied under long-term contracts.

**Cost Efficiencies.** The geographic alignment of our operations resulting from the combination of ChevronTexaco's and Phillips' chemicals and plastics businesses gives us an opportunity to source feedstocks, materials and services at lower costs (feedstock comprises up to 80% of the cash cost of certain products) and to better capture cost and marketing efficiencies. We eliminated duplication in our engineering, technical services and analytical support groups. In addition, we substantially reduced the size of the corporate staff required for our combined business to reduce overlap and duplication and increase earnings.

**Strong Management Team.** Our management team has substantial experience in the chemicals and plastics business and has successfully integrated the combined chemicals and plastics assets and operations of our Owners. We drew upon our Owners to assemble a management team with significant depth, experience and strategic relationships around the world.

**Strong Capital Position.** Our total debt to total capitalization ratio at March 31, 2002, was 34%. Our capital position was further strengthened by the sale of $250 million of Preferred LLC Interests to our Owners on July 1, 2002. We believe that our financial strength will permit us to focus on growing our revenue base and profitability by:

- maintaining leading product and process technologies;

- building world-scale plants and adding additional capacity in strategic products and strategic locations, which we expect to finance using our conservative capital structure including the use of project financing for major international projects; and

- maintaining worldwide sales and marketing organizations to assure markets for our products.

### The Owners of Chevron Phillips Chemical Company LLC

ChevronTexaco and Phillips each file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. SEC filings of ChevronTexaco and Phillips are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document that is filed with the SEC. Call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, reports and other information concerning ChevronTexaco and Phillips can be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

**ChevronTexaco**

ChevronTexaco Corporation, a Delaware corporation, manages its investments in subsidiaries and affiliates, and provides administrative, financial and management support to, U.S. and foreign subsidiaries that engage in fully integrated petroleum operations, chemicals operations, coal mining, power and energy services. ChevronTexaco operates in the United States and approximately 180 other countries. Petroleum operations consist of exploring for, developing and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas and the many products derived from petroleum; and transporting crude oil, natural gas and petroleum products by pipelines, marine vessels, motor equipment and rail car. ChevronTexaco's chemicals and plastics activities, except for its Oronite fuel additives and lubricants business, are conducted through its 50% interest in us. ChevronTexaco's net income for the year ended December 31, 2001, was $3.3 billion. At December 31, 2001, ChevronTexaco had $77.6 billion in assets.

**Phillips**

At December 31, 2001, Phillips Petroleum Company, a Delaware corporation, had hydrocarbon production in the United States and in eight foreign countries and held acreage in 17 countries. Phillips had four business segments. Its exploration and production unit explores for and produces crude oil, natural gas and natural gas liquids on a worldwide basis. It conducts its gas gathering, processing and marketing through its 30.3% interest in Duke Energy Field Services, LLC. Its refining, marketing and transportation unit refines, markets and transports crude oil and petroleum products, primarily in the United States. Its chemicals and plastics business is conducted through its 50% interest in us. Phillips' net income for the year ended December 31, 2001, was $1.7 billion. At December 31, 2001, Phillips had $35.2 billion in assets. On November 18, 2001, Phillips and Conoco Inc. announced that their respective Boards of Directors had unanimously agreed to a merger of equals, with the new company to be named ConocoPhillips. The companies expect the transaction to close in the second half of 2002.

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**Neither ChevronTexaco nor Phillips has any payment or other obligations under the exchange notes we issue. Because the exchange notes are not guaranteed by either of our Owners, you will be required to look only to us to satisfy obligations under the exchange notes.**

**The Exchange Offer**

General . . . . . . . . . . . . . . . . . . . . . . On June 21, 2002, we completed a private offering of the outstanding notes, which consist of $500,000,000 aggregate principal amount of our 5⅜% Notes due 2007.

The Exchange Offer . . . . . . . . . . . . . We are offering to issue a like principal amount of the exchange notes, which have been registered under the Securities Act, for our outstanding 5⅜% Notes due 2007.

We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the outstanding notes were sold in transactions pursuant to Rule 144A and Regulation S under the Securities Act and therefore subject to transfer restrictions which will not apply to the exchange notes.

Expiration Date . . . . . . . . . . . . . . . The exchange offer will expire at 5:00 p.m., New York City time, on                    , 2002 unless extended by us. We do not currently intend to extend the expiration date.

Procedures for Tendering Outstanding
   Notes . . . . . . . . . . . . . . . . . . . . . If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the properly completed and duly executed letter of transmittal together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company (DTC) and wish to participate in the exchange offer, you must also comply with the Automated Tender Offer Program (ATOP) procedures of DTC. By executing, or otherwise becoming bound by, the letter of transmittal, you will represent to us that:

- you are not our affiliate;

- any exchange notes that you receive were acquired in the ordinary course of business; and

- you have no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes.

Guaranteed Delivery Procedures . . . . If you wish to tender your outstanding notes and your outstanding notes are not immediately available or time will not permit your outstanding notes or other required documents to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer— Guaranteed Delivery Procedures."

| | |
|---|---|
| Withdrawal Rights . . . . . . . . . . . . . | You may withdraw the tender of your outstanding notes at any time prior to the expiration date. We will return to you, without expense to you, any of your outstanding notes that have been tendered for exchange but which are not exchanged for any reason as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. |
| Certain Conditions to the Exchange Offer . . . . . . . . . . . . . . . . . . . . . | The exchange offer is subject to customary conditions, which we may assert or waive. See "The Exchange Offer— Conditions to the Exchange Offer." |
| Failure to Tender Your Outstanding Notes . . . . . . . . . . . . . . . . . . . . | If you fail to tender your outstanding notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your outstanding notes or to pay liquidated damages. |
| Use of Proceeds . . . . . . . . . . . . . . . | We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer. |
| Exchange Agent . . . . . . . . . . . . . . . | The Bank of New York is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned "The Exchange Offer—Exchange Agent" of this prospectus. |
| Resale of the Exchange Notes . . . . . . | Under existing interpretations of the SEC's staff contained in several no-action letters to third parties, the exchange notes will be freely transferable after the exchange offer without further registration under the Securities Act. However, any purchaser of outstanding notes who is an "affiliate" of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange notes: |

- will not be able to rely on the interpretation of the SEC's staff;

- will not be able to tender its outstanding notes in the exchange offer; and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes unless such sale or transfer is made pursuant to an exemption from such requirements.

# The Exchange Notes

*The following summary contains basic information about the exchange notes. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the section of this document entitled "Description of the Exchange Notes," particularly those subsections to which we have referred you. Except where the context requires otherwise, references in this prospectus to "notes" are references to both exchange notes and outstanding notes.*

| | |
|---|---|
| Issuers . . . . . . . . . . . . . . . . . . . . . . | Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP. |
| Ranking . . . . . . . . . . . . . . . . . . . . . . | The exchange notes will rank equally with all other senior unsecured indebtedness of Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP. See "Description of the Exchange Notes." The notes are not guaranteed by either ChevronTexaco or Phillips. The notes are issued jointly by Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP. |
| Notes Offered . . . . . . . . . . . . . . . . . | $500,000,000 in principal amount of 5⅜% notes due 2007. |
| Maturity Date . . . . . . . . . . . . . . . . . | June 15, 2007. |
| Interest . . . . . . . . . . . . . . . . . . . . . . | Annual rate: 5⅜%. |
| | Payment frequency: semiannually on June 15 and December 15. |
| | First payment: December 15, 2002. |
| Optional Redemption . . . . . . . . . . . . | We may redeem some or all of the exchange notes at the redemption price described in the section entitled "Description of the Exchange Notes—Optional Redemption." |
| Certain Covenants . . . . . . . . . . . . . . | We will issue the exchange notes under an indenture with The Bank of New York, the trustee. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to: |
| | • incur indebtedness secured by liens on our restricted properties; |
| | • enter into sale and leaseback transactions with respect to our restricted properties; and |
| | • merge, consolidate or sell all or substantially all of our assets. |
| | For more details, see "Description of the Exchange Notes—Certain Covenants." |
| Use of Proceeds . . . . . . . . . . . . . . . | We used the net proceeds from the sale of the notes to reduce commercial paper borrowings and for other business purposes. We will not receive any proceeds from the exchange offer. |

Absence of a Public Market for the
    Notes . . . . . . . . . . . . . . . . . . . . . . The exchange notes are identical in all material respects to the outstanding notes, generally are freely transferable but are also new securities for which there will not initially be a market. Accordingly, there can be no assurances as to the development or liquidity of any market for the exchange notes. Barclays Capital Inc., Morgan Stanley & Co. Incorporated, and the other initial purchasers of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice. See "Plan of Distribution."

## Risk Factors

You should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this prospectus prior to making an investment in the exchange notes.

# RISK FACTORS

*An investment in the exchange notes involves risks. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether to participate in the exchange offer.*

## Risk Factors Relating to the Exchange Offer

***If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.***

If you do not exchange your outstanding notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes. We did not register the outstanding notes under the federal or any state securities laws, and we do not intend to register them following the exchange offer. As a result, the outstanding notes may only be transferred in limited circumstances under the securities laws. In addition, to the extent outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes would be adversely affected. As a result, after the exchange offer, you may have difficulty selling your outstanding notes.

***You must follow the exchange offer procedures carefully in order to receive the exchange notes.***

If you do not follow the procedures described herein, you will not receive the exchange notes. The exchange notes will be issued to you in exchange for your outstanding notes only after timely receipt by the exchange agent of your outstanding notes and either:

- a properly completed and executed letter of transmittal and all other required documentation or
- a book-entry delivery by transmittal of an agent's message through DTC.

If you want to tender your outstanding notes in exchange for the exchange notes, you should allow sufficient time to ensure timely delivery. No one is under any duty to give you notification of defects or irregularities with respect to tenders of outstanding notes for exchange. For additional information, please refer to the sections captioned "The Exchange Offer" and "Plan of Distribution" in this prospectus.

## Risk Factors Relating to Our Business

***Our industry is cyclical and volatile. Our profitability, as well as the market value of the notes, may be adversely affected by external factors beyond our control.***

- **Our industry experiences alternating periods of tight supply and overcapacity.**

The petrochemicals and plastics industry is both cyclical and volatile. Historically, the industry has experienced periods of tight supply, resulting in increased prices and profit margins. This is typically followed by periods of substantial capacity expansion, resulting in oversupply and declining prices and profit margins. As a result of changes in demand for products, changes in energy prices and changes in economic conditions around the world, our profit margins may fluctuate, not only from year to year, but also from quarter to quarter.

Currently, industry-wide capacity expansions have contributed to a decline in the profit margin of some of our products. We cannot assure you that future growth in product demand will be sufficient to utilize this additional capacity. Fluctuations in capacity and supply can cause volatility in profit margins.

- **Feedstock costs and other external factors beyond our control can cause wide fluctuations in our margins.**

Due to the commodity nature of the products we sell, market position cannot necessarily be protected by product differentiation or by passing on cost increases to customers. Accordingly, price increases in raw materials and other costs may not correlate with changes in the prices received for products. Feedstock prices can fluctuate widely for a variety of reasons, including changes in availability because of major capacity additions or significant facility operating problems. Other external factors that can cause volatility in feedstock prices, demand for products, product prices and volumes, and margin deterioration include:

- general economic conditions;
- the level of business activity in the industries that use our products;
- competitors' actions;
- domestic and international events and circumstances;
- product and process technology changes;
- currency fluctuations; and
- governmental regulation in the United States and abroad.

Although we produce feedstocks to meet a portion of our demand and have long-term feedstock supply contracts with affiliates of our Owners and others, we are still subject to volatile feedstock prices. Extreme volatility, such as that experienced at the beginning of the fourth quarter of 2000 and continuing into 2001, can result in the need to temporarily idle or curtail production units.

***Extensive environmental, health and safety laws and regulations impact our operations and assets; compliance with, and/or liability under, these laws and regulations could adversely affect our results of operations and the value of the notes.***

The chemicals and plastics business is highly regulated, subject to increasingly stringent laws and regulations addressing environmental, health and safety matters. Such matters include, but are not limited to, air pollutant emissions, discharge of treated wastewater, stormwater runoff, solid waste management, workplace safety, and contamination. Violations of these laws and regulations often result in monetary penalties and corrective action, but depending on the severity of the violation, could result in substantial fines, criminal sanctions, permit revocation, and/or facility shutdowns.

Under some laws, including in the United States the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund"), the Resources Conservation and Recovery Act of 1976, and the laws of many states, we may be subject to joint and several liability regarding environmental contamination on or from properties that we previously owned or operated or currently own or operate, as well as other contaminated properties where we have disposed or arranged for the disposal of hazardous substances, or where our feedstocks or products which contained hazardous substances have been spilled or released. Depending on the circumstances, such liabilities may involve, for example, investigation or cleanup costs, claims for damages to natural resources, or punitive damage claims. In addition, we may be the subject of third-party tort claims seeking compensatory and punitive damages for alleged impacts on human health or the environment. These liabilities and claims could result in substantial costs to us.

We incur, and expect to continue to incur, substantial costs for capital improvements and general compliance under applicable environmental laws, including costs to acquire, maintain and repair pollution control equipment. By 2007, industrial facilities in the Texas Gulf Coast region, including facilities we own, will require modification and the installation of additional control equipment to comply with regulations relating to nitrogen oxide (NOx) emissions, which apply generally to industries in this area. This equipment, which will need to be installed well in advance of the 2007 deadline, is expected to require capital expenditures of approximately $170 million to $260 million, and will likely result in increased operating costs thereafter. We also anticipate that new regulations will be issued concerning releases of volatile organic compounds (VOC's), but cannot at this time assess capital expenditure or operating cost impacts.

In addition, new laws and regulations, stricter enforcement of, or changes to, existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could in the future require us to incur costs, or affect our production or revenues, in ways that could have a negative effect on our financial condition or results of operations and the value of the notes. Therefore, we cannot assure you that material capital expenditures, costs, or operating expenses beyond those currently anticipated will not be required under applicable environmental, health, and safety laws and regulations, or that developments with respect to such laws and regulations will not adversely affect our production or revenues.

We are aware that there are or may be soil or groundwater contamination at or from some facilities and that remediation of soil and groundwater contaminated with hazardous substances will be required. Accrued environmental costs totaled $7 million at both March 31, 2002, and December 31, 2001, primarily for remediation. There were no accrued environmental costs associated with discontinued or sold operations or sites where we had been named a potentially responsible party at March 31, 2002, or December 31, 2001. Based on available information, we believe that the costs that may be incurred to investigate and remediate known contamination will not have a material adverse effect on consolidated results of operations, financial position or liquidity.

***Our operations are hazardous and could expose us to the risk of material liabilities, lost revenues or increased expenses.***

There are risks associated with the production of chemicals and plastics, such as operational hazards and unforeseen interruptions caused by events beyond our control. These include accidents, the breakdown or failure of equipment or processes, and catastrophic events. These events can result in injury or loss of life and extensive property or environmental damage. In addition, the handling of chemicals has the potential for serious impacts on human health and the environment. Liabilities incurred and interruptions in operations caused by these events or the handling of chemicals have the potential to materially impact our consolidated results of operations, financial position and liquidity. While we maintain general and business interruption insurance, insurance proceeds may not be adequate to fully cover substantial liabilities incurred, lost revenues or increased expenses.

Under the contribution agreement under which ChevronTexaco and Phillips contributed their chemicals and plastics businesses to us ("Contribution Agreement"), we assumed substantially all liabilities, including environmental, related to these businesses, with limited exceptions. We cannot give any assurance that any liabilities, lost revenues or increased expenses not covered by ChevronTexaco or Phillips under the Contribution Agreement will not be material to us.

***Our relationships with ChevronTexaco and Phillips are important to our business and a change or termination of such relationship may affect our strategic direction or our financial and operating practices and our financial results may thereby be adversely affected.***

ChevronTexaco and Phillips, through their ownership interest in us and their membership on our Board of Directors, play an active role in setting our strategic and financial policies and in providing to us their management advice and assistance. Should either or both of them dispose of their interest in us, and thereby cease or diminish their participation in our management, we cannot guarantee that our strategic plans, our financial policies or other aspects of our management will remain the same. Our financial performance may be adversely affected if either or both of ChevronTexaco and Phillips dispose of their interest in us.

Moreover, in view of the unanimous consent provisions of our governance structure, any transfer of an interest in us, or any change in our control, may affect our governance.

***We rely on ChevronTexaco, Phillips and their affiliates for the supply of major portions of our feedstocks. If they should cease or interrupt their production of these feedstocks, we will be required to find them elsewhere.***

We obtain substantial quantities of feedstocks from our Owners or their affiliates. These are generally supplied under long-term agreements, the terms of which, in some cases, extend for the life of the facilities from which they are produced. There are, however, provisions for termination of supply if a particular feedstock is no longer produced at a facility. Thus, our supplies might be interrupted if, for example, ChevronTexaco, Phillips or their affiliates reconfigured a supplying facility so that a particular feedstock was no longer produced, or otherwise stopped its supply. We know of no specific plans by either ChevronTexaco or Phillips to interrupt supplies or reconfigure their facilities so that interruptions might occur. However, if such interruptions did occur, we might have difficulty replacing certain feedstocks, particularly those used in the manufacture of specialty chemicals.

***We purchase substantial natural gas liquids feedstocks from two suppliers. Over time, these suppliers may cease or decrease production of the feedstocks we purchase.***

Major portions of our natural gas liquids ("NGL") feedstocks for our U.S. Gulf Coast plants are supplied under agreements with companies that are affiliates of ChevronTexaco and Phillips. These NGLs come from certain plants connected to pipelines we own or have access to. Over time, as our suppliers' production needs change, they may rationalize their NGL production by closing plants or consolidating production in new or existing plants to which we do not have access. While we have no indication at present that we will lose access to such supplies, we cannot guarantee that our feedstock supplies will not be affected as NGL markets evolve. While we believe we could replace any lost supplies with new supply arrangements, we cannot guarantee that the terms of those arrangements would be as favorable as the terms of current contracts.

***Our international operations expose us to political, economic and regulatory risks not faced by businesses that operate only in the United States.***

International operations are exposed to political, economic and regulatory risks not faced by businesses that operate only in the United States. A portion of our operations are outside the United States, with manufacturing facilities in existence or under construction in Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. Assets located outside of the U.S. as of December 31, 2001, totaled $564 million and net sales from non-U.S. operations were $627 million in 2001. These international operations are subject to risks similar to those affecting our U.S. operations in addition to a number of other risks, including:

- difficulties in enforcing contractual rights;
- devaluations and fluctuations in currency exchange rates that may adversely affect our revenues and margins;
- imposition or increases of withholding and other taxes on remittances and other payments by subsidiaries and affiliates;
- exposure to different legal standards;
- imposition or increases of investment and other restrictions by foreign governments;
- the requirements of a wide variety of foreign laws;
- political and economic instability; and
- difficulties in staffing and managing operations, particularly in remote locations.

***We depend on proprietary technologies to maintain our competitive position.***

Proprietary technology rights are important to our success and our competitive position. The use of similar technology by others or the misappropriation and wrongful use of our technology by third parties could reduce or eliminate competitive advantages we have developed, cause us to lose sales or otherwise harm our business.

Although we own, or license from our Owners, numerous U.S. and foreign patents and have numerous pending patents that relate to our technology, we cannot assure you that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties.

We have entered into confidentiality and assignment of invention agreements with our employees and nondisclosure agreements with customers, suppliers and potential strategic partners, among others; however, we cannot assure you that we have done so on a uniform basis or in all instances. If any party to these agreements were to violate their agreement with us and disclose our proprietary technology to a third party, we may be unable to prevent the third party from using this information. Our trade secrets may otherwise become known or independently developed by others, and trade secret laws provide no remedy against independent development or discovery.

17

We have registered and applied for some service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to use our trademarks and impede our marketing efforts in those jurisdictions.

We believe that our intellectual property is of a quality and breadth that is at least comparable to that of our major competitors. In order to maintain our position within the industry, we plan to continue incurring substantial expenditures related to both the research and development of our technology and the protection and enforcement thereof.

**Risk Factors Relating to the Exchange Notes**

*Because there is currently no public market for the exchange notes, we cannot guarantee that a market for the notes will develop.*

There is currently no public market for the exchange notes and we do not intend to list them on any securities exchange. We cannot provide any assurance about:

- the liquidity of any markets that may develop for the exchange notes;
- your ability to sell the exchange notes; or
- the prices at which you will be able to sell the exchange notes.

Future trading prices of the exchange notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. The initial purchasers have advised us that they currently intend to make a market in the exchange notes after completion of the exchange offer. However, the initial purchasers do not have any obligation to make a market in the exchange notes, and they may discontinue any market-making activities at any time without any notice. Furthermore, there is no assurance that the exchange offer will be completed on time or at all.

*You should look only to us and not to our Owners to satisfy our obligations under the exchange notes.*

Chevron Phillips Chemical Company LP is a wholly owned subsidiary of Chevron Phillips Chemical Company LLC. The exchange notes will be joint and several obligations of both companies. Our Owners, ChevronTexaco and Phillips, have no obligations under the exchange notes. As a result, you will only be able to look to Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP to satisfy the obligations under the exchange notes.

## USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our capitalization.

We used the net proceeds of approximately $494 million from the sale of the outstanding notes to reduce commercial paper and for other business purposes.

# CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002, and as adjusted to provide pro forma effect to the sale of the outstanding notes and the application of the proceeds of such sale (without deduction for expenses) as described under "Use of Proceeds." This table should be read in conjunction with the Selected Historical Financial Data and the financial statements included elsewhere in this prospectus.

|  | At March 31, 2002 | |
| --- | --- | --- |
|  | **Actual** | **As Adjusted** |
|  | **(in millions)** | |
| Commercial paper | $1,098 | $ 598 |
| 7% Notes due 2011 | 500 | 500 |
| Secured borrowings | 181 | 181 |
| 5⅜% Notes due 2007 | – | 500 |
| Other | 11 | 11 |
| Subtotal | 1,790 | 1,790 |
| Unamortized debt discount | (4) | (4) |
| Total debt | 1,786 | 1,786 |
| Members' capital | 3,420 | 3,420 |
| Total capitalization | $5,206 | $5,206 |

The foregoing table does not include the effect of the sale on July 1, 2002, of $250 million of Preferred LLC Interests to the Owners. Proceeds from the sale of the preferred interests were used to further decrease the amount of commercial paper borrowings. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

## SELECTED HISTORICAL FINANCIAL DATA

The following table presents summary historical financial information as of the dates and for the periods indicated. The summary historical financial information as of December 31, 1999, and June 30, 2000, and for the year ended December 31, 1999, and the six-month period ended June 30, 2000, was derived from the financial statements for the Chevron Chemical Company C Chem Business, audited by PricewaterhouseCoopers LLP, independent accountants, and the financial statements for Phillips Petroleum Company's Chemicals Business, audited by Ernst & Young LLP, independent auditors. The summary historical financial data as of December 31, 2000 and 2001, and for the period July 1, 2000 (inception) through December 31, 2000, and the year ended December 31, 2001, was derived from the financial statements for CPChem, audited by Ernst & Young LLP, independent auditors.

It is important that you read the summary financial data presented below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information," the historical financial statements and the combined pro forma financial statements included elsewhere in this prospectus.

| | Chevron Chemical Company C Chem Business | | Phillips Petroleum Company's Chemicals Business | | Chevron Phillips Chemical Company LLC | | | |
|---|---|---|---|---|---|---|---|---|
| Millions | Year Ended Dec. 31, 1999 | Six Months Ended June 30, 2000 | Year Ended Dec. 31, 1999 | Six Months Ended June 30, 2000 | Six Months Ended Dec. 31, 2000 | Year Ended Dec. 31, 2001 | Three Months Ended March 31, 2001 (unaudited) | Three Months Ended March 31, 2002 (unaudited) |
| **Operating Data:** | | | | | | | | |
| Net sales . . . . . . . . . . . . . . . . | $2,695 | $1,834 | $3,117 | $2,238 | $ 3,402 | $5,871 | $1,825 | $1,147 |
| Operating income (loss) . . . . . . . | 282 | 150 | 237 | 133 | (158) | (336) | (87) | (5) |
| Net income (loss)[a] . . . . . . . . . . | 177 | 96 | 147 | 84 | (241)[b] | (480)[b] | (118)[b] | (22)[b] |
| **Balance Sheet Data:** | | | | | | | | |
| Net working capital . . . . . . . . . . | 529 | 532 | 518 | 495 | 1,155 | 731 | 1,278 | 763 |
| Total assets . . . . . . . . . . . . . . . | 3,072 | 3,198 | 3,214 | 3,402 | 6,673 | 5,860 | 6,695 | 5,849 |
| Long-term debt . . . . . . . . . . . . . | – | – | – | – | 1,784 | 1,507 | 2,009 | 1,605 |
| Owners' net investment . . . . . . . | 2,334 | 2,363 | 2,427 | 2,466 | 3,843 | 3,434 | 3,723 | 3,420 |
| **Other Data:** | | | | | | | | |
| EBITDA[c] . . . . . . . . . . . . . . . | 393 | 204 | 340 | 190 | 130 | 89 | (11) | 62 |
| Depreciation, amortization, retirements and impairments . . . | 110 | 54 | 103 | 57 | 288 | 425 | 76 | 67 |
| Capital expenditures . . . . . . . . . | 285 | 81 | 105 | 41 | 112 | 291 | 63 | 65 |
| Ratio of earnings to fixed charges (unaudited)[d] . . . . . . . . . . . . | | | | | – | – | – | – |
| Pro forma ratio of earnings to fixed charges (unaudited)[e] . . . . . . . | | | | | | – | | – |
| **Net Cash Provided By (Used In):** | | | | | | | | |
| Operating activities . . . . . . . . . . | 219 | 167 | 182 | 132 | 98 | 371 | (107) | 14 |
| Investing activities . . . . . . . . . . . | (292) | (81) | (103) | (114) | (112) | (264) | (51) | (144) |
| Financing activities . . . . . . . . . . | 75 | (66) | (79) | (18) | 95 | (152) | 165 | 99 |

20

(a) CPChem is generally treated as a flow-through entity for U.S. income tax purposes whereby each Owner is taxable on its respective share of income. For further explanation see Note 14 to CPChem's 2001 audited financial statements.

(b) Includes the effects of special items totaling $216 million, $197 million, $17 million, and $10 million during the six months ended December 31, 2000, the year ended December 31, 2001, and the three-month periods ended March 31, 2001 and 2002, respectively. Excluding these special items, we incurred net losses of $25 million, $283 million, $101 million, and $12 million, respectively, during those periods.

(c) EBITDA represents income before interest, income taxes, depreciation, amortization and impairments. EBITDA is not intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. We have included EBITDA as we understand that EBITDA is used by certain investors as one measure of a company's ability to service debt. Our definition of EBITDA is not necessarily that used by others.

(d) For purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated earnings (loss) before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness and capitalized interest, plus amortization of debt issuance cost and discounts, plus that portion of rental expense which is deemed to be representative of an interest factor.

The deficiencies in the coverage of fixed charges by earnings before fixed charges for CPChem's six-month period ended December 31, 2000, year ended December 31, 2001, and three-month periods ended March 31, 2001 and 2002, were $213 million, $431 million, $117 million and $21 million, respectively. Results in these respective periods included $152 million, $203 million, $5 million and $4 million of non-cash charges related to special items.

(e) The pro forma deficiencies in the coverage of fixed charges by earnings before fixed charges were $433 million for CPChem's year ended December 31, 2001 and $25 million for CPChem's three-month period ended March 31, 2002. The pro forma ratios of earnings to fixed charges for these periods give effect to the net increase in interest expense assuming the retirement of $500 million of CPChem's commercial paper with the proceeds from the issuance of $500 million of 5⅜% Notes due 2007, both as of January 1, 2001.

# UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information of CPChem has been derived by the application of pro forma adjustments to the audited financial statements of the Chevron Chemical Company C Chem Business, the audited financial statements of the Phillips Petroleum Company's Chemicals Business and the audited financial statements of CPChem included elsewhere in this prospectus.

ChevronTexaco and Phillips contributed their chemicals and plastics businesses to CPChem as of July 1, 2000. The unaudited pro forma income statement for the year ended December 31, 2000, presents the results of our company as if the ChevronTexaco and Phillips contributed businesses had been combined as of January 1, 2000. The adjustments are described in the accompanying notes. The unaudited pro forma income statement should not be considered indicative of actual results that would have been achieved had the ChevronTexaco and Phillips chemicals and plastics businesses been contributed on the date or for the period indicated and does not purport to indicate results of operations as of any future date or any future period. The unaudited pro forma income statement should be read in conjunction with the ChevronTexaco and Phillips chemicals and plastics businesses historical combined financial statements and the notes thereto and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

## CHEVRON PHILLIPS CHEMICAL COMPANY LLC
## UNAUDITED PRO FORMA INCOME STATEMENT
### Year Ended December 31, 2000
### (millions)

| | Chevron Historical (a) | Phillips Historical (a) | Pro Forma Adj. | Conforming Adj. (b) | Jan-Jun Pro Forma | CPChem Historical (c) | 2000 Pro Forma |
|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | |
| Net sales | $1,834 | $2,238 | $ (1)[(d)] | $ (3) | $ 4,068 | $3,402 | $7,470 |
| Equity in earnings (loss) of affiliates | – | 33 | – | (2) | 31 | (3) | 28 |
| Other income | 2 | 17 | – | 41 | 60 | 64 | 124 |
| Total revenue | 1,836 | 2,288 | (1) | 36 | 4,159 | 3,463 | 7,622 |
| **Costs and Expenses** | | | | | | | |
| Purchased products | 1,130 | 1,620 | 19 [(d,e)] | (2,769) | – | – | – |
| Operating expenses | 387 | 313 | – [(f)] | (700) | – | – | – |
| Cost of goods sold | – | – | – | 3,613 | 3,613 | 3,308 | 6,921 |
| Selling, general and administrative | 97 | 145 | – | 5 | 247 | 290 | 537 |
| Research and development | – | – | – | 30 | 30 | 23 | 53 |
| Depreciation and amortization | 54 | 57 | (6)[(g)] | (105) | – | – | – |
| Taxes other than income taxes | 18 | 20 | – | (38) | – | – | – |
| Total costs and expenses | 1,686 | 2,155 | 13 | 36 | 3,890 | 3,621 | 7,511 |
| Income (Loss) Before Interest and Taxes | 150 | 133 | (14) | – | 269 | (158) | 111 |
| Interest income | – | – | – | – | – | 10 | 10 |
| Interest expense | – | – | 60 [(h)] | – | 60 | 65 | 125 |
| Income (Loss) Before Taxes | 150 | 133 | (74) | – | 209 | (213) | (4) |
| Income tax expense (benefit) | 54 | 49 | (107)[(i)] | – | (4) | 28 | 24 |
| **Net Income (Loss)** | $ 96 | $ 84 | $ 33 | $ – | $ 213 | $ (241) | $ (28)[(j)] |
| **EBITDA** | | | | | $ 374 | $ 130 | $ 504 |

22

The unaudited pro forma income statement has been prepared as if the combination occurred on January 1, 2000. Pro forma adjustments were made to reflect the following:

(a) Represents the historical audited combined statements of income for the six-month periods ended June 30, 2000 for Chevron Chemical Company C Chem Business and Phillips Petroleum Company's Chemicals Business.

(b) Conforming adjustments represent reclassifications made to present the Chevron Chemical Company C Chem Business and Phillips Petroleum Company's Chemicals Business results of operations consistent with CPChem's results of operations.

(c) Represents the historical audited consolidated statement of operations for the period July 1, 2000 (inception) through December 31, 2000 for CPChem.

(d) This adjustment represents the elimination of purchase and sale transactions made between Chevron Chemical Company C Chem Business and Phillips Petroleum Company's Chemicals Business.

(e) This adjustment applies CPChem's inventory accounting policies from January 1, 2000.

(f) This adjustment conforms the turnaround accrual policy of Phillips Petroleum Company's Chemicals Business to that of CPChem as of January 1, 2000. CPChem expenses turnaround costs of major producing units when incurred. The impact for 2000 was under $1 million.

(g) This adjustment applies CPChem's accounting policies regarding estimated useful lives from January 1, 2000.

(h) This adjustment reflects the interest expense impact of long-term debt ($1,670 million) as if the debt was issued at the beginning of the year. The rate assumed in the calculation was 7.2%.

(i) This adjustment removes the majority of federal income taxes recognized by Chevron Chemical Company C Chem Business and Phillips Petroleum Company's Chemicals Business, as CPChem is generally a flow-through entity for U.S. income tax purposes.

(j) Excluding the effect of $214 million of special items, our pro forma net income would have been $186 million.

# MANAGEMENT'S DISCUSSION AND ANALYSIS
## OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations is our analysis of our financial performance and significant trends that may affect our future performance. For the purpose of this section, references to "we," "our," "us," or "CPChem" refer to Chevron Phillips Chemical Company LLC. This should be read in conjunction with the financial statements and footnotes.

## CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements" within the meaning of the federal securities laws. Such statements can generally be identified with words and phrases such as "believes," "expects," "anticipates," "should," "estimates," "foresees" or other words and phrases of similar meaning. Where we express an expectation or belief as to future results, there can be no assurance that the expectation or belief will result, be achieved or be accomplished. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we believe such assumptions or bases to be reasonable and to be made in good faith. Assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. The more significant factors that, if erroneous, could cause actual results to differ materially from those expressed include, among others:

- the timing and duration of periods of expansion and contraction within the chemicals industry;
- plans for the construction, modernization or de-bottlenecking of domestic and foreign chemical plants;
- prices of feedstocks and products;
- force majeure events;
- accidents;
- labor relations;
- political risks;
- changes in foreign and domestic laws, rules and regulations and the interpretation and enforcement thereof;
- regulatory decisions relating to taxes, the environment and human resources;
- the U.S. and global economies;
- results of financing efforts; and
- overall financial market conditions.

All forward-looking statements in this section are qualified in their entirety by the cautionary statements herein. Unless legally required, we do not undertake to update, revise or correct any of the forward-looking information.

### *CPChem Critical Accounting Policies*

The preparation of financial statements and related disclosures requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates and assumptions. Management believes that the estimates and assumptions used in connection with the amounts reported in our financial statements and related disclosures are reasonable and made in good faith. The following are summaries of our critical accounting policies, some of which require the application of significant estimates and assumptions.

Sales of petrochemicals, plastics, natural gas liquids and other items, including by-products, are recorded when title passes to the customer and are presented net of discounts and allowances. Accounts receivable are presented at estimated net realizable value.

Product inventories are valued at the lower of cost or market, aggregated at the segment level for dollar-value, last-in, first-out (LIFO) pools. Lower-of-cost-or-market write-downs for LIFO-valued inventory are generally considered temporary and would be reversed should market conditions and prices improve in the future. However, further deterioration of market prices could result in additional write-downs.

Long-lived assets used in operations are assessed for possible impairment when changes in facts and circumstances indicate a potential significant deterioration in future cash flows projected to be generated by an asset group. Should the outlook for future projected cash flows change, additional material charges for impairments could occur.

In the case of all known contingencies we record an undiscounted liability when the loss is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and contingent liabilities for environmental remediation. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of remedial actions that may be required and the determination of our liability in proportion to other responsible parties. Estimated future costs related to legal matters are subject to change as events occur and as additional information becomes available during the administrative and litigation process.

### *CPChem Results of Operations*

**Overview**

CPChem was formed on July 1, 2000. As such, the following discussion focuses on our results of operations for the three months ended March 31, 2002, compared with three months ended March 31, 2001, results for the year ended December 31, 2001, and results for the period July 1, 2000 (inception) through December 31, 2000. To comply with the Securities and Exchange Commission (SEC) rules and regulations, similar discussions are presented for Phillips Petroleum Company's Chemicals Business and Chevron Chemical Company C Chem Business (the businesses contributed to form CPChem). The results of those contributed businesses presented, when combined, are not intended to and do not represent our pro forma results, nor do the results necessarily reflect results that would have been achieved had the contributed businesses been combined for the periods presented.

**Segment Restructuring**

Effective January 1, 2002, we restructured the composition of our operating segments. Prior to January 1, 2002, the reporting segments consisted of Olefins & Polyolefins, Aromatics, and Specialty Chemicals & Plastics. Effective January 1, 2002, the reportable segments are Olefins & Polyolefins, Aromatics & Styrenics, and Specialty Products. The major differences between the previous and current reportable segments are that the normal alpha olefins (NAO), polyalpha olefins and acetylene black product lines were moved from the Specialty Chemicals & Plastics segment to the Olefins & Polyolefins segment, and the polystyrene and K-Resin styrene butadiene copolymers (SBC) product lines were moved from the Specialty Chemicals & Plastics segment to the Aromatics & Styrenics segment.

Segment data presented for CPChem's 2001 periods and six months ended December 31, 2000 period has been restated to conform to the new segment reporting presentation.

Three months ended March 31, 2002, compared with three months ended March 31, 2001

*Consolidated*

| | Three months ended March 31, | |
| --- | --- | --- |
| Millions | 2002 | 2001 |
| Loss before interest & taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (5) | $(87) |
| Less special items . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (10) | (17) |
| Income (loss) before interest & taxes, as adjusted . . . . . . . . . . . . | $ 5 | $(70) |

Loss before interest and taxes for the first three months of 2002 was $5 million compared with an $87 million loss during the same period in 2001. These results included special items of $10 million in the 2002 period and $17 million in the 2001 period. Special items in the 2001 period primarily impacted selling, general and administrative expense. Excluding special items, income before interest and taxes was $5 million in the first quarter of 2002 compared with a loss of $70 million in the same period of 2001.

Special items are nonrecurring or infrequently occurring transactions that we do not consider representative of ongoing operations. Special items in the 2002 period consisted of a $6 million pension curtailment charge and $4 million of accelerated depreciation associated with the permanent shutdown in February 2002 of two polyethylene particle loop reactors at the Orange, Texas facility. Special items in the 2001 quarter included costs associated with the collapse of a styrene column at the St. James, Louisiana facility.

*Olefins & Polyolefins*

| | Three months ended March 31, | |
| --- | --- | --- |
| Millions | 2002 | 2001 |
| Loss before interest & taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ – | $(55) |
| Less special items . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4) | (11) |
| Income (loss) before interest & taxes, as adjusted . . . . . . . . . . . . | $ 4 | $(44) |

Excluding special items, income before interest and taxes for Olefins & Polyolefins totaled $4 million for the three months ended March 31, 2002, compared to a loss before interest and taxes of $44 million for the same period in 2001. Special items in 2002 consisted of the $4 million of accelerated depreciation for the two Orange polyethylene reactors.

Increased polyethylene, NAO and natural gas liquids margins contributed to improved Olefins & Polyolefins results in the first quarter of 2002. Polyethylene margins increased due to lower ethylene prices and lower energy costs, partially offset by lower sales prices. NAO sales volumes were higher in the 2002 period and NAO margins also benefited from lower ethylene prices. Partially offsetting these benefits, ethylene earnings decreased in the 2002 period compared with the 2001 period as a result of lower margins. Lower sales prices and volumes, due to industry overcapacity and a weakened economy, were partially offset by lower feedstock and energy prices.

*Aromatics & Styrenics*

| Millions | Three months ended March 31, | |
| --- | --- | --- |
| | **2002** | **2001** |
| Loss before interest & taxes .......................... | $(12) | $(37) |
| Less special items ................................. | (6) | (5) |
| Loss before interest & taxes, as adjusted .................. | $ (6) | $(32) |

Aromatics & Styrenics loss before interest and taxes for the quarter, excluding special items, was $6 million in 2002 compared with a $32 million loss in 2001. Special items recorded in the 2002 quarter consisted of a $6 million pension curtailment charge related to enhanced benefits granted to terminated employees at the Puerto Rico facility. Special items in the 2001 quarter included costs associated with the collapse of a styrene column at the St. James facility.

Aromatics & Styrenics results benefited from higher styrene gross margins in the first three months of 2002, as lower product costs more than offset lower sales prices. Styrene production in the 2002 period was significantly higher as capacity at the St. James facility was restored in October 2001 following a shutdown in February 2001 due to the column collapse. Paraxylene results also increased due to lower operating expenses, partially offset by lower selling prices. Aromatics & Styrenics results also benefited in 2002 from lower expenses associated with the cessation of benzene and cyclohexane operations at the Puerto Rico facility in the first quarter of 2001 and lower depreciation in 2002 due to the subsequent retirement of those assets in December 2001. The shutdown of the Puerto Rico motor fuels reformer in March 2001 also contributed to improved results.

Lower earnings from polystyrene partially offset these benefits, as sales prices fell at a greater pace than styrene feedstock costs, comparing the two first quarter periods. Polystyrene sales volumes increased slightly in the first three months of 2002.

Following a successful phased-in start up, the force majeure status of our K-Resin SBC plant at the Houston Chemical Complex was lifted on May 1, 2002.

*Specialty Products*

| Millions | Three months ended March 31, | |
| --- | --- | --- |
| | **2002** | **2001** |
| Income before interest & taxes ......................... | $10 | $8 |
| Less special items ................................. | – | – |
| Income before interest & taxes, as adjusted ............... | $10 | $8 |

Income before interest and taxes for Specialty Products was $10 million in the first quarter of 2002, up slightly from $8 million in the first quarter of 2001. Improved earnings for Ryton™ polyphenylene sulfide polymers and compounds was the primary reason for the increase.

*Corporate and Other*

| Millions | Three months ended March 31, | |
| --- | --- | --- |
| | **2002** | **2001** |
| Loss before interest & taxes ........................... | $(3) | $(3) |
| Less special items ................................. | – | (1) |
| Loss before interest & taxes, as adjusted .................. | $(3) | $(2) |

*Interest expense.* Interest expense was $18 million for the three-month period in 2002 compared with $33 million for the same period in 2001. The $15 million decrease resulted from lower average debt balances and lower rates on outstanding variable-rate debt, primarily the commercial paper program.

*Income Taxes.* We are treated as a flow-through entity for U.S. income tax purposes whereby each member is taxable on its respective share of income and losses. However, we and our subsidiaries are directly liable for U.S. and state income taxes and franchise taxes on certain separate legal entities and for any foreign taxes incurred.

### Year ended December 31, 2001

The continued slowing of the U.S. economy that began in the second half of 2000 resulted in reduced demand and excess capacity in the chemicals industry, negatively impacting margins and volumes. Our operating results reflected these downward pressures. Net loss for the year ended December 31, 2001, totaled $480 million, which included $197 million of special items. Excluding special items, net loss was $283 million. Approximately $167 million of special items were recorded in the fourth quarter of 2001. We achieved in excess of $200 million of net recurring merger synergies and cost savings in 2001, surpassing the previous target of $150 million announced when CPChem was formed.

| *Millions* | Consolidated |
|---|---|
| Net loss | $(480) |
| Less special items | (197) |
| Net loss, as adjusted | $(283) |

| | Olefins & Polyolefins | Aromatics & Styrenics | Specialty Products | Corporate, Other & Eliminations | Consolidated |
|---|---|---|---|---|---|
| Income (loss) before interest and taxes | $(166) | $(172) | $ 31 | $(29) | $(336) |
| Less special items | (162) | 15* | 3 | (9) | (153)* |
| Income (loss) before interest and taxes, as adjusted | $ (4) | $(187) | $ 28 | $(20) | $(183) |

* Excludes charges of $44 million for an increase in the valuation allowance for deferred tax assets.

#### *Olefins & Polyolefins*

Excluding special items, loss before interest and taxes for Olefins & Polyolefins totaled $4 million for the year ended December 31, 2001. Special items totaled $162 million, including fourth quarter charges to depreciation expense (included as a component of Cost of Goods Sold) of $68 million related to the permanent idling of the front end of the Sweeny ethylene Unit 12, $14 million related to accelerated depreciation associated with the permanent shutdown in February 2002 of two particle loop reactors at the Orange polyethylene plant, and $6 million for the retirement of the developmental reactor unit at the Houston Chemical Complex. Special items also included a $46 million charge to equity in net loss of affiliates in the consolidated statement of operations, representing our share of an impairment charge recorded in December 2001 by Phillips Sumika Polypropylene Company (Phillips Sumika), an equity investment, adjusted for the difference between our carrying value of the investment in Phillips Sumika and our equity in its net assets.

Olefins earnings decreased during the year, as sales prices were affected by the weak economy, reduced demand and excess capacity. Lower feedstock and energy prices partially offset the lower sales prices. Due to market conditions, certain units were idled and production rates at others were reduced for inventory control.

Polyethylene profit margins increased in the latter half of the year, particularly in the third quarter of 2001, due to lower feedstock and lower fuel costs. These benefits were partially offset by lower sales volumes. Earnings from NAO were higher in the second half of 2001 as a result of higher production and sales volumes, and lower feedstock and fuel costs. Lower sales prices partially offset these benefits.

### Aromatics & Styrenics

Aromatics & Styrenics loss before interest and taxes for the year, excluding net special items benefits totalling $15 million, was $187 million. Special items for the year included a $110 million benefit, recorded as other income, in connection with the settlement of a business interruption insurance claim associated with the March 2000 incident at our Houston Chemical Complex K-Resin® facility. Production of K-Resin SBC was idled in March 2000 as the result of an accident and fire at the plant. The plant began a successful phased-in start-up in the fourth quarter of 2001 and the force majeure status of the plant was lifted in May 2002. Special items also included costs associated with a column fire at the St. James facility in February 2001 and, due to the outlook for future margin conditions, a third quarter $42 million asset impairment charge related to the Puerto Rico facility. The present value of projected future cash flows was used to determine fair value. In addition, a $17 million special item charge to depreciation expense, included as a component of Cost of Goods Sold, was recorded in December 2001 to retire the benzene and cyclohexane plant assets in Puerto Rico based on the decision to discontinue such production in Puerto Rico. As a result, the workforce at the Puerto Rico facility was reduced to a level necessary to support the remaining paraxylene operations. It is currently anticipated that the paraxylene operations will resume in late 2002 or early 2003. The motor fuels reformer in Puerto Rico was shut down in March 2001 in an effort to improve financial performance.

Styrene margins improved in the second half of the year on significantly lower feedstock and fuel costs. Lower sales prices partially offset this benefit. Styrene production increased, as well as sales volumes, as capacity at St. James was restored in October 2001 following the column fire earlier in the year. Paraxylene margins also improved in the latter half of the year on lower feedstock costs. Lower earnings from K-Resin SBC and polystyrene offset the higher earnings from styrene and paraxylene.

In the fourth quarter of 2001, Aromatics & Styrenics recorded a $25 million write-down of domestic dollar-value last-in, first-out (LIFO) pool inventories to current net realizable value. The associated reserve established is considered temporary and is being reversed as market conditions and prices improve.

### Specialty Products

Excluding special items, income before interest and taxes for Specialty Products was $28 million for the year. Special items consisted primarily of a $3 million benefit, recorded as other income, in connection with the settlement of the business interruption insurance claim discussed above. Earnings from Specialty Products benefited from higher production and sales volumes, partially offset by lower margins due to increased feedstock and energy costs.

### Corporate and Other

*Interest expense.*   Interest expense totaled $104 million in 2001, with average interest rates falling throughout the year. Debt outstanding decreased to $1.7 billion at December 31, 2001, from $1.8 billion at year-end 2000.

*Income Taxes.* We recorded income tax expense of $49 million for the year ended December 31, 2001, consisting primarily of a $44 million increase in the valuation allowance related to the deferred tax assets balance at December 31, 2000, of Chevron Phillips Chemical Puerto Rico Core Inc. (Puerto Rico Core). This increase was necessitated, in part, by the Phillips merger with Tosco Corporation in September 2001, which triggered regulatory limitations on the future utilization of pre-merger Puerto Rico Core net operating losses. The valuation allowance was also increased as a result of a change in the outlook for future margin conditions. At December 31, 2001, the deferred tax assets of Puerto Rico Core were fully offset by valuation allowances.

July 1, 2000 (inception) through December 31, 2000

| *Millions* | Consolidated |
|---|---|
| Net loss | $(241) |
| Less special items | (216) |
| Net loss, as adjusted | $ (25) |

| | Olefins & Polyolefins | Aromatics & Styrenics | Specialty Products | Corporate, Other & Eliminations | Consolidated |
|---|---|---|---|---|---|
| Income (loss) before interest and taxes | $42 | $(173) | $ 12 | $(39) | $(158) |
| Less special items | (21) | (137)* | (1) | (12) | (171)* |
| Income (loss) before interest and taxes, as adjusted | $63 | $ (36) | $ 13 | $(27) | $ 13 |

---

* Excludes charges of $45 million for an increase in the valuation allowance for deferred tax assets.

We incurred a consolidated net loss of $241 million for the period July 1, 2000 (inception) through December 31, 2000. Excluding the effect of special items, we incurred a net loss of $25 million. Special items for the six-month period include property impairments primarily related to our Puerto Rico facility. The Puerto Rico impairment charge, totaling $135 million, was required due to the outlook for margin conditions and a shift in strategic direction for the facility, which is part of the Aromatics & Styrenics segment. In addition, a valuation allowance of $45 million was recorded against a related deferred tax asset because it was viewed as unlikely that the Puerto Rico facility would generate sufficient future taxable income to allow full use of such tax benefit. The balance of $36 million of special items includes contingency and environmental accruals, charges related to workforce reductions and the retirement of an NAO unit.

Statements in the following discussion regarding increases or decreases in production, margins or similar matters generally are in relation to levels of such items at July 1, 2000.

### Olefins & Polyolefins

Ethylene and polyethylene margins deteriorated, as sales prices fell on decreased demand and increased operating capacity in the industry. Product costs increased due to higher feedstock, fuel and utility costs. Ethylene production was adversely impacted during August and September 2000 by an unexpected production interruption at our Port Arthur facility that resulted from a loss of steam provided by a third-party supplier. Ethylene production was also impacted in December 2000 as a result of an operating decision to shut down two units for inventory control purposes. Polyethylene production was reduced in December 2000 to control inventory levels and minimize the purchase of high-cost feedstocks.

Production of NAO increased during the six-month period, due primarily to the August 2000 start-up of a new 750-million-pound-per-year NAO plant at the Cedar Bayou facility. As a result of the new plant start-up, an older 250-million-pound-per-year plant was retired in November 2000.

Results during the period included costs associated with the retirement of the NAO plant.

### *Aromatics & Styrenics*

Prices for Aromatics & Styrenics products were depressed due to overcapacity in the industry. Additionally, feedstock and utility costs rose due to energy prices reaching historically high levels, resulting in lower margins. Even though we believed that long-term growth rates for many of the primary aromatics derivatives would remain strong, demand for these derivatives decreased during the six-month period. The decrease was a result of a buildup of inventory by customers. A new 220-million-pound-per-year polystyrene plant, located in China, came onstream in August 2000, adding additional production volumes for the six-month period. During the six-month period, the K-Resin facility remained shut down as facility repairs continued following a March 2000 incident.

### *Specialty Products*

Production and sales volumes for Specialty Products increased during the six-month period, while sales prices remained steady. Margins deteriorated towards the end of the period due to higher feedstock and energy costs.

## Outlook

Excess manufacturing capacity in many sectors of the chemicals market and the weakened U.S. economy continue to negatively impact us, generally resulting in lower margins and reduced product demand in most business lines. Partially offsetting this, the recent decline in the U.S. dollar relative to other currencies has improved CPChem's export competitiveness. Although we expect existing industry and market conditions to be a challenge for the near term, we are continuing to focus on reducing costs, improving efficiencies and ensuring safe and reliable operations.

## Liquidity and Capital Resources

| As of December 31, 2001, *in millions* | Contractual Cash Obligation Payments Due by Period | | | | |
| --- | --- | --- | --- | --- | --- |
| | ‹ 1 year | 2-3 years | 4-5 years | › 5 years | Total |
| Secured borrowings (accounts receivable securitization) . | $199 | $  – | $ – | $    – | $  199 |
| Commercial paper . . . . . . . . . . . . . . . . . . . . . . . . . . . . | – | – | – | 1,002* | 1,002* |
| 7% notes due 2011 . . . . . . . . . . . . . . . . . . . . . . . . . . . | – | – | – | 500 | 500 |
| Other debt, including current portion . . . . . . . . . . . . . . | 1 | 2 | 2 | 7 | 12 |
| Operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40 | 61 | 45 | 118 | 264 |
| Advances to Q-Chem (current estimate) . . . . . . . . . . . . | 250 | 150 | – | – | 400 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $490 | $213 | $47 | $1,627 | $2,377 |

* Assumes maintaining the current ability and intent to re-issue upon maturity.

We have no unconsolidated limited-purpose or special-purpose entities, and therefore, have no other legal obligations that might be associated with entities of that nature, such as the purchase of such entities' capital stock or assets, the issuance of securities pursuant to a call option held by such entities or the financial support for such entities' non-performance in a commercial arrangement.

Cash balances declined $31 million during the first three months of 2002. Cash used for capital and investment expenditures, including advances to Q-Chem, exceeded cash provided by operating and financing activities.

Cash balances declined $45 million during 2001. Capital and investment expenditures, net debt repayments and net member distributions exceeded cash provided by operating activities.

Cash increased $81 million in the period July 1, 2000, through December 31, 2000. Proceeds from the implementation of a commercial paper program and from the members in the forms of an advance and a note payable, along with cash provided by operating activities, were partially offset by distributions and post-closing adjustment payments to ChevronTexaco and Phillips.

### Operating Activities

Cash provided by operating activities totaled $14 million during the first quarter of 2002 compared with cash used in operating activities of $107 million during the first quarter of 2001. The change was primarily due to improved operating earnings in 2002.

Cash provided by operating activities totaled $371 million during 2001, including $169 million of net proceeds received from the settlement of a business interruption insurance claim associated with a March 2000 incident at the Houston Chemical Complex K-Resin plant. Reductions in accounts payable partially offset lower accounts receivable and inventory balances.

Operating activities generated $98 million during the six-month period ended December 31, 2000. An increase in accounts payable was partially offset by higher inventory and accounts receivable balances.

### Investing Activities

Capital and investment expenditures totaled $65 million during the first quarter of 2002 compared with $63 million in the prior year period. Approximately $30 million of 2002 expenditures were invested in Olefins & Polyolefins, $30 million in Aromatics & Styrenics, $4 million in Specialty Products, and the remaining $1 million in corporate-level expenditures.

In addition to the capital and investment expenditures described above, we advanced $79 million to Qatar Chemical Company Ltd. (Q-Chem) in the first quarter of 2002 under a subordinated loan agreement to be used towards the cost of construction and start-up of the Qatar complex. Q-Chem, a joint venture company, was formed in 1997 to develop a major petrochemical complex in Qatar at an estimated cost of $1.2 billion. Construction of the complex began in October 1999, with start-up scheduled for late 2002. At December 31, 2001, $750 million had been drawn by Q-Chem under a bank financing agreement for the construction of the complex. We are now required to fund any remaining construction costs, initial working capital requirements, and certain debt service and operating reserve fund requirements through advances under the subordinated loan agreement. No funding occurred in 2001. In connection with the bank financing, the co-venturers agreed that if the complex is not completed by August 2003, each will make capital contributions on a pro rata, several basis to the extent necessary to cover bank financing service requirements including, if demanded, repayment of principal. This obligation may be extended for up to one year due to force majeure. After construction is completed, the bank financing is non-recourse with respect to the co-venturers. We have also agreed to provide up to $75 million of credit support to Q-Chem for cash flow needs under a contingent support agreement after construction of the complex is completed.

Capital and investment expenditures totaled $291 million in 2001 and $112 million in the six months ended December 31, 2000. Approximately $130 million of capital and investment expenditures in 2001 was invested in Olefins & Polyolefins, $68 million in Aromatics, $74 million in Specialty Chemicals & Plastics, and the remaining $19 million at the corporate level.

We currently expect to invest a total of approximately $325 million in capital and investment expenditures in 2002, and in addition, to advance Q-Chem a total of approximately $240 million in 2002 and $160 million in 2003.

We announced plans in 2002 for a 50%-owned joint venture project at Al Jubail, Saudi Arabia. The project, expected to cost approximately $1 billion, will produce benzene, ethylbenzene, styrene and propylene. The project will be constructed on a site adjacent to the existing aromatics complex owned by Saudi Chevron Phillips Company (Saudi Chevron Phillips), a 50%-owned joint venture. Final approval of the project is anticipated in early 2004, with start-up expected in 2006. In addition, Saudi Chevron Phillips is increasing its cyclohexane capacity at the existing facility to 620 million pounds per year. The additional capacity is expected to be operational by the first quarter of 2003. We will continue to market the products that are exported from the region.

A CPChem subsidiary and Qatar Petroleum signed a joint venture agreement in June 2001, for the development of a second world-scale petrochemical project in the State of Qatar, scheduled for completion in 2007. In June 2002, CPChem and Qatar Petroleum amended the agreement to provide for the construction of a larger ethane cracker than was previously planned. The amended agreement also provides that the ethane cracker will be developed jointly with QATOFIN, a joint venture of Atofina SA and QAPCO. In connection with this change in the project scope, CPChem and Qatar Petroleum entered into a joint venture agreement in June 2002 with Atofina SA and QAPCO to jointly develop the ethane cracker.

CPChem and Solvay Polymers, Inc., now BP Solvay Polyethylene, announced in June 2001 plans for the construction of a 700-million-pound-per-year, high-density polyethylene plant being constructed at our Cedar Bayou facility. CPChem and BP Solvay Polyethylene will each own 50% of the plant, currently scheduled for start-up in late 2002.

*Financing Activities*

Cash provided by financing activities totaled $99 million in the first quarter of 2002 compared with $165 million in the prior year period. The decrease was primarily due to higher levels of net long-term debt borrowings in the 2001 period, partially offset by the repayment of a note payable to ChevronTexaco in the first quarter of 2001.

Cash used in financing activities totaled $152 million during 2001. Commercial paper outstanding decreased by $783 million and the note payable to ChevronTexaco was repaid, largely with proceeds from the issuance of the private placement notes described below and monies received in connection with the implementation of a trade receivables securitization program also discussed below.

We borrowed $50 million from ChevronTexaco in February 2001 in addition to the $50 million note that was outstanding at December 31, 2000. These notes, totaling $100 million, were repaid on March 19, 2001, with proceeds from the issuance of the private placement notes, and the credit agreement with ChevronTexaco was terminated.

On March 19, 2001, we issued $500 million of senior unsecured 7% notes in a private placement. We subsequently filed a registration statement on Form S-4 with the SEC, as amended and declared effective May 10, 2001, to register exchange notes with terms substantially identical to the private placement notes, with the exception that the exchange notes are freely tradeable. Substantially all of the holders of the private placement notes subsequently tendered their notes for the registered exchange notes. The notes are due in March 2011 and interest is payable semiannually, with the first interest payment paid on September 15, 2001. Proceeds were used to repay the notes payable to ChevronTexaco, to retire a portion of outstanding commercial paper obligations and for general corporate purposes.

On May 21, 2002, we renewed our trade receivables securitization agreement for an additional 364 days on terms similar to those of the agreement that expired on May 21, 2002. The agreement continues to allow us to borrow up to $300 million for which we grant a security interest in certain of our trade receivables as collateral for any amounts outstanding. As we collect the receivables, borrowings under the agreement are reduced or security interests in new trade receivables are granted. Proceeds from the initial borrowing were used to reduce outstanding commercial paper obligations. Approximately $222 million of borrowings were outstanding under the agreement immediately prior to renewal. At March 31, 2002, $181 million of borrowings, classified as short-term, were outstanding under the agreement, secured by $304 million of trade receivables. At December 31, 2001, $199 million of borrowings were outstanding, secured by $269 million of trade receivables. The interest rate of these borrowings was 2.06% at December 31, 2001, and averaged 3.28% during 2001.

We have a $900 million revolving credit agreement with a syndicate of banks, which expires in July 2003. The facility is used to support the commercial paper program. The agreement contains covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, with certain exceptions, and maintenance of ownership of CPChem by ChevronTexaco and Phillips of at least 50% in the aggregate. The provisions under this agreement are not considered restrictive to normal operations. The interest rate under this agreement varies, depending on market rates and our long-term debt rating. There were no borrowings outstanding under the credit agreement at March 31, 2002, or December 31, 2001. We had borrowed funds outstanding for one day during 2001 under the credit agreement.

As of the date of this prospectus, we have received commitments from banks totaling $775 million towards an anticipated $800 million of new revolving credit facilities, consisting of a $400 million 364-day credit facility and a $400 million three-year credit facility. These credit facilities, which are expected to be in place in the third quarter of 2002, will be on substantially the same terms as the revolving credit agreement described above, which will be terminated by us upon closing of the new credit facilities.

Phillips advanced us $70 million in 2000 in connection with an incident at the K-Resin plant in March 2000. Pursuant to the Contribution Agreement, a certain portion of the advance would be re-characterized as a member contribution each month until the plant met a pre-established production threshold. Accordingly, $35 million of the advance was recorded as Member Contributions during the six months ended December 31, 2000, and the remainder was recorded as Member Contributions during 2001. Beginning in January 2002, Phillips is contributing an additional $3.2 million per month, to a maximum of $38.4 million, until a pre-established production threshold is met. In addition, Phillips will remit additional contributions, to a maximum of $30 million, should earnings from the K-Resin business fail to meet pre-established targets as agreed to, and as later amended, in the Contribution Agreement.

On July 1, 2002, ChevronTexaco and Phillips purchased an aggregate of $250 million of Preferred LLC Interests. Preferred distributions are cumulative at 9% per annum and are payable quarterly from cash earnings, as defined in CPChem's Second Amended and Restated Limited Liability Company Agreement. The securities have no stated maturity date and are redeemable quarterly, in increments of $25 million, when our ratio of debt to total capitalization falls below a stated level. The Preferred LLC Interests are also redeemable at our option. The proceeds of the sale were used to retire a portion of outstanding commercial paper obligations.

We believe cash requirements in 2002 will be funded through a combination of cash on hand, cash flows from operations, available lines of credit, future debt issuances and/or proceeds from the issuance of the Preferred LLC Interests described above.

## Contingencies; Environmental and Legal Matters

In the case of all known contingencies, we record an undiscounted liability when the loss is probable and the amount is reasonably estimable. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable insurance or other third-party recoveries. Based on currently available information, we believe it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on our consolidated results of operations, financial position or liquidity.

As facts concerning contingencies become known, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and contingent liabilities for environmental remediation and pollution abatement. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of remedial actions that may be required and the determination of our liability in proportion to other responsible parties. Estimated future pollution abatement costs are subject to change due to uncertainty as to future changes in environmental laws and regulations, the timing for which compliance with these new laws and regulations must be achieved, and the type and manner of pollution abatement equipment that must be employed. See "Risk Factors—Extensive environmental, health and safety laws and regulations impact our operations and assets; compliance with, and/or liability under, these laws and regulations could adversely affect our results of operations and the value of the notes" and "Business—Environmental Regulation" for a more detailed discussion of environmental remediation and compliance, and liabilities and costs to which we are or may be subject. Estimated future costs related to legal matters are subject to change as events occur and as additional information becomes available during the administrative and litigation process.

We are a party to a number of legal proceedings pending in various courts or regulatory agencies for which, in some instances, no provision has been made. While the final outcome of these proceedings cannot be predicted with certainty, we believe that none of these proceedings, when resolved, will have a material adverse effect on consolidated results of operations, financial position or liquidity.

## New Accounting Pronouncements

We adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. Implementation of this standard did not have a material effect on our consolidated results of operations, financial position or liquidity.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and reporting requirements for legal obligations associated with the retirement of long-lived assets. This standard requires that a liability for an asset retirement obligation, measured at fair value, be recognized in the period in which it is incurred if a reasonable estimate of fair value is determinable. That initial fair value is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated. The liability is adjusted each year for accretion, with a charge to the statement of operations. SFAS No. 143 will become effective for us beginning January 1, 2003. We are currently reviewing the new standard to determine what impact, if any, implementation of this standard will have on our consolidated results of operations and financial position.

**Foreign Currency Risk**

Internationally, we operate facilities in six foreign countries and sell products in many other countries, resulting in transactions denominated in various currencies. As such, we are exposed to foreign currency risk to the extent there are fluctuations in the exchange rates of local currencies in those countries against the U.S. dollar and other foreign currencies. The potential foreign currency transaction gain or loss from a hypothetical 10% change in the exchange rates of those local currencies against the U.S. dollar at December 31, 2001 was approximately $6 million in the aggregate.

**Interest Rate Risk**

Because our commercial paper obligations have maturities of 90 days or less and are generally reissued upon maturity, the debt is considered variable-rate based. The secured debt issued in connection with the accounts receivable securitization program is also variable-rate based. A hypothetical 100 basis point change (a one percentage point change) in the weighted average interest rates of the outstanding balances at December 31, 2001 of these debt instruments would impact interest expense by approximately $12 million annually in the aggregate.

### *Chevron Chemical Company C Chem Business Results of Operations*

Six months ended June 30, 2000

Net income was $96 million for the first six months of 2000. Product margins were strong as prices for olefins, polyethylene, styrene, polystyrene and benzene continued their upward trend, reflecting higher worldwide demand and tighter industry inventories for olefins. Margins for styrene widened as prices rose on improved economic conditions in Asia and restricted industry capacity due to planned and unplanned turnarounds. NAO margins were depressed by both higher feedstock costs and plant operational problems. Operating expense was unfavorably impacted by higher fuel costs. Sales volumes of polystyrene and benzene were higher than in 1999. Polyethylene sales rose on stronger demand, resulting in lower external olefin sales, as olefins are used as a feedstock for polyethylene production. Net income included an after-tax LIFO inventory valuation gain of $6 million resulting from the reduction of certain inventory quantities that were valued at lower LIFO costs. There were no special items in the first six months of 2000.

Production in the first half of 2000 was slightly below 1999 levels. Styrene and NAO production were lower due to a planned turnaround at the St. James, Louisiana styrene facility and Cedar Bayou NAO plant operational problems. Benzene production remained high on a record run for an Aromax® I catalyst charge at Pascagoula.

Year ended December 31, 1999

Net income was $177 million in 1999, which included the recovery of an unfavorable lower-of-cost-or-market LIFO inventory valuation adjustment charged in 1998. Excluding the effects of the inventory valuation adjustment, adjusted net income was $96 million in 1999. Results included asset write-offs associated with an Orange, Texas gas phase expansion project. Operationally, ethylene, benzene and paraxylene margins rebounded from the prior year, while styrene and polystyrene margins continued their upward trend. Margin improvements reflected worldwide demand-driven sales price increases and continued reduction of operating expense despite higher fuel costs. Sales volumes rose in all major product lines except for styrene, which remained flat. Operating cost per unit fell to its lowest level since 1985.

Olefins and plastics production volumes rose 6% from the previous year. Ethylene and propylene production were up 13%, setting sales and production records, despite a compressor failure at the Cedar Bayou plant. Polyethylene and pipe production increases were offset by production lost during downtime associated with the Orange, Texas gas phase expansion, resulting in flat overall production for 1999. Aromatics and derivatives production rose, reflecting a 12% increase in polystyrene production and benzene and paraxylene production increases following the loss of production from 1998's Hurricane Georges-related downtime at Pascagoula and from downtime associated with the Pascagoula paraxylene plant expansion. Production of styrene remained at historically high levels at St. James for the second straight year.

Special item after-tax LIFO losses totaled $3 million, resulting from the reduction of certain inventory quantities that were valued at lower LIFO costs prevailing in prior periods. In addition, after-tax severance costs of $5 million were incurred related to the move of Chevron Chemical Company's headquarters to Houston, Texas.

### *Phillips Petroleum Company's Chemicals Business Results of Operations*

#### Six months ended June 30, 2000

Net income for the six-month period ended June 30, 2000 was $84 million. Special items benefited net income by $2 million in the period. After excluding special items, net operating income was $82 million.

Sales and other operating revenues were $2.2 billion. Average ethylene, propylene, polyethylene and paraxylene prices for the six-month period were all higher than year-end 1999 prices. Equity in earnings of affiliated companies was $33 million. Equity earnings from Sweeny Olefins Limited Partnership, which is 100% owned by CPChem since July 1, 2000, benefited from improved ethylene and propylene margins. Other revenues were $17 million for the six-month period, primarily representing net gains on asset sales and insurance-related activity.

Purchased products were $1.6 billion in the first six months of 2000. The business experienced higher average feedstock costs for natural gas liquids and ethylene during the period compared with year-end 1999 levels. Controllable costs, which are comprised of operating expenses and selling, general and administrative expenses, were $457 million during the period. The business experienced increased fuel and utility costs, as well as costs commensurate with higher production levels of certain products. Depreciation and amortization costs were $57 million, while taxes other than income taxes were $20 million. If annualized, both of these items would be slightly higher than corresponding amounts in the prior year.

During the six-month period ended June 30, 2000, the business experienced higher ethylene margins and production volumes, as well as increased propylene, other chemicals, and plastic pipe margins and volumes. The second quarter of 2000 was negatively impacted by the expiration of the business' composition of matter patents on crystalline polypropylene in March, which led to lower licensing income. Earnings from the K-Resin business were also lower during the period. In late March 2000, the K-Resin facility was damaged by an explosion and fire, and the facility was idled.

#### Year ended December 31, 1999

Net income was $147 million in 1999. Excluding special items, net operating income was $129 million.

Sales and other operating revenues increased, primarily the result of higher sales prices for ethylene and other key products, as well as increased sales volumes for polyethylene. Equity in earnings of affiliated companies benefited from improved earnings from the international polyethylene joint ventures in China and Singapore and also from improved earnings from Sweeny Olefins Limited Partnership. Other revenues in 1999 primarily represented favorable contingency settlements.

Purchased products reflected higher feedstock costs for natural gas liquids and ethylene. Controllable costs decreased, the result of general cost control efforts across all business lines, along with lower operating costs following various production facility shutdowns in 1999.

Net operating income reflected lower polyethylene margins that resulted from increased ethylene feedstock costs that could not be fully recovered in the polyethylene market, although demand remained firm. Ethylene margins, after moving downward in the previous year, trended upward through 1999, even though natural gas liquids feedstock prices increased substantially. This reflected continued strong demand for ethylene. Margins on certain other olefins and polyethylene pipe improved as well.

Olefins and polyolefins facilities operated well in 1999, with higher ethylene and polyethylene production than the previous year. Ethylene production was negatively impacted in the prior year by a maintenance turnaround and a weather-related shutdown of the Sweeny, Texas facility. Polyethylene production was higher at the three chemical production facilities: the 100%-owned Houston Chemical Complex, a 50%-owned plant in Singapore and a 40%-owned facility in China.

Results from specialty products were down, mainly resulting from lower margins and higher operating expenses. The company's K-Resin facility, located at the Houston Chemical Complex, was damaged by a flash fire in June 1999. Portions of the damaged plant were repaired and restarted in 1999.

Paraxylene and cyclohexane were produced at the Puerto Rico facility. Paraxylene margins remained depressed in 1999, although they did improve somewhat in the fourth quarter. Paraxylene margins were in a cyclical downturn due to weak demand and industry overcapacity. Paraxylene production volumes decreased in 1999, mainly due to operating problems and weather-related shutdowns in the first half of the year.

## BUSINESS

Our company consists of the combined chemicals and plastics businesses and assets of ChevronTexaco Corporation ("ChevronTexaco"), excluding ChevronTexaco's Oronite division, and Phillips Petroleum Company ("Phillips" and together with ChevronTexaco, the "Owners"). We began operations on July 1, 2000. ChevronTexaco and Phillips have an extensive history in the chemicals and plastics industry dating back to 1942. We believe that the combination of their chemicals and plastics businesses has positioned us for growth by capturing cost savings, diversifying our products, rationalizing our feedstock and product distribution, and utilizing the best technologies and practices of our Owners.

We have three primary business reporting units: Olefins & Polyolefins; Aromatics & Styrenics; and Specialty Products. Our domestic chemicals and plastics plants are well positioned geographically for long-term, stable access to feedstocks. We sell and distribute our products through established and well-developed marketing and transportation networks.

We manufacture and market a wide range of petrochemicals and plastics on a worldwide basis through our subsidiaries, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. Most of these plants are or will be strategically located near their feedstock suppliers, with access to the largest markets for our products.

Unless otherwise stated, capacity information for our facilities represents our estimates of capacity as of December 31, 2001, and includes not only our wholly owned facilities, but also includes a share of production from any joint ventures in which we participate in an amount equal to our equity interest therein.

### Products and Markets

Our operations include three primary business segments:

- Olefins & Polyolefins;

- Aromatics & Styrenics; and

- Specialty Products.

### *Olefins & Polyolefins*

Our Olefins & Polyolefins segment gathers, buys, sells and fractionates natural gas liquids, and manufactures and markets olefins products such as ethylene and propylene. This segment also manufactures and markets NAO and polyolefin products such as polyethylene, polypropylene and polyethylene pipe. Our five olefin and polyethylene production facilities are located in Texas. We have 10 domestic pipe facilities and two pipe fittings facilities in the U.S., and one pipe facility in Mexico. We also own equity interests in a polypropylene facility at the Houston Chemical Complex in Pasadena, Texas, and polyethylene facilities in Singapore and China. A major ethylene, polyethylene and hexene-1 facility, in which we have a 49% equity interest, is under construction in Qatar, and a high-density polyethylene plant of which we will have a 50% interest, is under construction at our Cedar Bayou facility in Baytown, Texas.

| Product | Approximate Capacity | Primary Uses |
|---|---|---|
| | (million lbs. per year) | |
| Ethylene | 7,600 | Basic building block for plastics and elastomers, and also a raw material for chemicals used to make paints, detergents and antifreeze. |
| Polyethylene | 5,182[1,2] | Thermoplastic polymer used in various applications: |
| | | • high-density polyethylene (HDPE), which is a resin used for detergent bottles, pails, plastic pipe and conduit, shopping bags, geomembrane and film applications; |
| | | • linear low-density polyethylene (LLDPE), which is a resin used for plastic film and containers; |
| | | • low-density polyethylene (LDPE), which is a resin used for plastic films, paper coating, surgical gloves and containers; and |
| | | • polyethylene pipe, which is used in a wide variety of industries such as electrical, energy, gas distribution, geothermal, mining, municipal projects and telecommunications. |
| Propylene | 2,880 | Basic building block for various plastics and fibers, and used as a raw material for chemicals used to make paints, detergents and resins. |
| Polypropylene | 486[1] | Thermoplastic polymer used in fibers, films, automobiles and housewares. |
| Normal alpha olefins (NAO) | 1,250 | A group of chemicals produced from ethylene and used in plasticizer alcohols, polyethylene, surfactants and synthetic lubricants and additives. |
| Polyalpha olefins | 104 | Base stock for synthetic lubricants. |
| Acetylene black | * | Carbon black resulting from the exothermic decomposition of acetylene gas, used in batteries, magnetic tape, caulk, sealant, conductive paint and ink, specialty silicone rubber and plastics, and explosives. |

[1] Represents or includes our share of affiliates' capacity.
[2] Reflects shutdown of two polyethylene units at the Orange, Texas facility in February 2002.
* Small volume specialty chemical.

### Competition

Olefins and polyolefins are delivered into the worldwide commodity markets. Competitive factors include price, product quality and performance, product deliverability and customer service. We generally rank within the top five ethylene and polyethylene producers worldwide based on published rated capacities. Other major producers include Dow Chemical Company (Dow), Equistar Chemicals LP (Equistar), ExxonMobil Chemical Company (ExxonMobil), BP and Shell Chemical Company (Shell). Our NAO technology allows us to produce a wide range of hydrocarbon products that compete in many different markets, including comonomers for polyethylene, surfactants, drilling fluids and polyalpha olefins. Other significant producers of NAO are BP, Shell and Sasol Ltd. Major producers of polyalpha olefins also include BP and ExxonMobil.

**Ethylene.**  By volume, ethylene is the most widely consumed petrochemical product in the world, according to Chemical Markets Associates, Inc. Ethylene is produced at our Sweeny facility in Old Ocean, Texas, at our Cedar Bayou facility in Baytown, Texas, and at our Port Arthur, Texas facility. These facilities have been recently modernized by improving processes that may have been limiting production, by upgrading control systems, and by making other process improvements.

Polyethylene accounts for more than half of global ethylene consumption, making growth in the applications for and the consumption of polymer derivatives a key driver for the ethylene market as a whole. Polyethylene end uses include various nondurable applications such as soap packaging, food packaging and other consumer packaging that are not as affected as other products during general economic slowdowns.

### Supply/Feedstock Sources

Ethylene can be produced from ethane, propane, butane, natural gasoline or certain refinery liquids such as naphtha. The two most common feedstocks are ethane, because of its high ethylene yield, and naphtha, because of its availability and transportability. Our ethylene production is primarily ethane based, but also includes a feedstock slate of propane, butane and naphtha. Our ethylene plants have varying degrees of flexibility in the feedstocks they use due to their configuration, which enables the plants to utilize different feedstock slates depending on feedstock costs. The price of ethane tends to correlate with the price of natural gas, while the prices of the other ethylene feedstock slates tend to correlate with the price of crude oil.

We have long-term, market-based purchase contracts with Duke Energy Field Services, LLC (an affiliate of Phillips) and Dynegy Inc. (an affiliate of ChevronTexaco) that cover over 80% of anticipated ethylene feedstock needs. The agreement with Duke Energy extends through December 31, 2014, and the agreement with Dynegy extends through August 31, 2006. Contracts with numerous other suppliers provide the remainder of feedstock needs. These contracts can be long-term, monthly, or daily contracts made on a spot basis.

### Marketing

We use approximately 75% of our ethylene in the production of our derivative products (polyethylene, NAO and styrene). The remainder of ethylene production is sold on the merchant market, largely in the form of long-term contracts. We own an extensive ethylene pipeline system that provides access to a large number of the ethylene consumers in the Texas Gulf Coast region. We own the only ethylene import and export facility on the Gulf Coast and have the right to transport half of the product imported or exported through the facility. Our ethylene storage capacity, in caverns, is approximately one billion pounds and is split between our Texas storage facilities in Clemens and Mont Belvieu.

**Polyethylene.**  Domestically, polyethylene is produced at the Cedar Bayou facility, the Houston Chemical Complex and our Orange, Texas facility. Internationally, we produce polyethylene through our joint venture facilities in Singapore and Shanghai, China. Our share of the combined capacity of our domestic and international facilities is 5.2 billion pounds per year.

*Supply/Feedstock Sources*

The primary raw material for polyethylene production is ethylene, which typically represents 60% to 70% of polyethylene manufacturing costs. We produce ethylene in excess of our polyethylene production requirements. Hexene and butene, also necessary for the production of polyethylene, are produced at the Cedar Bayou facility.

*Marketing*

Currently, approximately 90% of our polyethylene capacity is located in the United States, along the Texas Gulf Coast. We market almost all our production from this area in the United States, with the remainder exported primarily to Mexico and Central and South America. Production from our plants in Singapore and China is marketed almost exclusively in the Far East.

Polyethylene is sold to over 400 customers, the single largest consumer being our Performance Pipe Division. This division consumes over 500 million pounds of HDPE per year and manufactures plastic pipe and fittings in 14 plants throughout the United States and Mexico. Performance Pipe is the largest polyethylene pressure pipe manufacturer in North America.

In addition, a significant part of HDPE is sold into the blow-molded container market. Our customers are suppliers of bottles to large consumer product manufacturers, dairies and bottled water suppliers. We also supply HDPE for rigid product applications such as pails, paint cans, margarine tubs and stadium cups. Durable applications include pipe, sheet for landfill liners and automotive fuel tanks.

LDPE and LLDPE products are sold mainly to flexible packaging suppliers, who produce coated cardboard juice cartons, food packaging, plastic wrap, plastic bags and other products. Some customers also produce pallet stretch wrap and container liners.

**Propylene.** Propylene is a basic building block for various chemicals, plastics and fibers. We produce propylene in our Cedar Bayou, Port Arthur and Sweeny facilities.

*Supply/Feedstock Sources*

Approximately one-half of our propylene is produced as a co-product of ethylene production, the amount of which varies with the type of ethylene feedstock used. The remainder of our propylene production comes from the processing of refinery-grade propylene, which is converted into polymer-grade product. We purchase approximately 25% of refinery-grade propylene from our Owners and the remainder from a variety of suppliers under long-term and short-term contracts.

*Marketing*

Polymer-grade propylene is sold to major chemical manufacturers, with the majority to polypropylene producers. Approximately 25% of our propylene is sold to Phillips Sumika Polypropylene Company (Phillips Sumika), a joint venture. Propylene is also sold to external customers under long-term contracts and to international contract and spot customers through a third-party export facility at Deer Park, Texas. We have an extensive propylene pipeline delivery system, which allows us to deliver to a majority of the Texas polymer-grade propylene consumers.

**Normal Alpha Olefins, Polyalpha Olefins.** We are capable of producing approximately 1.3 billion pounds per year of NAO in the U.S., which currently represents approximately 15% of global capacity. All of our NAO is produced at the Cedar Bayou facility. A plant under construction in Qatar, in which we have a 49% interest, will have an annual capacity of an additional 100 million pounds of hexene-1, an NAO used as a comonomer in the production of polyethylene.

*Supply/Feedstock Sources*

NAO is generally produced by processing ethylene. We produce all of the ethylene required for our production of NAO. The ethylene is produced at the Sweeny, Cedar Bayou and Port Arthur facilities. Polyalpha olefins are produced from fractions of the NAO produced at our Cedar Bayou facility.

*Marketing*

We primarily sell NAO and polyalpha olefins to other chemical companies who use them to produce a broad range of intermediate products. We also use our own production of NAO in the manufacturing of polyethylene and polyalpha olefins. North America and Europe are the largest markets for NAO and polyalpha olefins, but the Asia Pacific, Middle East and South America markets are growing. Most domestic sales of NAO and polyalpha olefins are transported via bulk railcars and tank trucks. International sales are transported primarily via parcel tankers.

### *Aromatics & Styrenics*

This segment manufactures and markets aromatics products such as benzene, styrene, paraxylene, and cyclohexane. This segment also manufactures and markets polystyrene and styrene-butadiene copolymers (SBC) sold under the trademark K-Resin®. Major production facilities are located in Mississippi, Louisiana, Texas, Ohio and Puerto Rico. We also own an equity interest in an aromatics facility in Al Jubail, Saudi Arabia, and in a K-Resin facility in South Korea.

| Product | Approximate Capacity | Primary Uses |
|---|---|---|
| | *(million lbs. per year)* | |
| Benzene | 2,600[1] | An aromatic primary building block chemical used in the production of ethylbenzene, cumene, cyclohexane and other chemicals. |
| Styrene | 1,700 | Aromatic monomer used to produce a wide variety of polymers with very diverse end-uses that include packaging, automotive applications, electronic parts, rubber products, paper, housewares, construction materials, carpeting and toys. |
| Polystyrene | 990 | Polymer used in packing, cups, toys, furniture and housewares. |
| Paraxylene | 1,640 | Used almost exclusively to make terephthalic acid or dimethyl terephthalate intermediates in the production of polyester and packaging resins such as polyethylene terephthalate (PET). |
| Cyclohexane | 580[1] | Predominantly used in intermediates for the manufacture of nylon. |
| K-Resin® styrene-butadiene copolymers | 404[1,2] | A high-quality, clear polymer material used in a variety of products including medical components, toys, candy wrap, food packaging, cups and garment hangers. |
| Cumene | 1,100 | An intermediate used to produce phenol and acetone. |

[1] Includes our share of affiliate's capacity.
[2] Capacity once operations are fully restored.

*Competition*

Aromatics & Styrenics' products are sold into the worldwide commodity markets. Competitive factors include price, product quality and performance, product deliverability and customer service. We generally rank within the top 10 producers and compete with other large producers including Dow, Equistar, ExxonMobil, BP and Shell.

**Benzene.** Benzene has historically been produced as a by-product of the motor fuel and ethylene production processes. About 10% to 15% of the world's requirements are produced "on purpose" in plants using a process known as the hydro-dealkylation (HDA) process. The HDA process is one of the highest cost processes currently used in this area of the industry. To an extent, producers using the HDA process control the price of benzene since they are able to produce until prices drop to levels that will not allow them to recover costs. At that point, they tend to shut down their capacity until prices recover to levels that make their operations economical. However, we have developed and use our proprietary Aromax® technology for benzene production, which results in lower production costs.

*Supply/Feedstock Sources*

The two main feedstocks for benzene production are pyrolysis gasoline and reformate, both of which are intermediate products of petroleum refining and petrochemical plants. These two feedstocks account for over three-fourths of benzene production worldwide. We purchase our benzene feedstocks from refineries owned by our Owners, located in proximity to our benzene plants, and from various other sources. In Saudi Arabia, our affiliate has a 30-year feedstock agreement with a producer that owns a refining complex located within six miles of the plant.

*Marketing*

We are a net consumer of benzene in the Gulf Coast region, which is the heavy production area of North America. This allows us to operate our benzene plants at full capacity, preserving a low-cost position, even during times of slack demand for derivatives. At our joint venture plant in Saudi Arabia, approximately one-half of the benzene produced is consumed by the joint venture's cyclohexane plant located within the same facility. The balance of benzene is sold on a term contract basis to a local Saudi Arabian styrene producer. We have a marketing agreement with Pertamina, the Indonesian state oil company, under which we market benzene produced by Pertamina at their refinery in Cilacap, Indonesia. This product is sold predominantly through one-year contracts with consumers in Asia.

**Styrene.** Styrene is produced at our St. James, Louisiana facility, which has a capacity of approximately 1.7 billion pounds per year. The plant was temporarily idled in February 2001 due to a fire in a distillation unit that occurred during a maintenance turnaround. Production capacity was fully restored in October 2001. We have begun a modernization of the St. James plant that should increase annual plant capacity by approximately 22% when completed in the second half of 2002.

*Supply/Feedstock Sources*

Styrene is made from benzene and ethylene. Almost all of the benzene used at our styrene plant is produced internally at our Pascagoula, Mississippi plant, with the remainder acquired through contract purchases. Ethylene is supplied to the St. James plant by a proprietary pipeline connected to the Louisiana grid system. We maintain flexibility in ethylene supply through contract purchases, shipments from our Texas facilities and spot purchases.

*Marketing*

We currently consume about 600 million pounds of styrene annually at our polystyrene plant in Marietta, Ohio, and a small amount in our production of K-Resin® SBC. The balance of production is sold in the merchant market. Although we generally market styrene in all regions of the world, we currently sell most of the St. James plant styrene production in the United States. Recently, U.S. producers have not been as competitive with world markets due to high natural gas prices in the U.S. In addition, the global economic slowdown has dampened styrene demand both domestically and abroad. We sell almost all of our styrene production through term contracts. Distribution of product is primarily handled by railcars, barges and ocean vessels.

**Paraxylene.**    We have a combined capacity of approximately 1.6 billion pounds of paraxylene production per year at our Guayama, Puerto Rico and Pascagoula plants. Production at the Puerto Rico plant was suspended in 2001 for economic reasons and plant modifications. It is currently anticipated that the paraxylene operations will resume in late 2002 or early 2003.

### Supply/Feedstock Sources

Mixed xylenes are the feedstock for the production of paraxylene. Mixed xylenes are the end product of either reforming operations that are part of the motor fuels production process in refineries, or the end product of the conversion of toluene, another intermediate refining product, into benzene and xylenes. Mixed xylenes are also available on the merchant market as both gasoline blending stocks and paraxylene plant feedstocks that we use during periods of high market demand. We purchase mixed xylenes from ChevronTexaco and other suppliers. During periods of high paraxylene demand, mixed xylenes are also purchased on the spot market.

### Marketing

A few very large global consumers buy most of the paraxylene available in the market. They purchase mainly on a term contract basis with pricing tied to a quarterly negotiated, industry-wide contract price. With the purchasing concentrated in a few large consumers, these large consumers are able to exert pressure on the quarterly negotiated contract price, which means that low margins result during times of oversupply. There is also an active spot market for paraxylene, which allows large consumers a degree of flexibility with respect to pricing options and the periodic need to cut back production for inventory control. We sell approximately three-fourths of our production under long-term contracts, with the balance sold on the spot market. We sell our paraxylene production to major producers of polyester in North America and Europe. We also sell to polyester producers in Asia via a marketing agreement with Pertamina. Paraxylene is shipped via railcars, barges and ocean vessels.

**Cyclohexane.**    We market approximately 14% of worldwide cyclohexane production. This includes volumes produced at our Port Arthur and Saudi Arabia plants, as well as volumes for which we have marketing rights. We own 50% of the Saudi facility, with independent investors owning the remaining interest, and also have the exclusive right to market the cyclohexane exported from that facility. In addition, we have the exclusive right to market the cyclohexane produced by Phillips at its Sweeny and Borger, Texas refinery complexes.

### Supply/Feedstock Sources

The raw materials for cyclohexane are benzene and hydrogen. We consume more benzene than we produce. The balance of our benzene needs is obtained through term contracts and spot purchases.

### Marketing

Most of our cyclohexane is sold in the United States and Europe through sales contracts that are typically long-term arrangements. We also have access to the Asian market via our joint venture plant in Saudi Arabia. Like other commodity aromatics, cyclohexane is distributed via trucks, railcars, barges and ocean vessels.

**K-Resin® Styrene-Butadiene Copolymer.**   We produce an SBC sold under the trademark K-Resin®. Production comes from the Houston Chemical Complex and our K R Copolymer Co., Ltd., joint venture plant in South Korea. Production of K-Resin SBC at the Houston Chemical Complex was idled in March 2000 as the result of an accident and fire at the plant. The plant began a successful phased-in start-up in the fourth quarter of 2001 and the force majeure status of the plant was lifted in May 2002.

*Supply/Feedstock Sources*

The main feedstocks for K-Resin SBC are styrene and butadiene. We produce our own styrene in the United States and secure butadiene on a long-term contract basis with a single producer. Other sources of butadiene are available if necessary. In South Korea, feedstocks are secured through long-term contracts with a company in which our joint venture partner, Daelim Industrial Co., Ltd., has a 50% interest.

*Marketing*

Because high-styrene content SBC such as K-Resin SBC are specialty polymers, pricing does not tend to follow the same cyclical patterns experienced by commodity resins such as polyethylene and polypropylene. We conduct our marketing primarily by working with customers to create new K-Resin SBC applications, to improve existing applications and to improve customers' processing capabilities. We have a sales and technical support organization, comprised of direct representatives, agents and distributors, that is active in North America and internationally. Some product is sold under multiyear agreements. The majority of K-Resin SBC, however, is sold through individual purchase orders with customers and is delivered via truck, railcar and ocean vessels.

*Specialty Products*

We produce a variety of specialty chemicals including organosulfur chemicals and high-performance polyphenylene sulfide (PPS) polymers and compounds sold under the trademark Ryton™. Additionally, we produce a variety of lower-volume, higher-margin organosulfur chemicals, fine chemicals and specialty chemicals. Several products in the Specialty Products segment have leading market positions. Major production facilities are located in Texas, Belgium and Singapore.

| Product | Approximate Capacity | Primary Uses |
|---------|:---:|---|
| | *(million lbs. per year)* | |
| Ryton™ polyphenylene sulfide (PPS) polymer & compounds | 51 | A high-performance engineering polymer used in electronic, automotive and appliance applications. |
| Neohexene | * | Fine chemical used in the production of synthetic industrial perfumes. |
| Dimethyl sulfide | * | Used as a sulfiding agent and agricultural chemical intermediate. |
| High-purity hydrocarbons & solvents | * | High-purity chemicals including performance-proven normal paraffins, cycloparaffins and isoparaffins, including Soltrol® isoparaffin solvents, used in various pharmaceutical, industrial and consumer applications. |
| Mining chemicals | * | Petroleum distillates, organosulfur and other mineral processing chemicals used in the recovery of copper, molybdenum and other metals from ore. |

| Product | Approximate Capacity | Primary Uses |
|---|---|---|
| | *(million lbs. per year)* | |
| Organosulfur chemicals | * | Chemical intermediates, primarily mercaptans, used in agricultural and pharmaceutical intermediates and polymerization modifiers. |
| Performance & reference fuels | * | Specialty fuels for calibration standards and high-performance service, such as automobile and boat racing. |
| Drilling specialty chemicals including Soltex™ & Potassium Soltex™ shale inhibitors | * | Additives used in water-based drilling fluids for controlling unstable shale formations and increasing hole lubricity during oil and gas well drilling. |

---

\*   Small volume specialty chemicals.

### *Competition*

Specialty products are characterized by smaller, niche markets with few producers.

**Specialty Chemicals.**   Specialty chemicals consist of a variety of organosulfur chemicals, fine chemicals and other specialties. The volumes of any given product are not large when compared to the basic commodity products like ethylene and polyethylene produced by our other business segments. However, in the aggregate, specialty chemicals account for a significant portion of the earnings of the Specialty Products segment.

### *Supply/Feedstock Sources*

Specialty chemicals production depends on the availability of a number of specialized streams of products and co-products that are the result of the petroleum refining and petrochemical production processes. Feedstocks include hydrogen sulfide, a variety of olefins, and other hydrocarbon streams. In many cases, we acquire these feedstocks through long-term arrangements with our Owners from facilities that are integrated with our production facilities.

### *Marketing*

Specialty chemicals are generally sold into smaller, niche markets. The number of suppliers and consumers of any given product can be limited. As a result, many of our products are sold under long-term contracts. Because the customer and applications base is diverse, the business is generally less cyclical than the commodity chemicals business.

We have a global marketing network, consisting of our representatives and third-party distributors and agents. More than half of our representatives are located outside the United States in all major regions of the world. This network provides sales, distribution, and technical services to customers. Distribution channels used to deliver product to customers include ocean vessels, railcars and airfreight.

**Ryton™ Polyphenylene Sulfide.**   We produce high-performance PPS polymers and compounds sold under the trademark Ryton™. Compounds are combinations of Ryton polymer and various additives, designed to have specific properties. We have an annual production capacity of approximately 22 million pounds of Ryton polymer at our Borger, Texas plant. Substantially all Ryton polymer produced at Borger is used by our Belgium and Singapore facilities to produce Ryton compounds. These facilities have an annual capacity of 29 million pounds of Ryton compounds per year in the aggregate. The compounds are then sold to third parties.

### Supply/Feedstock Sources

The feedstocks for Ryton polymer are substances such as caustic, sodium hydrosulfide, and other chemicals and solvents that are generally available in substantial quantities on the open market. We have a number of suppliers who provide these materials under either long-term or renewable contracts. The materials used in the compounding process are generally purchased at locations close to our compounding facilities.

### Marketing

We have a global sales network that includes direct representatives, distributors and agents to market PPS products. Our compounding facilities are located near our customers, enhancing global sales efforts. The customer base includes component suppliers and appliance manufacturers. Products are generally sold under one-year, renewable agreements. Distribution channels used to deliver product to customers include truck, railcar and ocean vessels.

## Properties and Manufacturing Facilities

We currently lease the office space for our headquarters in The Woodlands, Texas, and also own or lease administrative, technical and sales office space in various other locations. We manufacture products at 33 facilities in seven countries, with an additional facility under construction in Qatar. The following table provides information regarding our principal manufacturing facilities, business segments served, principal products, and approximate annual capacity at December 31, 2001, unless otherwise indicated.

| Facility / Location | Segments Served | Product | Approximate Gross Capacity |
|---|---|---|---|
| | | | *(million lbs per year)* |
| Houston Chemical Complex | Olefins & Polyolefins | Polyethylene | 2,200 |
| Pasadena, Texas | Aromatics & Styrenics | K-Resin® SBC | 335[1] |
| Sweeny Facility | Olefins & Polyolefins | Ethylene | 4,100 |
| Old Ocean, Texas | Olefins & Polyolefins | Propylene | 1,100 |
| Borger Facility | Specialty Products | Methyl Mercaptan | 100 |
| Borger, Texas | Specialty Products | Dimethyl Sulfide | 10 |
| | Specialty Products | Ryton™ PPS Polymer | 22 |
| | Specialty Products | Other various | 200 |
| Cedar Bayou Facility | Olefins & Polyolefins | Ethylene | 1,750 |
| Baytown, Texas | Olefins & Polyolefins | Propylene | 1,000 |
| | Olefins & Polyolefins | Acetylene Black | 18 |
| | Olefins & Polyolefins | NAO | 1,250 |
| | Olefins & Polyolefins | Polyalpha Olefins | 104 |
| | Olefins & Polyolefins | Linear-low, low- and high-density polyethylene | 1,530 |
| Orange Chemical Facility | Olefins & Polyolefins | Polyethylene | 902[2] |
| Orange, Texas | | | |
| Port Arthur Facility | Olefins & Polyolefins | Ethylene | 1,750 |
| Port Arthur, Texas | Olefins & Polyolefins | Propylene | 780 |
| | Aromatics & Styrenics | Benzene | 530 |
| | Aromatics & Styrenics | Cyclohexane | 330 |
| | Aromatics & Styrenics | Cumene | 1,100 |
| Drilling Specialties | Specialty Products | Soltex™ shale inhibitors | 20 |
| Conroe, Texas | | | |
| St. James Facility | Aromatics & Styrenics | Styrene | 1,700 |
| St. James, Louisiana | | | |

| Facility / Location | Segments Served | Product | Approximate Gross Capacity |
|---|---|---|---|
| | | | *(million lbs per year)* |
| Pascagoula Facility<br>Pascagoula, Mississippi | Aromatics & Styrenics<br>Aromatics & Styrenics | Paraxylene<br>Benzene | 1,000<br>1,540 |
| Marietta Facility<br>Marietta, Ohio | Aromatics & Styrenics | Polystyrene pellets, crystal and high-impact polystyrene | 770 |
| Puerto Rico Facility<br>Guayama, Puerto Rico | Aromatics & Styrenics | Paraxylene | 640 |
| Performance Pipe Facilities<br>12 locations in the U.S.<br>and one in Mexico | Olefins & Polyolefins | Polyethylene Pipe | 604[3] |
| Plastics Compounding &<br>Development Center<br>Singapore | Specialty Products | Ryton™ Compounds | 9 |
| Zhangjiagang, China Facility<br>Zhangjiagang, China | Aromatics & Styrenics | Polystyrene | 220 |
| Tessenderlo Chemicals Facility<br>Tessenderlo, Belgium | Specialty Products | Organosulfur Chemicals | 40 |
| Kallo Compounding Facility<br>Kallo-Beveren, Belgium | Specialty Products | Ryton™ Compounds | 20 |
| **Joint Venture Facilities:** | | | |
| Chevron Phillips Singapore<br>Chemicals (Private) Limited<br>Singapore | Olefins & Polyolefins | Polyethylene | 860[4] |
| Shanghai Golden Phillips<br>Petrochemicals Co.<br>Shanghai, China | Olefins & Polyolefins | Polyethylene | 300[4] |
| Phillips Sumika<br>Polypropylene Company<br>Pasadena, Texas | Olefins & Polyolefins | Polypropylene | 810[4] |
| Saudi Chevron Phillips Company<br>Al Jubail, Saudi Arabia | Aromatics & Styrenics<br>Aromatics & Styrenics | Benzene<br>Cyclohexane | 1,060[4]<br>500[4] |
| K R Copolymer Co., Ltd.<br>Yochon, South Korea | Aromatics & Styrenics | K-Resin® SBC | 115[4] |

[1] Capacity once operations are fully restored.

[2] Reflects shutdown of two polyethylene units in February 2002.

[3] Reflects shutdown of one facility in Mexico in July 2002.

[4] Capacities shown are the gross capacities of the facility.

**Recent and Ongoing Projects**

*Qatar Chemical Company Ltd. (Q-Chem).* We entered into an agreement with Qatar Petroleum for the construction of a petrochemical facility in Qatar. We have a 49% interest in the project, which is designed to produce approximately 1.1 billion pounds of ethylene, 1.0 billion pounds of polyethylene and 100 million pounds of hexene-1 annually. The estimated cost of producing polyethylene in Qatar is significantly less than the cost of producing polyethylene in the U.S. Gulf Coast region according to Nexant Chem Systems, a provider of chemicals industry data. Through our established marketing network, we will market approximately 90% of the polyethylene produced by Q-Chem, targeting developed markets in Western Europe and high-growth markets in Asia. The Q-Chem project supports our strategy to build modern, world-scale plants in areas with secure access to competitive feedstocks and access to key markets.

In June 2001, we signed a joint venture agreement with Qatar Petroleum for the development of a second world-scale petrochemical project in Qatar. In June 2002, CPChem and Qatar Petroleum amended the agreement to provide for the construction of a larger ethane cracker than was previously planned. The amended agreement also provides that the ethane cracker will be developed jointly with QATOFIN, a joint venture of Atofina SA and QAPCO. In connection with this change in the project scope, CPChem and Qatar Petroleum entered into a joint venture agreement in June 2002 with Atofina SA and QAPCO to jointly develop the ethane cracker.

*CPChem / BP Solvay Polyethylene Joint Venture.* We entered into an agreement with Solvay Polymers, Inc., now BP Solvay Polyethylene, for the construction of a 700-million-pound-per-year loop slurry plant designed to produce basic, high-density polyethylene resins. The plant will be located at our Cedar Bayou facility in Texas and will have the largest capacity of any single-loop polyethylene reactor in the world. The plant will be owned equally with BP Solvay Polyethylene, with each co-owner independently marketing its share of production. Production is expected to begin in late 2002.

*Saudi Chevron Phillips Petrochemical Project.* We jointly own an aromatics plant with Saudi Industrial Investment Group, with annual capacity of 1.06 billion pounds per year of benzene and 500 million pounds per year of cyclohexane. It is located at Al Jubail, Saudi Arabia. The plant began production in December 1999. The benzene is sold locally and the cyclohexane is primarily sold in Europe. Saudi Chevron Phillips Company (Saudi Chevron Phillips) is increasing its cyclohexane capacity at the existing facility to 620 million pounds per year. The additional capacity is expected to be operational by the first quarter of 2003. We will continue to market the products that are exported from the region.

*Al Jubail, Saudi Arabia Joint Venture.* We announced plans in April 2002 for a 50%-owned joint venture project at Al Jubail, Saudi Arabia. The project, expected to cost approximately $1 billion, will produce benzene, ethylbenzene, styrene and propylene. The project will be constructed on a site adjacent to the existing aromatics complex owned by Saudi Chevron Phillips. Final approval of the project is anticipated in early 2004, with start-up expected in 2006.

*Chevron Chemical Zhangjiagang Company, Ltd.* Chevron Chemical Zhangjiagang Company, Ltd. is a wholly owned subsidiary. The venture, located in Zhangjiagang, China, is designed to produce 220 million pounds per year of polystyrene. Commercial production began in 2000.

## Employees

From July 1, 2000 through December 31, 2000, our workforce consisted of the combined workforces of ChevronTexaco and Phillips devoted to their respective chemicals activities. Effective January 1, 2001, these individuals became our direct employees. We employed 6,056 persons at December 31, 2001. Approximately 83% of this workforce was employed in North America, 10% in Asia, 4% in Europe, and the remainder in other locations. Some employees are subject to collective bargaining arrangements. Overall, we believe that employee relations are good.

## Intellectual Property

Our business is, to a considerable extent, technology driven. We aggressively develop and protect the intellectual property necessary to conduct operations via a combination of patent, trademark, copyright and trade secret laws as well as confidentiality procedures and contractual provisions to protect intellectual property rights. Where we do not have a necessary technology, we obtain or license it from third parties.

As of July 31, 2002, we owned or licensed from our Owners the rights to 887 issued patents and 208 applications in the United States, and 2,286 issued patents and 1,389 applications in foreign jurisdictions relating to our operations and products. Our Owners granted us an irrevocable, exclusive license, with the right to grant sublicenses, to use the patents that they own in connection with our operations and products. We have the option to have these patents assigned to us. ChevronTexaco and Phillips retain certain irrevocable, nonexclusive rights to use the patents, which they have assigned or licensed to us, for their own business operations or to license such patents to third parties for use in fields of operations not primarily related to our business. Furthermore, ChevronTexaco and Phillips have granted nonexclusive rights to use certain other intellectual property that they own, which is, to some degree, useful in our business.

We often grant licenses to our technology to third parties. Two significant processes that we license include our loop-slurry polyethylene and Aromax® aromatics production processes. Licenses granted to these processes typically provide for royalty payments from third parties based on the actual or anticipated volume of product that they may produce, payable either as a lump sum or as a "running royalty." The licenses for these processes generally provide that any technologies developed by the licensee related to such process shall be licensed to us with the right to sublicense such developments to third parties. This technique, common in technology licensing, enhances our ability to provide customers and licensees with the most current technology available.

We rely on confidentiality procedures and contractual provisions to protect our technology in cases where the technology is not patented or patentable. Our licenses to third parties contain restrictions on disclosure. Employees execute nondisclosure agreements when their employment begins and agree to assign to us the rights to intellectual property developed during their employment. Third parties are not allowed to inspect or photograph facilities except under close supervision. Contractors involved in the detailed design or construction of our or our licensees' facilities are also required to execute nondisclosure agreements. Appropriate actions are taken to prevent third parties from disclosing proprietary data, or otherwise using intellectual property, without proper authorization.

We are the owner of the Marlex®, Ryton™, and K-Resin® trademarks, which are each used in the plastics and specialty chemicals businesses, and the Aromax® trademark, which is used in the aromatics technology licensing business. Also, we license our trade name on a nonexclusive basis from our Owners. Appropriate actions are taken to maintain, renew, protect and enforce our trademarks in order to prevent infringement, dilution or misappropriation by third parties in the United States and abroad.

### Research and Development

We have scientists, process engineers and technical service experts at six technical centers. The Bartlesville, Oklahoma site provides basic research, pilot plants, and product development for polyethylene, specialty chemicals, Ryton, and K-Resin, and a plastics technical center for all polymer products. The Kingwood, Texas technology center focuses on process engineering in support of all manufacturing as well as all phases of research and development and process development for aromatics, NAO, polyalpha olefins and specialty catalysts. The technology center at Orange, Texas, provides a gas phase pilot plant, a plastics technical center and technical services for polyethylene. Polystyrene research and technical services are located at Marietta, Ohio. International technical support and product development are provided by the Belgium and Singapore technical centers.

Research and development expenditures totaled $11 million for the three months ended March 31, 2002 and $60 million for the year ended December 31, 2001.

### Environmental Regulation

We must comply with, and are subject to liability under, environmental laws and regulations in all the jurisdictions in which we do business. Under some environmental laws, we may be jointly and severally liable for environmental contamination on or from our current and former properties and at off-site locations where we dispose or disposed of, or arrange or arranged for disposal or treatment of, waste material containing hazardous substances.

We incur, and expect to continue to incur, substantial costs for capital improvements and general compliance under applicable environmental laws, including costs to acquire, maintain and repair pollution control equipment. By 2007, industrial facilities in the Texas Gulf Coast region, including facilities we own, will require modification and the installation of additional control equipment to comply with regulations relating to nitrogen oxide (NOx) emissions, which apply generally to industries in this area. This equipment, which will need to be installed well in advance of the 2007 deadline, is expected to require capital expenditures of approximately $170 million to $260 million, and will likely result in increased operating costs thereafter.

We are aware that there is or may be soil or groundwater contamination at or from some facilities, and that remediation of soil and groundwater contaminated with hazardous substances will be required. Accrued environmental costs totaled $7 million at both March 31, 2002, and December 31, 2001, primarily for remediation. There were no accrued environmental costs associated with discontinued or sold operations or sites where we had been named a potentially responsible party at March 31, 2002, or December 31, 2001. Based on available information, we believe that the costs that may be incurred to investigate and remediate known contamination will not have a material adverse effect on consolidated results of operations, financial position or liquidity. See "Risk Factors—Extensive environmental, health and safety laws and regulations impact our operations and assets; compliance with, and/or liability under, these laws and regulations could adversely affect our results of operations and the value of the notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contingencies; Environmental and Legal Matters."

### Legal and Governmental Proceedings

*K-Resin® SBC Facility Incidents.*   A flash fire occurred in a reactor vessel at the K-Resin SBC facility located at our Houston Chemical Complex on June 23, 1999. Two individuals employed by a subcontractor, Zachry Construction Corporation, were killed and other workers were injured. Ten lawsuits were filed in Texas in connection with the incident, including two actions for wrongful death. Both wrongful death lawsuits and most of the personal injury claims have been resolved, with only two of the original lawsuits still pending. With the exception of one claimant in one of the lawsuits, these claims have been resolved, and we are awaiting the final settlement papers to be completed. These lawsuits are personal injury cases filed against Phillips. While the incident occurred prior to our formation, provisions in the Contribution Agreement provide for our indemnification of Phillips for liabilities associated with this particular incident. We believe that the resolution of the remaining lawsuits will not have a material adverse effect on our consolidated results of operations, financial position or liquidity. A third lawsuit was more recently filed against us; however, we believe it will be dismissed as it was filed well after the expiration of the statute of limitations.

An explosion and fire occurred at the K-Resin SBC facility on March 27, 2000, due to the over-pressurization of an out-of-service butadiene storage tank. One employee was killed and several others were injured. Additionally, several individuals who were allegedly in the area of the Houston Chemical Complex at the time of the incident have claimed they suffered various personal injuries due to exposure to the event. While we generally assumed the liabilities associated with Phillips' chemicals businesses upon our formation, we did not assume any responsibility for Phillips' liability in connection with this incident. In fact, the Contribution Agreement specifically provides for Phillips' indemnification of us for all liabilities associated with this particular incident. Thus, our involvement in these proceedings is minimal. Accordingly, we believe that the resolution of matters relating to this incident will not have a material adverse effect on our consolidated results of operations, financial position or liquidity.

The Occupational Safety and Health Administration (OSHA) issued a Citation and Notification of Penalty to Phillips and us (as successor to Phillips in this instance) alleging 50 different violations of the Occupational Safety and Health Act related to the March 27, 2000 incident at the K-Resin facility. In December 2001, Phillips and CPChem reached a settlement agreement with OSHA, pursuant to which outside consultants were retained to review compliance with certain performance standards and create a timeline for implementation of certain recommendations.

*Governmental Agency Proceedings.* The following are descriptions of legal proceedings involving governmental authorities, or those known to be contemplated, under federal, state and local laws regulating the discharge of materials into the environment. While it is not possible to predict the outcome of an unresolved proceeding, if the contemplated proceedings described below were decided adversely to us, there would be no material adverse effect on our consolidated results of operations, financial position or liquidity. Nevertheless, such proceedings are reported pursuant to the SEC's regulations.

The Environmental Protection Agency is considering an action against us related to an inspection of our Houston Chemical Complex conducted in mid-2000. As of the date of this prospectus, we have not received any formal notification of a proceeding; however, we have received an investigation report from the EPA, as well as an informal identification of the areas of potential concern, which relate to the facility's risk management plan, leak detection and repair programs, and other safety compliance matters. We have engaged in discussions with the EPA in an effort to resolve all related issues. As of the date of this prospectus, the EPA has not made any demand regarding potential fines or penalties, which we expect will be imposed.

The EPA and the Texas Natural Resources Conservation Commission jointly proposed a civil penalty in connection with inspections conducted in 1999 and 2000 at our Borger facility. We are negotiating with these agencies in an effort to resolve all related issues.

*Other.* We are also a party to a number of other legal proceedings pending in various courts or agencies for which, in some instances, no provision has been made. While the final outcome of these proceedings cannot be predicted with certainty, we believe that none of the other proceedings, when resolved, will have a material adverse effect on consolidated results of operations, financial position or liquidity.

# MANAGEMENT

The executive officers and directors of Chevron Phillips Chemical Company LLC are set forth in the following table:

| Name | Age | Position |
|------|-----|----------|
| James L. Gallogly . . . . | 49 | President and Chief Executive Officer; Nonvoting Director |
| C. Kent Potter . . . . . . . | 55 | Senior Vice President and Chief Financial Officer; Nonvoting Director |
| Greg C. Garland . . . . . | 44 | Senior Vice President, Planning & Specialty Products |
| J. Mike Parker . . . . . . . | 55 | Senior Vice President, Aromatics & Styrenics |
| Rick L. Roberts . . . . . . | 47 | Senior Vice President, Manufacturing |
| Tim G. Taylor . . . . . . . | 48 | Senior Vice President, Olefins & Polyolefins |
| Craig B. Glidden . . . . . | 44 | Vice President, General Counsel and Secretary |
| Greg G. Maxwell . . . . . | 45 | Vice President and Controller |
| Joe M. McKee . . . . . . . | 51 | Vice President and Treasurer |
| Darald W. Callahan . . . | 59 | Class C Director |
| Patricia E. Yarrington . | 45 | Class C Director |
| John E. Lowe . . . . . . . | 43 | Class P Director |
| Michael J. Panatier . . . | 54 | Class P Director |

*James L. Gallogly:* Mr. Gallogly is President and Chief Executive Officer. He previously served as Senior Vice President of Chemicals for Phillips, a position he accepted in 1999. From 1998 to 1999, he was Vice President for Olefins and Polyolefins for Phillips and from 1997 to 1998 he was Vice President, Plastics, for Phillips. Mr. Gallogly is a Director of the American Chemistry Council and the American Plastics Council.

*C. Kent Potter:* Mr. Potter is Senior Vice President and Chief Financial Officer. Mr. Potter previously served as Vice President, Finance, of Chevron Overseas Petroleum Inc., a position he accepted in 1996.

*Greg C. Garland:* Mr. Garland is Senior Vice President for Planning & Specialty Products. He previously served as General Manager, Qatar/Middle East for Phillips, a position to which he was named in 1997. Mr. Garland is a member of the Chemical Engineering Industrial Advisory board for Texas A&M University.

*J. Mike Parker:* Mr. Parker is Senior Vice President for Aromatics & Styrenics. He previously served Chevron as General Manager, Olefins & Plastics, a position to which he was appointed in 1999. From 1998 to 1999, he was General Manager for BTX/Styrene at Chevron. From 1996 to 1998, he was Chevron's General Manager, Supply Chain, for U.S. Chemicals.

*Rick L. Roberts:* Mr. Roberts was named Senior Vice President for Manufacturing in October 2001. Prior to assuming his current position, he served as Vice President of Manufacturing for Olefins & Polyolefins since CPChem's formation in 2000. From 1999 to 2000, he was Plant Manager at Cedar Bayou, and from 1994 to 1999 was Manager of the Chevron refinery in Hawaii.

*Tim G. Taylor:* Mr. Taylor is Senior Vice President for Olefins & Polyolefins. He previously served Phillips as Polyolefins Manager. From 1995 to 1999, Mr. Taylor held several management positions in Chemicals and Plastics, including Worldwide Manager of Polyethylene and Manager of Plastics Operations.

*Craig B. Glidden:* Mr. Glidden is Vice President, General Counsel and Secretary. In 1996, Mr. Glidden founded Glidden Partners LLP, a business litigation firm, and was managing partner of the firm until joining CPChem in 2000.

*Greg G. Maxwell:*   Mr. Maxwell is Vice President and Controller. From 1998 to 2000, he served as General Auditor for Phillips, and from 1994 to 1998 he served as Finance Manager of Phillips' plastics division.

*Joe M. McKee:*   Mr. McKee is Vice President and Treasurer. Prior to assuming his current position, he served as Finance Manager for the Americas Division of Phillips Exploration and Production, a position to which he was appointed in 1993.

*Darald W. Callahan:*   Mr. Callahan currently serves as Executive Vice President, Power, Chemicals and Technology at ChevronTexaco, a position to which he was appointed upon the formation of ChevronTexaco in October 2001. Prior to the merger of Chevron Corporation and Texaco Inc., he served as an Executive Vice President responsible for human resources; technology, chemical additives and coal companies; CPChem; the Dynegy power and natural gas business; and ChevronTexaco's joint venture with Sasol. From 1999 to 2000, he served as President of Chevron Chemical Company LLC, which subsequently became a part of CPChem, and prior to 1999, he served as Senior Vice President of Chevron Chemical Company LLC. He also serves as a Director of Dynegy Inc.

*Patricia E. Yarrington:*   Ms. Yarrington currently serves as Vice President of Strategic Planning for ChevronTexaco, a position to which she was appointed upon the formation of ChevronTexaco. She served in a similar position, Vice President of Strategic Planning, with Chevron Corporation prior to the merger of Chevron Corporation and Texaco Inc., which she assumed in August 2000. In March 1998, she was appointed President of Chevron Canada Ltd. Prior to that assignment, Ms. Yarrington served as Comptroller for Chevron Products Company.

*John E. Lowe:*   Mr. Lowe currently serves as Senior Vice President of Corporate Strategy and Development for Phillips, a position to which he was appointed in 2001. He served as Senior Vice President of Planning and Strategic Transactions, beginning in 2000, Vice President Planning and Strategic Transactions, beginning in August 1999, and as Manager of Strategic Growth Projects, beginning in May 1999. He was Supply Chain Manager in Refining, Marketing and Transportation with Phillips from 1997 to 1999. He serves as a Director of Duke Energy Field Services, LLC.

*Michael J. Panatier:*   Mr. Panatier currently serves as Executive Vice President of Refining, Marketing and Transportation for Phillips, a position to which he was appointed in April 2001. He served as Vice Chairman of the Board of Duke Energy Field Services, LLC from 2000 to 2001. From 1998 to 2000, Mr. Panatier served as Senior Vice President of Gas Processing and Marketing for Phillips. From 1994 to 2000, he also served as President and Chief Executive Officer of GPM Gas Corporation, a subsidiary of Phillips. He serves as a Director of Duke Energy Field Services, LLC.

# OWNERSHIP

CPChem is a limited liability company wholly owned by ChevronTexaco and Phillips, either directly or indirectly through their wholly owned subsidiaries. ChevronTexaco's ownership interest is held entirely by Chevron U.S.A. Inc., its wholly owned subsidiary. A portion of Phillips' ownership interest is held directly by Phillips, with the remaining ownership interest held by WesTTex 66 Pipeline Company, Phillips Chemical Holding Company, and Phillips Petroleum International Corporation, all wholly owned subsidiaries of Phillips. Pursuant to our limited liability company agreement, neither Owner may transfer its ownership interest before July 1, 2003, except to wholly owned affiliates. After July 1, 2003, either Owner may transfer all, but not less than all, of its ownership interest, subject to a right of first refusal in favor of the non-transferring Owner. The following information is given with respect to the Owners' beneficial interest in CPChem as of the date of this prospectus.

| Name and Address of Beneficial Owner | Nature of Beneficial Ownership | Percentage of Membership Interest |
|---|---|---|
| Chevron U.S.A. Inc. .............................<br>575 Market Street<br>San Francisco, California 94105 | Class C | 50.0% |
| Phillips Petroleum Company .........................<br>Phillips Building<br>Bartlesville, Oklahoma 74004 | Class P | 37.9% |
| Phillips Petroleum International Corporation ..............<br>1250 Adams Building<br>Bartlesville, Oklahoma 74004 | Class P | 9.6% |
| WesTTex 66 Pipeline Company........................<br>1250 Adams Building<br>Bartlesville, Oklahoma 74004 | Class P | 2.1% |
| Phillips Chemical Holding Company....................<br>1250 Adams Building<br>Bartlesville, Oklahoma 74004 | Class P | 0.4% |

# DESCRIPTION OF CERTAIN INDEBTEDNESS

## The Credit Agreement

We have a $900 million revolving credit agreement with a syndicate of banks, which expires in July 2003. The facility is used to support the commercial paper program. The agreement contains covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, with certain exceptions, and maintenance of ownership of CPChem by ChevronTexaco and Phillips of at least 50% in the aggregate. The provisions under this agreement are not considered restrictive to normal operations. The interest rate under this agreement varies, depending on market rates and our long-term debt rating. There were no borrowings outstanding under the credit agreement at March 31, 2002, or December 31, 2001. We had borrowed funds outstanding for one day during 2001 under the credit agreement.

As of the date of this prospectus, we have received commitments from banks totaling $775 million towards an anticipated $800 million of new revolving credit facilities, consisting of a $400 million 364-day credit facility and a $400 million three-year credit facility. These credit facilities, which are expected to be in place in the third quarter of 2002, will be on substantially the same terms as the revolving credit agreement described above, which will be terminated by us upon closing of the new credit facilities.

## The Commercial Paper Program

Notes issued under our commercial paper program are in the tier-2 commercial paper market with maturities of 90 days or less. These commercial paper borrowings are classified as Long-Term Debt on the consolidated balance sheet since our intent is to refinance or replace the obligations on a long-term basis. The weighted average interest rate of commercial paper was 5.01% in 2001. The weighted average interest rate of commercial paper outstanding at December 31, 2001 was 3.05%.

## Qatar Chemical Company Ltd. (Q-Chem)

Qatar Chemical Company Ltd. (Q-Chem), a joint venture company, was formed in 1997 to develop a major petrochemical complex in Qatar at an estimated cost of $1.2 billion. Construction of the complex began in October 1999, with start-up scheduled for late 2002. At December 31, 2001, $750 million had been drawn by Q-Chem under a bank financing agreement for the construction of the complex. We are now required to fund any remaining construction costs, initial working capital requirements, and certain debt service and operating reserve fund requirements through advances under a subordinated loan agreement with Q-Chem. We advanced $79 million to Q-Chem in the first quarter of 2002 under the subordinated loan agreement. No funding occurred in 2001. In connection with the bank financing, the co-venturers agreed that if the complex is not completed by August 2003, each will make capital contributions on a pro rata, several basis to the extent necessary to cover bank financing service requirements including, if demanded, repayment of principal. This obligation may be extended for up to one year due to force majeure. After construction is completed, the bank financing is non-recourse with respect to the co-venturers. We have also agreed to provide up to $75 million of credit support to Q-Chem for cash flow needs under a contingent support agreement after construction of the complex is completed.

**7% Notes due 2011**

On March 19, 2001, we issued $500 million of senior unsecured 7% notes in a private placement with conditions similar to those of the notes offered hereby. The notes are due in March 2011 and interest is payable semiannually, with the first interest payment paid on September 15, 2001. The notes contain certain covenants such as limitations on liens, sale/leaseback transactions, sales of assets and business combinations that we do not consider to be restrictive to normal operations. Proceeds from this debt issuance were used to repay certain notes payable to ChevronTexaco, to retire a portion of outstanding commercial paper obligations and for general corporate purposes. We subsequently filed a joint registration statement on Form S-4 with the SEC, as amended and declared effective May 10, 2001, to register $500 million of exchange notes with terms substantially identical to the private placement notes, except that the exchange notes are freely tradeable. Substantially all of the holders of the private placement notes tendered their notes for the registered exchange notes.

**Trade Receivables Securitization**

On May 21, 2002, we renewed our trade receivables securitization agreement for an additional 364 days on terms similar to those of the agreement that expired on May 21, 2002. The agreement continues to allow us to borrow up to $300 million for which we grant a security interest in certain of our trade receivables as collateral for any amounts outstanding. As we collect the receivables, borrowings under the agreement are reduced or security interests in new trade receivables are granted. Proceeds from the initial borrowing were used to reduce outstanding commercial paper obligations. Approximately $222 million of borrowings were outstanding under the agreement immediately prior to renewal. At March 31, 2002, $181 million of borrowings, classified as short-term, were outstanding under the agreement, secured by $304 million of trade receivables. At December 31, 2001, $199 million of borrowings were outstanding, secured by $269 million of trade receivables. The interest rate of these borrowings was 2.06% at December 31, 2001, and averaged 3.28% during 2001.

# THE EXCHANGE OFFER

Pursuant to a registration rights agreement between us and the initial purchasers, we agreed to use our reasonable best efforts to cause to become effective a registration statement with respect to an issue of notes identical in all material respects to the outstanding notes and, upon becoming effective, to offer the holders of the outstanding notes the opportunity to exchange their outstanding notes for the exchange notes. Under existing SEC interpretations set forth in several no-action letters to third parties, the exchange notes are, in general, freely transferable (other than by holders who are broker-dealers or an affiliate of us) after the exchange offer without further registration under the Securities Act. In the event that due to a change in current interpretations by the SEC, we are not permitted to effect such exchange offer, it is contemplated that we will instead file a shelf registration statement covering resales by the holders of the outstanding notes and will use our reasonable best efforts to cause such shelf registration statement to become effective and to keep such shelf registration statement effective for a maximum of two years from the closing date, which is the date we delivered the outstanding notes to the initial purchasers.

## Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will:

- accept for exchange outstanding notes, which are properly tendered on or prior to the expiration date and not withdrawn as permitted below; and

- keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.

The term "expiration date" means 5:00 p.m., New York City time on          , 2002, provided, however, that if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $500 million in aggregate principal amount of the outstanding notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. This prospectus, together with the letter of transmittal, is first being sent on, or about the date set forth on the cover page to all holders of outstanding notes at the addresses set forth in the security register with respect to outstanding notes maintained by the trustee.

We expressly reserve the right:

- at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any outstanding notes; and

- to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "Certain Conditions to the Exchange Offer."

We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

Holders of outstanding notes do not have appraisal or dissenters' rights in connection with the exchange offer. Outstanding notes that are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

We intend to conduct the exchange offer in accordance with the applicable requirements of the federal securities laws and the relevant rules and regulations of the SEC.

**Procedures for Tendering Outstanding Notes**

The tender to us of outstanding notes by a holder as set forth below and the acceptance of the outstanding notes by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, a holder who wishes to tender outstanding notes for exchange pursuant to the exchange offer must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to The Bank of New York, who is acting as our exchange agent, at the address set forth below under "Exchange Agent" on or prior to the expiration date. In addition:

- certificates for such outstanding notes must be received by the exchange agent along with the letter of transmittal;

- a timely confirmation of a book-entry transfer of such outstanding notes, if such procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

- the holder must comply with the guaranteed delivery procedures described below.

The method of delivery of outstanding notes, letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or outstanding notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange pursuant thereto are tendered:

- by a registered holder of the outstanding notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

- for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by an eligible institution, which is a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. If outstanding notes are registered in the name of a person other than the person signing the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an eligible institution.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right:

- to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful; and

- to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer).

Unless waived, any defects or irregularities in connection with the tender of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for failure to give such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of outstanding notes, such outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

If the letter of transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting as in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

By executing or otherwise becoming bound by a letter of transmittal, each holder of the outstanding notes (other than certain specified holders) will represent that:

- it is not our affiliate;

- any exchange notes to be received by it were acquired in the ordinary course of business; and

- it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes.

If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "—Resale of the Exchange Notes."

**Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes**

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue the exchange notes promptly after acceptance of the outstanding notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange if and when we have given oral or written notice thereof to the exchange agent.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, a properly completed and duly executed letter of transmittal and all other required documents.

If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if certificates representing outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or nonexchanged outstanding notes will be returned without expense to the tendering holder thereof (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such nonexchanged outstanding notes will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

**Book-Entry Transfer**

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of such book-entry transfer of outstanding notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering outstanding notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the exchange agent at its address set forth under "—Exchange Agent" on or prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

**Guaranteed Delivery Procedures**

If a registered holder of the outstanding notes desires to tender such outstanding notes and the outstanding notes are not immediately available, or time will not permit such holder's outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

- the tender is made through an eligible institution;

- prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal (or a facsimile letter of transmittal) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

- the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within five NYSE trading days after the date of execution of the notice of guaranteed delivery.

## Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify:

- the name of the person having tendered the outstanding notes to be withdrawn;

- the outstanding notes to be withdrawn (including the principal amount of such outstanding notes); and

- where certificates for outstanding notes have been transmitted, the name in which such outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, and out determination will be final and binding on all parties.

Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such outstanding notes will be credited to an account maintained with DTC for the outstanding notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-entered by following one of the procedures described under "Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

## Certain Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of such outstanding notes for exchange or the exchange of the exchange notes for such outstanding notes, such acceptance or issuance would violate applicable law or any interpretation of the SEC's staff.

The condition in the paragraph immediately above is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition. Our failure at any time to exercise the foregoing rights is not to be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

## Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

| *By Mail* | *By Hand or Overnight Delivery* |
|:---:|:---:|
| The Bank of New York | The Bank of New York |
| 101 Barclay Street | 101 Barclay Street |
| 7E | Corporate Trust Service Department |
| New York, NY 10286 | Ground Level |
| Attn: Enrique Lopez | New York, NY 10286 |
| Reorganization Unit 7E | Attn: Enrique Lopez |
| | Reorganization Unit 7E |

*By facsimile*
(212) 235-2261

*Confirm by Telephone*
(212) 235-2363

*Information*
(212) 235-2363

Delivery to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery.

## Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any such officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be $226,000. They include:

- SEC registration fees of approximately $46,000;

- fees and expenses of the exchange agent and trustee of approximately $5,000;

- accounting fees of approximately $25,000;

- legal fees of approximately $50,000;

- printing costs of approximately $100,000; and

- other related fees and expenses.

**Transfer Taxes**

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer to be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

**Resale of the Exchange Notes**

Under existing interpretations of the SEC's staff contained in several no-action letters to third parties, the exchange notes will be freely transferable after the exchange offer without further registration under the Securities Act. However, any purchaser of outstanding notes who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

- will not be able to rely on the interpretation of the SEC's staff;

- will not be able to tender its outstanding notes in the exchange offer; and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes unless such sale or transfer is made pursuant to an exemption from such requirements.

By executing, or otherwise becoming bound by, the letter of transmittal each holder of the outstanding notes (other than certain specified holders) will represent that:

- it is not our "affiliate";

- any exchange notes to be received by it were acquired in the ordinary course of its business; and

- it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes.

In addition, in connection with any resales of exchange notes, any participating broker-dealer who acquired the outstanding notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of such exchange notes.

## DESCRIPTION OF THE EXCHANGE NOTES

The outstanding notes were, and the exchange notes will be, a series of debt securities issued under an indenture, dated as of March 19, 2001 (referred to in this prospectus as the "indenture"), between us, as joint and several obligors, and The Bank of New York, as trustee (the "trustee"). The following summary of certain provisions of the indenture, the notes and the related registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms and those terms made a part of this prospectus by the Trust Indenture Act of 1939, the notes and the registration rights agreement. Copies of these documents are available from us upon request.

The indenture does not limit the amount of debt that may be issued by us under the indenture or otherwise. We are permitted to issue additional series of debt securities under the indenture.

Capitalized terms used but not defined in the following have the respective meanings specified in the indenture. Certain of these terms are also defined below. See "Certain Definitions." Section references are to the indenture unless otherwise indicated.

In this section, "CPChem", "we", "our", "us", and "the company" means Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP, excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

### General

The exchange notes will be initially limited to $500,000,000 aggregate principal amount. The exchange notes will be senior unsecured obligations of ours and will rank pari passu with all of our senior unsecured debt and will be senior to all of our existing and future subordinated debt, if any. Interest on the exchange notes will be payable in U.S. dollars at our office or agency in the Borough of Manhattan, the City of New York, New York or, at our option, by check mailed to the address of the registered holder. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. We may create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will form a single series with the notes offered hereby, as appropriate.

The exchange notes will be issued only in registered form without coupons, in denominations of $1,000 or integral multiples thereof.

Each exchange note will bear interest from June 21, 2002, at $5\frac{3}{8}\%$ per annum, payable semiannually on June 15 and December 15 of each year, commencing December 15, 2002, to the person in whose name the exchange note is registered, subject to certain exceptions as provided in the indenture, at the close of business on June 1 and December 1, as the case may be, immediately preceding such June 15 or December 15. The exchange notes will mature on June 15, 2007, and are not subject to any sinking fund provision.

If we have not filed an exchange offer registration statement covering the outstanding notes, caused that registration statement to become effective and consummated a registered exchange offer for the outstanding notes or caused a shelf registration statement with respect to resales of the outstanding notes to be declared effective within certain time periods, then additional interest on the notes will be payable under certain circumstances.

### Optional Redemption

The exchange notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

• 100% of the principal amount of the exchange notes then outstanding, and

- the sum of the present values of the remaining scheduled payments of principal and interest on the exchange notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate, plus 20 basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"treasury rate" means, with respect to any redemption date:

- the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or

- if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the redemption date.

"comparable treasury issue" means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term ("remaining life") of the exchange notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such exchange notes.

"comparable treasury price" means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

"independent investment banker" means either Barclays Capital Inc. or Morgan Stanley & Co. Incorporated, or, if both firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by the trustee after consultation with CPChem.

"reference treasury dealer" means (1) Barclays Capital Inc. and Morgan Stanley & Co. Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "primary treasury dealer"), we will substitute therefor another primary treasury dealer and (2) any other primary treasury dealer selected by the independent investment banker after consultation with CPChem.

"reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each holder of exchange notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the exchange notes or portions thereof called for redemption. If fewer than all of the exchange notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular exchange notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

**Certain Covenants**

We are subject to certain covenants under the indenture with respect to the exchange notes offered by this prospectus.

*Limitation on liens.* The company will not itself and will not permit any restricted subsidiary to, incur, issue, assume, or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed, secured by a mortgage on any restricted property, or on any shares of stock, ownership interests in, or indebtedness of a restricted subsidiary, without effectively providing concurrently with the incurrence, issuance, assumption or guarantee of such secured indebtedness that the securities (together with, if the company shall so determine, any other indebtedness of the company or such restricted subsidiary then existing or thereafter created ranking on a parity with the securities) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured, unless, after giving effect thereto, the aggregate amount of all such secured indebtedness (excluding any indebtedness secured by mortgages of the types referred to in clauses (a) through (d) below) plus all attributable debt of the company and its restricted subsidiaries in respect of sale and leaseback transactions (as defined below) involving restricted property, but excluding any attributable debt in respect of any such sale and leaseback transactions, the proceeds of which have been applied to the retirement of funded debt pursuant to "Limitation on Sale/Leaseback Transactions" below, would not exceed 10% of consolidated net assets as shown on the latest audited consolidated financial statements of the company; provided, however, that this provision shall not apply to:

(a) mortgages on property of, or on any shares of stock, ownership interests in or indebtedness of, any person existing at the time such person becomes a subsidiary;

(b) mortgages on property existing at the time of acquisition thereof (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price or cost of construction, development, expansion or improvement thereof or to secure any indebtedness incurred prior to, at the time of, or within 12 months after, the acquisition or completion of construction, development, expansion or improvement of such property for the purpose of financing all or any part of the purchase price or cost of construction, development, expansion or improvement thereof;

(c) mortgages in favor of the company or any restricted subsidiary; and

(d) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any mortgage referred to in the foregoing clauses, inclusive; provided, that such extension, renewal or replacement mortgage shall be limited to all or a part of the same property that secured the mortgage extended, renewed or replaced, plus improvements on such property.

The following types of transactions, among others, shall not be deemed to create indebtedness secured by a mortgage within the meaning of the foregoing paragraph:

- the mortgage of any property of the company or any subsidiary in favor of the United States of America, or any state, or any entity, department, agency, instrumentality or political subdivision of either, to secure partial, progress, advance or other payments to the company or any subsidiary pursuant to the provisions of any contract or statute, or the mortgage of any property to secure indebtedness of the pollution control or industrial revenue bond type.

*Limitation on Sale/Leaseback Transactions.*   The company will not itself, and will not permit any restricted subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor (not including the company or any restricted subsidiary), or to which any such lender or investor is a party, providing for the leasing by the company or such restricted subsidiary for a period, including renewals, in excess of 3 years of any restricted property which has been owned and operated by the company or such restricted subsidiary for more than 12 months and which has been or is to be sold or transferred by the company or such restricted subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such restricted property (herein referred to as a "sale and leaseback transaction") unless either:

(a)  the company or such restricted subsidiary could create indebtedness secured by a mortgage pursuant to "Limitations on Liens" described above on the restricted property to be leased, in an amount equal to the attributable debt with respect to such sale and leaseback transaction, without equally and ratably securing the securities of each series;

(b)  since the date hereof and within a period commencing 12 months prior to the consummation of the sale and leaseback transaction and ending 12 months after the consummation of such sale and leaseback transaction, the company or any restricted subsidiary, as the case may be, has expended or will expend for any restricted property an amount equal to (i) the greater of (x) the net proceeds of such sale and leaseback transaction and (y) the fair market value of the restricted property so leased at the time of entering into such transaction, as determined by the Board of Directors (the greater of the sums specified in clauses (x) and (y) being referred to herein as the "net proceeds" of such transaction), and the company elects to designate such amount as satisfying any obligation it would otherwise have under clause (c) below or (ii) a part of the net proceeds of such transaction and the company elects to designate such amount as satisfying part of the obligation it would otherwise have under clause (c) below and applies an amount equal to the remainder of such net proceeds as provided in clause (c) below; or

(c)  the company within 12 months of the consummation of any such sale and leaseback transaction, applies an amount equal to the net proceeds of such transaction (less any amount elected under clause (b) above) to the retirement of funded debt of the company ranking on a parity with the securities. No retirement referred to in this clause may be effected by payment at maturity or pursuant to any mandatory sinking fund or prepayment provision.

## Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person or transfer or lease our assets substantially as an entirety to any person unless any successor or purchaser is a person organized under the laws of the U.S., any state or the District of Columbia, and that successor or purchaser expressly assumes our obligations under the notes by an indenture supplemental to the indenture; immediately after which, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing. The trustee may receive an officers' certificate and an opinion of counsel as conclusive evidence of compliance with these provisions.

## Events of Default

The indenture defines an event of default with respect to the exchange notes as any one of the following events:

- default in the payment of any interest on the exchange notes when it becomes due and payable, and continuance of that default for a period of 30 days;

- default in the payment of all or part of the principal of, or premium, if any, on the exchange notes when it becomes due and payable either at its maturity, upon redemption, by declaration as authorized in the indenture or otherwise;

- default in the performance, or breach, of any covenant or agreement of the company in the indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere under "Events of Default" specifically dealt with and other than those set forth exclusively for the benefit of any particular series of securities established as contemplated in the indenture), and continuance of such default or breach for a period of 90 days after there has been given to the company by the trustee or to the company and the trustee by the holders of at least 25% in principal amount of the notes a written notice in the manner provided for in the indenture specifying the failure as provided in the indenture; and

- certain events in bankruptcy, insolvency or reorganization of CPChem.

If an event of default with respect to the exchange notes occurs and is continuing, either the trustee or the holders of at least 25% of the aggregate principal amount of the outstanding notes may declare the principal amount of all the exchange notes to be due and payable immediately. At any time after a declaration of acceleration with respect to the exchange notes has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority of the aggregate principal amount of outstanding notes may, under certain circumstances, waive all defaults with respect to the exchange notes, rescind and annul the acceleration.

In case the trustee shall have proceeded to enforce any right under the indenture and such proceedings shall have been discontinued or abandoned because of the rescission or annulment mentioned above or for any other reason or shall have been determined adversely to the trustee, then and in every such case the company, the trustee and the holders of the exchange notes shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the company, the trustee and the holders of the exchange notes shall continue as though no such proceeding had been taken.

## Modification and Waiver

Without the consent of any holder of securities under the indenture, we and the trustee may enter into a supplemental indenture to amend the indenture or the securities issued under the indenture for any of the following purposes:

- to cure any ambiguity or to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision or make any other provision in regard to matters or questions under the indenture; provided the change does not adversely affect the rights of any holder of outstanding securities;

- to permit a successor to assume our obligations under the indenture as permitted by the indenture;

- to provide for the issuance of securities in coupon form;

- to secure the securities;

- to provide for the issuance and establish the terms and conditions of securities of any series;

- to add to our covenants further covenants, restrictions or conditions for the protection of the holders of all or any particular series of securities; or

- to appoint a successor trustee for one or more series of securities.

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding securities of all series issued under the indenture and affected by the modification or amendments (voting as a single class). However, no modification or amendment may be made, without the consent of the holders of all securities affected by that modification or amendment, if the modification or amendment would

- change the stated maturity of the principal of, or any installment of principal of or rate of interest on, any security;

- reduce the principal amount of, or the premium, if any, or interest on any security;

- change the currency of payment of principal of, premium, if any, or interest on any security;

- impair the right to institute suit for the enforcement of any payment on any security on or after the stated maturity of that security (or in the case of redemption, on or after the redemption date); or

- reduce the percentage of the principal amount of outstanding securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of a majority of the aggregate principal amount of the securities of a series may, on behalf of all holders of the securities of that series, waive any past default under the indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest or in the performance of certain covenants with respect to that series.

**Defeasance and Covenant Defeasance**

The indenture provides that we may elect either

- to defease and be discharged from any and all obligations in respect of a series of securities then outstanding (except for certain obligations to register the transfer of or exchange of that series of securities, replace stolen, lost or mutilated securities, maintain paying agencies and hold monies for payment in trust) ("defeasance"); or

- to be released from its obligations with respect to that series of securities under the covenants described above under "—Certain Covenants" and "—Consolidation, Merger and Sale of Assets" ("covenant defeasance"), and the occurrence of an event described in the third bullet point under "Events of Default" above (insofar as with respect to covenant subject to covenant defeasance) will no longer be an event of default, if, in either case, we deposit, in trust, with the trustee money or U.S. government obligations, which through the payment of interest on those obligations and principal on those obligations in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of, premium, if any, and interest on that series of securities on the dates payments are due (which may include one or more redemption dates designated by us) and any mandatory sinking fund or analogous payments on those obligations in accordance with the terms of that series of securities. This trust may only be established if, among other things, (A) no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the indenture has occurred and is continuing on the date of the deposit, (B) the deposit will not cause the trustee to have any conflicting interest with respect to other securities of ours and (C) we have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes (and, in the case of legal defeasance only, this opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) as a result of the deposit or defeasance and will be subject to federal income tax in the same manner as if that defeasance had not occurred.

We may exercise our defeasance option with respect to a series of securities notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option for a series of securities, payment of that series of securities may not be accelerated because of a subsequent event of default. If we exercise our covenant defeasance option for a series of securities, payment of that series of securities may not be accelerated by reference to a subsequent breach of any of the covenants noted in the preceding paragraph. In the event we omit to comply with our remaining obligations with respect to such series of securities under the indenture after exercising our covenant defeasance option and such series of securities is declared due and payable because of the subsequent occurrence of any event of default, the amount of money and U.S. government obligations on deposit with the trustee may be insufficient to pay amounts due on the securities of that series at the time of the acceleration resulting from that event of default. However, we will remain liable for those payments.

## Certain Definitions

Certain terms are defined in the indenture and are used in this section as follows:

"attributable debt" means, as to any particular lease under which any person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent (discounted from the respective due dates thereof at the rate per annum set forth or implicit in the terms of such lease compounded semiannually) required to be paid by such person under such lease during the remaining term thereof. The net amount of rent required to be paid under any such lease for any such period shall be the total amount of the rent payable by the lessee with respect to such period, but may exclude amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

"consolidated net assets" means the total amount of assets appearing on the most recently prepared consolidated balance sheet of the company and its consolidated subsidiaries at the end of a fiscal quarter of the company, prepared in accordance with generally accepted accounting principles in the United States, after deducting therefrom (a) all current liabilities (excluding notes and loans payable, the current portion of long-term debt and capitalized lease obligations, any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) total prepaid expenses and deferred charges.

"funded debt" means all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower.

"holder" means any person in whose name a note is registered in the security register for those securities maintained in accordance with the terms of the indenture.

"mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

"person" means any individual, corporation, partnership, association, joint venture, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"restricted property" means any refining or manufacturing plant located in the United States, except (1) related facilities employed in transportation or marketing or (2) any refining or manufacturing plant, or any portion thereof, which, in the opinion of the Board of Directors, is not a principal plant in relation to the activities of the company and its restricted subsidiaries as a whole.

"restricted subsidiary" means any subsidiary which owns a restricted property if substantially all of the tangible property in which such subsidiary has an interest is located in the United States.

"securities" means any securities authenticated and delivered under the indenture, including the exchange notes.

"subsidiary" means (i) a corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by the company or by one or more other subsidiaries, or by the company and one or more other subsidiaries or (ii) any other person (other than a corporation) of which the company and/or one or more subsidiaries has at least a majority ownership and power to direct the policies, management and affairs. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

## Concerning the Trustee

The Bank of New York is trustee under the indenture. The trustee performs services for us in the ordinary course of business.

## Global Notes; Book-Entry System

### *The Global Note*

The certificates representing the exchange notes will be issued in fully registered form, without coupons. Except as described below, the exchange notes will be deposited with, or on behalf of, the Depository Trust Company, New York, New York, and registered in the name of DTC's nominee, in the form of a global note.

Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in another global note will, upon transfer, cease to be an interest in such global note and become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other global note for as long as it remains such an interest.

### *Certain Book-Entry Procedures for the Global Notes*

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither the initial purchasers nor we take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us that it is:

- a limited-purpose trust company organized under the laws of the State of New York;
- a "banking organization" within the meaning of the New York Banking Law;

- a member of the Federal Reserve System;

- a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended; and

- a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants (collectively, the "participants") and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC (i) upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the initial purchasers with an interest in the global note and (ii) ownership of beneficial interests in the exchange notes will be shown on, and the transfer of ownership interests thereof will be shown on, and effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer beneficial interests in the exchange notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having a beneficial interest in the exchange notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner or holder of the exchange notes represented by the global note for all purposes of such notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the exchange notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes (except in connection with a transfer to an institutional accredited investor), and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of and premium, if any, additional interest, if any, and interest on, any exchange notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, additional interest, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interest in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

### *Certificated Notes*

If (i) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of exchange notes of any series in definitive form under the indenture or (iii) upon the occurrence of certain other events as provided in the indenture, then, upon

surrender by DTC of such global note, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by such global note. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any participant or Indirect Participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

### Same-Day Settlement and Payment

Settlement for the exchange notes will be made by the initial purchasers in immediately available funds. So long as DTC continues to make its settlement system available to us, all payments of principal of and interest on the exchange notes will be made by us in immediately available funds.

## CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged for the exchange note and the adjusted tax basis of the exchange note will be the same as the adjusted tax basis of the outstanding note exchanged for the exchange note immediately before the exchange.

**In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.**

## PLAN OF DISTRIBUTION

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by participating broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes, or through a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale or exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

We will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

## VALIDITY OF NOTES

Certain legal matters regarding the validity of the exchange notes being offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett, New York, New York.

## EXPERTS

The consolidated financial statements of Chevron Phillips Chemical Company LLC appearing in the Registration Statement on Form S-4 and related Prospectus of Chevron Phillips Chemical Company LLC for the registration of $500,000,000, 5 3/8% Notes due 2007 and the consolidated financial statements of Chevron Phillips Chemical Company LLC appearing in Chevron Phillips Chemical Company LLC's Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference, respectively. Such consolidated financial statements are included in the Form S-4 and incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined financial statements for Phillips Petroleum Company's Chemicals Business for the six months ended June 30, 2000, and the year ended December 31, 1999, included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements for Chevron Chemical Company C Chem Business for the six months ended June 30, 2000, and the year ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

# INDEX TO FINANCIAL STATEMENTS

**Chevron Phillips Chemical Company LLC**

As of March 31, 2002 and December 31, 2001
and for the three months ended March 31, 2002 and 2001

Condensed Consolidated Statement of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-2
Condensed Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-3
Condensed Consolidated Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-4
Notes to Condensed Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-5

As of December 31, 2001 and 2000, and for the year ended December 31, 2001
and the period ended July 1, 2000 (inception) through December 31, 2000

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-15
Consolidated Statement of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-16
Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-17
Consolidated Statement of Members' Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-18
Consolidated Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-19
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-20
Selected Quarterly Financial Data (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-42

The following financial information of Phillips Petroleum Company's Chemicals Business and Chevron Chemical Company C Chem Business (the businesses contributed to form Chevron Phillips Chemical Company LLC) is presented for informational purposes only. The results of these contributed businesses presented, when combined, are not intended to and do not represent pro forma results of Chevron Phillips Chemical Company LLC, nor do the results necessarily reflect results that would have been achieved had the contributed businesses been combined for the periods presented.

**Phillips Petroleum Company's Chemicals Business**

For the six months ended June 30, 2000 and the year ended December 31, 1999

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-43
Combined Statement of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-44
Combined Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-45
Combined Statement of Parent Company Investment and Accumulated Comprehensive Income .   F-46
Notes to Combined Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-47

**Chevron Chemical Company C Chem Business**

For the six months ended June 30, 2000 and the year ended December 31, 1999

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-57
Combined Statement of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-58
Combined Statement of Changes in Owner's Net Investment . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-59
Combined Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-60
Notes to Combined Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-61

# Chevron Phillips Chemical Company LLC
## Condensed Consolidated Statement of Operations
### (Unaudited)

| *Millions* | Three months ended March 31, | |
| --- | --- | --- |
| | **2002** | **2001** |
| Revenue | | |
| Net sales.............................................. | $1,147 | $1,825 |
| Equity in loss of affiliates, net .................................. | (1) | (3) |
| Other income ...................................... | 14 | 32 |
| Total revenue ......................................... | 1,160 | 1,854 |
| Costs and Expenses | | |
| Cost of goods sold...................................... | 1,063 | 1,800 |
| Selling, general and administrative .................................. | 91 | 128 |
| Research and development .................................... | 11 | 13 |
| Total costs and expenses ..................................... | 1,165 | 1,941 |
| Loss Before Interest and Taxes .................................... | (5) | (87) |
| Interest income ........................................... | 2 | 3 |
| Interest expense ......................................... | (18) | (33) |
| Loss Before Taxes...................................... | (21) | (117) |
| Income taxes.......................................... | (1) | (1) |
| Net Loss ............................................ | $ (22) | $ (118) |

See Notes to Condensed Consolidated Financial Statements.

## Chevron Phillips Chemical Company LLC
## Condensed Consolidated Balance Sheet
### (Unaudited)

| Millions | March 31, 2002 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $    80 | $    111 |
| Accounts receivable, net | 786 | 782 |
| Inventories | 606 | 638 |
| Other current assets | 19 | 20 |
| Total current assets | 1,491 | 1,551 |
| Property, plant and equipment, net | 3,950 | 3,968 |
| Investment in and advances to affiliates | 349 | 259 |
| Other assets and deferred charges | 59 | 82 |
| Total Assets | $5,849 | $5,860 |
| **LIABILITIES AND MEMBERS' CAPITAL** | | |
| Current liabilities | | |
| Accounts payable | $    436 | $    449 |
| Accrued income and other taxes | 28 | 57 |
| Secured borrowings | 181 | 199 |
| Other current liabilities | 83 | 115 |
| Total current liabilities | 728 | 820 |
| Long-term debt | 1,605 | 1,507 |
| Other liabilities and deferred credits | 96 | 99 |
| Total liabilities | 2,429 | 2,426 |
| Members' capital | 3,438 | 3,450 |
| Accumulated other comprehensive loss | (18) | (16) |
| Total Liabilities and Members' Capital | $5,849 | $5,860 |

See Notes to Condensed Consolidated Financial Statements.

## Chevron Phillips Chemical Company LLC
## Condensed Consolidated Statement of Cash Flows
## (Unaudited)

| Millions | Three months ended March 31, | |
| --- | --- | --- |
| | 2002 | 2001 |
| **Cash Flows From Operating Activities** | | |
| Net loss | $ (22) | $(118) |
| Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities | | |
| Depreciation, amortization and retirements | 67 | 76 |
| Undistributed equity in loss of affiliates, net | 5 | 3 |
| Changes in operating working capital | (53) | (63) |
| Other operating cash flow activity | 17 | (5) |
| Net cash flows provided by (used in) operating activities | 14 | (107) |
| **Cash Flows From Investing Activities** | | |
| Capital and investment expenditures | (65) | (63) |
| Advances to Qatar Chemical Company Ltd. (Q-Chem) | (79) | – |
| Decrease in other investments | – | 12 |
| Net cash flows used in investing activities | (144) | (51) |
| **Cash Flows From Financing Activities** | | |
| Increase (decrease) in commercial paper, net | 101 | (282) |
| Decrease in secured borrowings, net | (19) | – |
| Proceeds from the issuance of other long-term debt | – | 510 |
| Decrease in note payable to member, net | – | (50) |
| Contributions from members | 10 | – |
| Post-closing adjustments from (to) members | 7 | (13) |
| Net cash flows provided by financing activities | 99 | 165 |
| Net Increase (Decrease) in Cash and Cash Equivalents | (31) | 7 |
| Cash and Cash Equivalents at Beginning of Period | 111 | 156 |
| Cash and Cash Equivalents at End of Period | $ 80 | $ 163 |

See Notes to Condensed Consolidated Financial Statements.

**Chevron Phillips Chemical Company LLC**
**Notes to Condensed Consolidated Financial Statements**
**(Unaudited)**

### Note 1. General Information

The company, through its subsidiaries, manufactures and markets a wide range of petrochemicals and plastics on a worldwide basis, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. Chevron Phillips Chemical Company LLC is owned 50% each by ChevronTexaco Corporation (ChevronTexaco) and Phillips Petroleum Company (Phillips).

The unaudited condensed consolidated financial statements included herein include the accounts of Chevron Phillips Chemical Company LLC and its wholly-owned subsidiaries (collectively, "CPChem"), and should be read in conjunction with the consolidated financial statements included in CPChem's Annual Report on Form 10-K for the year ended December 31, 2001. The financial statements and accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC). Some information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The financial statements include all normal recurring adjustments that CPChem considers necessary for a fair presentation. Certain amounts for prior periods have been reclassified in order to conform to the current reporting presentation.

### Note 2. New Accounting Pronouncements

CPChem adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. Implementation of this standard did not have a material effect on consolidated results of operations, financial position or liquidity.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and reporting requirements for legal obligations associated with the retirement of long-lived assets. This standard requires that a liability for an asset retirement obligation, measured at fair value, be recognized in the period in which it is incurred if a reasonable estimate of fair value is determinable. That initial fair value is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated. The liability is adjusted each year for accretion, with a charge to the statement of operations. SFAS No. 143 will become effective for CPChem beginning January 1, 2003. CPChem is currently reviewing the new standard to determine what impact, if any, implementation of this standard will have on consolidated results of operations and financial position.

### Note 3. Comprehensive Loss

| | Three months ended March 31, | |
| --- | --- | --- |
| *Millions* | **2002** | **2001** |
| Net loss | $(22) | $(118) |
| Foreign currency translation adjustments | (2) | (8) |
| Comprehensive loss | $(24) | $(126) |

**Note 4. Investments**

CPChem advanced Qatar Chemical Company Ltd. (Q-Chem), a 49% owned equity investment, $79 million in the first quarter of 2002 under a subordinated loan agreement. Funds received under the agreement are used by Q-Chem towards the cost of construction and start-up of the Qatar complex. Advances bear interest and upon completion of the complex, are to be repaid from cash available after the payment of debt obligations on Q-Chem's $750 million senior bank debt, subject to certain financial tests. The loan is subordinate to Q-Chem's senior bank debt.

Aggregate summarized financial information for Phillips Sumika Polypropylene Company, a significant equity investment from time to time as defined by the SEC, follows:

| | Three months ended March 31, | |
| --- | --- | --- |
| *Millions* | **2002** | **2001** |
| Revenues | $42 | $ 50 |
| Loss before income taxes | (7) | (12) |
| Net loss | (7) | (12) |

Aggregate summarized financial information for all other equity investments follows:

| | Three months ended March 31, | |
| --- | --- | --- |
| *Millions* | **2002** | **2001** |
| Revenues | $148 | $161 |
| Income (loss) before income taxes | 4 | (4) |
| Net income (loss) | 2 | (5) |

**Note 5. Debt**

Long-term debt, net of applicable debt discounts, as shown on the condensed consolidated balance sheet follows:

| *Millions* | **March 31, 2002** | **December 31, 2001** |
| --- | --- | --- |
| Commercial paper | $1,098 | $1,002 |
| 7% notes due 2011 | 500 | 500 |
| Other | 11 | 11 |
| Subtotal | 1,609 | 1,513 |
| Unamortized debt discount | (4) | (6) |
| Total | $1,605 | $1,507 |

In addition to the debt information presented above, at March 31, 2002, CPChem had outstanding $181 million of borrowings, classified as short-term, under a trade receivables securitization agreement, secured by $304 million of trade receivables. At December 31, 2001, $199 million of borrowings were outstanding under the agreement, secured by $269 million of receivables. The agreement expires May 21, 2002. CPChem has requested and expects to receive an extension of the expiration date of the agreement to May 2003.

### Note 6. Termination Benefits

Accrued termination benefits payable totaled $6 million at December 31, 2001. Approximately $5 million of these benefits were paid in the first quarter of 2002. Remaining accrued termination benefits payable totaled $1 million at March 31, 2002.

### Note 7. Contingencies

In the case of all known contingencies, CPChem records an undiscounted liability when the loss is probable and the amount is reasonably estimable. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable insurance or other third-party recoveries. Based on currently available information, CPChem believes it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on consolidated results of operations, financial position or liquidity.

As facts concerning contingencies become known, CPChem reassesses its position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and contingent liabilities for environmental remediation. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of remedial actions that may be required and the determination of CPChem's liability in proportion to other responsible parties. Estimated future costs related to legal matters are subject to change as events occur and as additional information becomes available during the administrative and litigation process.

CPChem is a party to a number of legal proceedings pending in various courts or agencies for which, in some instances, no provision has been made. While the final outcome of these proceedings cannot be predicted with certainty, CPChem believes that none of these proceedings, when resolved, will have a material adverse effect on consolidated results of operations, financial position or liquidity.

**Note 8. Segment Information**

Effective January 1, 2002, CPChem restructured the composition of its operating segments into the following:

*Olefins & Polyolefins*—This segment gathers, buys, sells and fractionates natural gas liquids, and manufactures and markets olefins products such as ethylene and propylene. This segment also manufactures and markets normal alpha olefins and polyolefin products such as polyethylene, polypropylene and polyethylene pipe.

*Aromatics & Styrenics*—This segment manufactures and markets aromatics products such as benzene, styrene, paraxylene and cyclohexane. This segment also manufactures and markets polystyrene and styrene-butadiene copolymers (SBC) sold under the trademark K-Resin®.

*Specialty Products*—This segment manufactures and markets a variety of specialty products, including organosulfur chemicals and high-performance polyphenylene sulfide polymers and compounds sold under the trademark Ryton™.

Financial information by segment follows. Prior year information has been restated to conform to the current segment reporting presentation.

| Millions | Olefins & Polyolefins | Aromatics & Styrenics | Specialty Products | Corporate, Other & Eliminations | Total |
|---|---|---|---|---|---|
| *Three months ended March 31, 2002* | | | | | |
| Net sales—external ................. | $ 681 | $ 381 | $ 85 | $ – | $1,147 |
| Net sales—inter-segment .............. | 55 | 22 | – | (77) | – |
| Income (loss) before interest & taxes ..... | – | (12) | 10 | (3) | (5) |
| *Three months ended March 31, 2001* | | | | | |
| Net sales—external ................. | 1,204 | 521 | 100 | – | 1,825 |
| Net sales—inter-segment .............. | 61 | 46 | – | (107) | – |
| Income (loss) before interest & taxes ..... | (55) | (37) | 8 | (3) | (87) |
| | | | | | |
| Total assets—*March 31, 2002* ........... | 3,475 | 1,704 | 462 | 208 | 5,849 |
| Total assets—*December 31, 2001* ......... | 3,465 | 1,679 | 467 | 249 | 5,860 |

**Note 9. Condensed Consolidating Financial Statements**

Condensed consolidating financial statements follow. This information is presented in accordance with SEC rules and regulations as they relate to the outstanding debt jointly and severally issued by Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP.

The LLC is the non-operating parent holding company. The LP is the primary U.S. operating company. "Other Entities" is principally comprised of foreign operations and the holding companies that have direct ownership of the LP. These consolidating financial statements were prepared using the equity method of accounting for investments.

## Note 9. Condensed Consolidating Financial Statements (Continued)

### Chevron Phillips Chemical Company LLC
### Condensed Consolidating Statement of Operations
### For the three months ended March 31, 2002
### (Unaudited)

| *Millions* | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Net sales | $ – | $1,022 | $183 | $(58) | $1,147 |
| Equity in loss of affiliates, net | (5) | (15) | (14) | 33 | (1) |
| Other income | – | 30 | 23 | (39) | 14 |
| Total revenue | (5) | 1,037 | 192 | (64) | 1,160 |
| **Costs and Expenses** | | | | | |
| Cost of goods sold | – | 946 | 174 | (57) | 1,063 |
| Selling, general and administrative | – | 98 | 33 | (40) | 91 |
| Research and development | – | 11 | – | – | 11 |
| Total costs and expenses | – | 1,055 | 207 | (97) | 1,165 |
| Loss Before Interest and Taxes | (5) | (18) | (15) | 33 | (5) |
| Interest income | – | 1 | 1 | – | 2 |
| Interest expense | (17) | – | (1) | – | (18) |
| Loss Before Taxes | (22) | (17) | (15) | 33 | (21) |
| Income taxes | – | – | (1) | – | (1) |
| Net Loss | $(22) | $ (17) | $(16) | $ 33 | $ (22) |

## Note 9. Condensed Consolidating Financial Statements (Continued)

**Chevron Phillips Chemical Company LLC**
**Condensed Consolidating Statement of Operations**
**For the three months ended March 31, 2001**
**(Unaudited)**

| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Net sales | $ – | $1,848 | $ 421 | $(444) | $1,825 |
| Equity in loss of affiliates, net | (86) | (7) | (110) | 200 | (3) |
| Other income | – | 27 | 15 | (10) | 32 |
| Total revenue | (86) | 1,868 | 326 | (254) | 1,854 |
| Costs and Expenses | | | | | |
| Cost of goods sold | – | 1,851 | 393 | (444) | 1,800 |
| Selling, general and administrative | – | 119 | 19 | (10) | 128 |
| Research and development | – | 13 | – | – | 13 |
| Total costs and expenses | – | 1,983 | 412 | (454) | 1,941 |
| Loss Before Interest and Taxes | (86) | (115) | (86) | 200 | (87) |
| Interest income | – | 1 | 2 | – | 3 |
| Interest expense | (32) | – | (1) | – | (33) |
| Loss Before Taxes | (118) | (114) | (85) | 200 | (117) |
| Income taxes | – | – | (1) | – | (1) |
| Net Loss | $(118) | $ (114) | $ (86) | $ 200 | $ (118) |

**Note 9. Condensed Consolidating Financial Statements (Continued)**


**Chevron Phillips Chemical Company LLC**
**Condensed Consolidating Balance Sheet**
**March 31, 2002**
**(Unaudited)**


| _Millions_ | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Current assets | | | | | |
| Cash and cash equivalents .................... | $ – | $ 52 | $ 28 | $ – | $ 80 |
| Accounts receivable, net ..................... | 33 | 949 | 524 | (720) | 786 |
| Inventories ................................ | – | 507 | 99 | – | 606 |
| Other current assets ......................... | – | 11 | 8 | – | 19 |
| Total current assets ....................... | 33 | 1,519 | 659 | (720) | 1,491 |
| Property, plant and equipment, net .............. | – | 3,665 | 285 | – | 3,950 |
| Investment in and advances to affiliates ........... | 5,474 | 82 | 4,980 | (10,187) | 349 |
| Other assets and deferred charges ............... | 5 | 42 | 12 | – | 59 |
| Total Assets ............................... | $5,512 | $5,308 | $5,936 | $(10,907) | $5,849 |
| Current liabilities | | | | | |
| Accounts payable .......................... | $ 478 | $ 446 | $ 232 | $ (720) | $ 436 |
| Secured borrowings ......................... | – | – | 181 | – | 181 |
| Other current liabilities ..................... | 2 | 93 | 16 | – | 111 |
| Total current liabilities ................... | 480 | 539 | 429 | (720) | 728 |
| Long-term debt ............................. | 1,594 | 11 | – | – | 1,605 |
| Other liabilities and deferred credits ............. | – | 84 | 12 | – | 96 |
| Total liabilities .......................... | 2,074 | 634 | 441 | (720) | 2,429 |
| Members' capital ............................ | 3,438 | 4,674 | 5,513 | (10,187) | 3,438 |
| Accumulated other comprehensive loss ............ | – | – | (18) | – | (18) |
| Total Liabilities and Members' Capital ........... | $5,512 | $5,308 | $5,936 | $(10,907) | $5,849 |

**Note 9. Condensed Consolidating Financial Statements (Continued)**


**Chevron Phillips Chemical Company LLC**
**Condensed Consolidating Balance Sheet**
**December 31, 2001**


| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Current assets | | | | | |
| Cash and cash equivalents . . . . . . . . . . . . . . . . . . . | $    – | $    71 | $    40 | $    – | $  111 |
| Accounts receivable, net . . . . . . . . . . . . . . . . . . . . . | 37 | 944 | 543 | (742) | 782 |
| Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | – | 541 | 97 | – | 638 |
| Other current assets . . . . . . . . . . . . . . . . . . . . . . . . | – | 17 | 3 | – | 20 |
| Total current assets . . . . . . . . . . . . . . . . . . . . . . | 37 | 1,573 | 683 | (742) | 1,551 |
| Property, plant and equipment, net . . . . . . . . . . . . . . | – | 3,681 | 287 | – | 3,968 |
| Investment in and advances to affiliates . . . . . . . . . . | 5,430 | 86 | 4,916 | (10,173) | 259 |
| Other assets and deferred charges . . . . . . . . . . . . . . | 5 | 60 | 17 | – | 82 |
| Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,472 | $5,400 | $5,903 | $(10,915) | $5,860 |
| Current liabilities | | | | | |
| Accounts and notes payable . . . . . . . . . . . . . . . . . . | $  516 | $  472 | $  203 | $    (742) | $  449 |
| Secured borrowings . . . . . . . . . . . . . . . . . . . . . . . . | – | – | 199 | – | 199 |
| Other current liabilities . . . . . . . . . . . . . . . . . . . . | 10 | 142 | 20 | – | 172 |
| Total current liabilities . . . . . . . . . . . . . . . . . . . . | 526 | 614 | 422 | (742) | 820 |
| Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,496 | 11 | – | – | 1,507 |
| Other liabilities and deferred credits . . . . . . . . . . . . | – | 87 | 12 | – | 99 |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,022 | 712 | 434 | (742) | 2,426 |
| Members' capital . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,450 | 4,688 | 5,485 | (10,173) | 3,450 |
| Accumulated other comprehensive loss . . . . . . . . . . . | – | – | (16) | – | (16) |
| Total Liabilities and Members' Capital . . . . . . . . . . . | $5,472 | $5,400 | $5,903 | $(10,915) | $5,860 |

**Note 9. Condensed Consolidating Financial Statements (Continued)**


**Chevron Phillips Chemical Company LLC**
**Condensed Consolidating Statement of Cash Flows**
**For the three months ended March 31, 2002**
**(Unaudited)**


| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| **Cash Flows From Operating Activities** | | | | | |
| Net loss | $(22) | $(17) | $(16) | $ 33 | $ (22) |
| Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities | | | | | |
| Depreciation, amortization and retirements | – | 63 | 4 | – | 67 |
| Undistributed equity in loss of affiliates, net | 36 | 21 | 18 | (70) | 5 |
| Changes in operating working capital | (50) | (39) | 36 | – | (53) |
| Other operating cash flow activity | (1) | 16 | 2 | – | 17 |
| Net cash flows provided by (used in) operating activities | (37) | 44 | 44 | (37) | 14 |
| **Cash Flows From Investing Activities** | | | | | |
| Capital and investment expenditures | – | (63) | (2) | – | (65) |
| Advances to Qatar Chemical Company Ltd. (Q-Chem) | – | – | (79) | – | (79) |
| Increase in other investments | (81) | – | – | 81 | – |
| Net cash flows used in investing activities | (81) | (63) | (81) | 81 | (144) |
| **Cash Flows From Financing Activities** | | | | | |
| Increase in commercial paper, net | 101 | – | – | – | 101 |
| Decrease in secured borrowings, net | – | – | (19) | – | (19) |
| Contributions from members | 10 | – | 81 | (81) | 10 |
| Distributions to members | – | – | (37) | 37 | – |
| Post-closing adjustments from members | 7 | – | – | – | 7 |
| Net cash flows provided by financing activities | 118 | – | 25 | (44) | 99 |
| Net Decrease in Cash and Cash Equivalents | – | (19) | (12) | – | (31) |
| Cash and Cash Equivalents at Beginning of Period | – | 71 | 40 | – | 111 |
| Cash and Cash Equivalents at End of Period | $ – | $ 52 | $ 28 | $ – | $ 80 |

**Note 9. Condensed Consolidating Financial Statements (Continued)**

### Chevron Phillips Chemical Company LLC
### Condensed Consolidating Statement of Cash Flows
### For the three months ended March 31, 2001
### (Unaudited)

| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Cash Flows From Operating Activities | | | | | |
| Net loss | $(118) | $(114) | $(86) | $ 200 | $(118) |
| Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities | | | | | |
| Depreciation, amortization and retirements | – | 63 | 13 | – | 76 |
| Undistributed equity in loss of affiliates, net | 131 | 7 | 110 | (245) | 3 |
| Changes in operating working capital | (119) | 122 | (66) | – | (63) |
| Other operating cash flow activity | (4) | (4) | 3 | – | (5) |
| Net cash flows provided by (used in) operating activities | (110) | 74 | (26) | (45) | (107) |
| Cash Flows From Investing Activities | | | | | |
| Capital expenditures | – | (61) | (2) | – | (63) |
| Decrease (increase) in investments | (36) | – | 12 | 36 | 12 |
| Net cash flows provided by (used in) investing activities | (36) | (61) | 10 | 36 | (51) |
| Cash Flows From Financing Activities | | | | | |
| Decrease in commercial paper, net | (282) | – | – | – | (282) |
| Proceeds from the issuance of other long-term debt | 497 | 13 | – | – | 510 |
| Decrease in notes payable to member, net | (50) | – | – | – | (50) |
| Distributions to members | – | – | (9) | 9 | – |
| Post-closing adjustments to members | (13) | – | – | – | (13) |
| Net cash flows provided by (used in) financing activities | 152 | 13 | (9) | 9 | 165 |
| Net Increase (Decrease) in Cash and Cash Equivalents | 6 | 26 | (25) | – | 7 |
| Cash and Cash Equivalents at Beginning of Period | – | 75 | 81 | – | 156 |
| Cash and Cash Equivalents at End of Period | $ 6 | $ 101 | $ 56 | $ – | $ 163 |

**Note 10. Subsequent Event**

In May 2002, CPChem's Board of Directors authorized the issuance of up to $250 million of Preferred LLC Interests. ChevronTexaco and Phillips have agreed to the material terms under which these securities will be purchased 50% each by ChevronTexaco and Phillips. Preferred distributions will be cumulative at 9% per annum and will be payable quarterly from cash earnings, to be defined in an amendment to CPChem's Amended and Restated Limited Liability Company Agreement. The securities will have no stated maturity date and will be redeemable quarterly, in increments of $25 million, when CPChem's ratio of debt to total capitalization falls below a stated level. The Preferred LLC Interests will also be redeemable at the sole option of CPChem. It is expected that the securities will be issued in the second quarter of 2002 and the proceeds thereof will be used to retire a portion of outstanding commercial paper obligations.

## Report of Independent Auditors

To the Board of Directors of Chevron Phillips Chemical Company LLC:

We have audited the accompanying consolidated balance sheets of Chevron Phillips Chemical Company LLC and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, members' capital and cash flows for the year ended December 31, 2001 and the period July 1, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chevron Phillips Chemical Company LLC and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001 and for the period July 1, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP


Houston, Texas
February 1, 2002,
except for Notes 5, 7,
and 15 as to which the
date is August 1, 2002

## Chevron Phillips Chemical Company LLC
### Consolidated Statement of Operations

| Millions | Year ended December 31, 2001 | July 1, 2000 (inception) through December 31, 2000 |
|---|---:|---:|
| Revenue | | |
| Net sales | $5,871 | $3,402 |
| Equity in net loss of affiliates | (65) | (3) |
| Other income | 204 | 64 |
| Total revenue | 6,010 | 3,463 |
| Costs and Expenses | | |
| Cost of goods sold | 5,733 | 3,171 |
| Selling, general and administrative | 509 | 290 |
| Asset impairments | 44 | 137 |
| Research and development | 60 | 23 |
| Total costs and expenses | 6,346 | 3,621 |
| Loss Before Interest and Taxes | (336) | (158) |
| Interest income | 9 | 10 |
| Interest expense | (104) | (65) |
| Loss Before Taxes | (431) | (213) |
| Income taxes | (49) | (28) |
| Net Loss | $ (480) | $ (241) |

See Notes to Consolidated Financial Statements.

## Chevron Phillips Chemical Company LLC
## Consolidated Balance Sheet

| | December 31, | |
|---|---|---|
| Millions | 2001 | 2000 |

### ASSETS

**Current assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ 111 | $ 156 |
| Accounts receivable, net—trade | 674 | 874 |
| Accounts receivable, net—affiliates | 108 | 137 |
| Inventories | 638 | 878 |
| Other current assets | 20 | 20 |
| Total current assets | 1,551 | 2,065 |
| Property, plant and equipment | 7,550 | 7,636 |
| Less: accumulated depreciation | 3,582 | 3,507 |
| Net property, plant and equipment | 3,968 | 4,129 |
| Investment in affiliates | 259 | 336 |
| Other assets and deferred charges | 82 | 143 |
| Total Assets | $5,860 | $6,673 |

### LIABILITIES AND MEMBERS' CAPITAL

**Current liabilities**

| | | |
|---|---|---|
| Accounts payable—trade | $ 335 | $ 649 |
| Accounts and note payable—affiliates | 114 | 196 |
| Accrued income and other taxes | 57 | 43 |
| Accrued salaries, wages and benefits | 89 | 17 |
| Secured borrowings | 199 | – |
| Other current liabilities | 26 | 5 |
| Total current liabilities | 820 | 910 |
| Long-term debt | 1,507 | 1,784 |
| Advance payable to member | – | 35 |
| Other liabilities and deferred credits | 99 | 101 |
| Total liabilities | 2,426 | 2,830 |
| Members' capital | 3,450 | 3,849 |
| Accumulated other comprehensive loss | (16) | (6) |
| Total Liabilities and Members' Capital | $5,860 | $6,673 |

See Notes to Consolidated Financial Statements.

**Chevron Phillips Chemical Company LLC**
**Consolidated Statement of Members' Capital**

| Millions | Members' Capital | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|
| Contributions from Members on July 1, 2000, net of Adjustments .. | $ 5,747 | $ – | $ 5,747 |
| Net loss ........................................ | (241) | – | (241) |
| Foreign currency translation adjustments ................. | – | (6) | (6) |
| Total comprehensive loss ............................. | – | – | (247) |
| Distributions to members............................... | (1,692) | – | (1,692) |
| Member contributions ................................ | 35 | – | 35 |
| Balance on December 31, 2000 .......................... | 3,849 | (6) | 3,843 |
| Net loss ........................................ | (480) | – | (480) |
| Foreign currency translation adjustments ................. | – | (10) | (10) |
| Total comprehensive loss ............................. | – | – | (490) |
| Distributions to members............................... | (20) | – | (20) |
| Member contributions ................................ | 101 | – | 101 |
| Balance on December 31, 2001 .......................... | $ 3,450 | $(16) | $ 3,434 |

See Notes to Consolidated Financial Statements.

# Chevron Phillips Chemical Company LLC
## Consolidated Statement of Cash Flows

| Millions | Year Ended December 31, 2001 | July 1, 2000 (inception) through December 31, 2000 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net loss | $(480) | $ (241) |
| Adjustments to reconcile net loss to net cash flows provided by operating activities | | |
| Depreciation, amortization and retirements | 381 | 151 |
| Asset impairments | 44 | 137 |
| Deferred income taxes | 44 | 27 |
| Undistributed equity in losses of affiliates, net | 67 | 3 |
| Changes in operating working capital | | |
| Decrease (increase) in accounts receivable | 238 | (65) |
| Decrease (increase) in inventories | 234 | (153) |
| Decrease (increase) in other current assets | (3) | 3 |
| Increase (decrease) in accounts payable | (333) | 256 |
| Increase (decrease) in accrued income and other taxes | 13 | (8) |
| Increase (decrease) in other current liabilities | 87 | (13) |
| Total changes in operating working capital | 236 | 20 |
| Other operating cash flow activity | 79 | 1 |
| Net cash flows provided by operating activities | 371 | 98 |
| **Cash Flows From Investing Activities** | | |
| Capital and investment expenditures | (291) | (112) |
| Decrease in investments | 27 | – |
| Net cash flows used in investing activities | (264) | (112) |
| **Cash Flows From Financing Activities** | | |
| Increase (decrease) in commercial paper, net | (783) | 1,784 |
| Proceeds from the issuance of other long-term debt | 509 | – |
| Increase in secured borrowings, net | 199 | – |
| Increase (decrease) in note payable to member, net | (50) | 50 |
| Advance from member | – | 70 |
| Contributions from members | 6 | – |
| Distributions to members | (20) | (1,692) |
| Post-closing adjustments to members | (13) | (117) |
| Net cash flows provided by (used in) financing activities | (152) | 95 |
| Net Increase (Decrease) in Cash and Cash Equivalents | (45) | 81 |
| Cash and Cash Equivalents at Beginning of Period | 156 | 75 |
| Cash and Cash Equivalents at End of Period | $ 111 | $ 156 |
| **Supplemental Disclosures of Cash Flow Information** | | |
| Cash paid for interest | $ 88 | $ 16 |
| Cash paid for income taxes | $ 4 | $ 4 |

See Notes to Consolidated Financial Statements.

# Chevron Phillips Chemical Company LLC
## Notes to Consolidated Financial Statements

| Index | Page |
|---|---|
| 1. Formation and Nature of Operations | F-20 |
| 2. Summary of Significant Accounting Policies | F-20 |
| 3. Transactions with Affiliates | F-23 |
| 4. Business Interruption Insurance Settlement | F-24 |
| 5. Inventories | F-24 |
| 6. Investments | F-25 |
| 7. Property, Plant and Equipment | F-26 |
| 8. Environmental Liabilities | F-27 |
| 9. Debt | F-27 |
| 10. Contingencies | F-29 |
| 11. Credit Risk | F-29 |
| 12. Operating Leases | F-29 |
| 13. Benefit Plans | F-30 |
| 14. Taxes | F-32 |
| 15. Segment and Geographic Information | F-33 |
| 16. Fair Values of Financial Instruments | F-36 |
| 17. Consolidating Financial Statements | F-36 |

## Note 1. Formation and Nature of Operations

On July 1, 2000, Chevron Corporation, now ChevronTexaco Corporation (ChevronTexaco), and Phillips Petroleum Company (Phillips) combined their worldwide chemicals and plastics businesses, excluding ChevronTexaco's Oronite additives business, into a new company, Chevron Phillips Chemical Company LLC. The company, through its subsidiaries, manufactures and markets a wide range of petrochemicals and plastics on a worldwide basis, with manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. Chevron Phillips Chemical Company LLC is a limited liability company formed under Delaware law, owned 50% each by ChevronTexaco and Phillips (collectively, the members). For accounting purposes, the combination was accounted for on the historical basis of the assets and liabilities contributed.

The company is governed by a Board of Directors currently comprised of six representatives under the terms of a limited liability company agreement. ChevronTexaco and Phillips each have two voting representatives, and the chief executive officer and the chief financial officer of CPChem are non-voting representatives. Certain major decisions and actions require the unanimous approval of the voting representatives.

## Note 2. Summary of Significant Accounting Policies

*Basis of Financial Statements*—The accompanying consolidated financial statements include the accounts of Chevron Phillips Chemical Company LLC and its wholly-owned subsidiaries (collectively, "CPChem"). All significant intercompany investments, accounts and transactions have been eliminated in consolidation. Investments in affiliates in which CPChem owns 20% to 50% of voting control are accounted for using the equity method. Other securities and investments, if any, are carried at the lower of cost or market. Certain amounts for prior periods have been reclassified in order to conform to the current reporting presentation.

*Estimates, Risks and Uncertainties*—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Accounts receivable at December 31, 2001 is shown net of a $6 million allowance for estimated non-recoverable amounts and net of a $3 million allowance at December 31, 2000.

CPChem has manufacturing facilities in existence or under construction in the United States, Puerto Rico, Singapore, China, South Korea, Saudi Arabia, Qatar, Mexico and Belgium. There are varying degrees of risk and uncertainty in each of these countries. CPChem insures its business and assets against insurable risk in a manner it deems appropriate. Because of the diversity of CPChem, management believes that the risk of loss from noninsurable events in any one business or country would not have a material adverse effect on operations as a whole.

*Revenue Recognition*—CPChem follows the guidance provided by the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Sales of petrochemicals, plastics, natural gas liquids and other items, including by-products, are recorded when title passes to the customer. Revenues from royalties for licensed technology are generally recorded based on volumes produced by the licensee. Sales are presented net of discounts and allowances. Freight costs billed to customers are recorded as a component of revenue.

*Cash and Cash Equivalents*—Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less from date of purchase.

*Inventories*—Product inventories are valued at the lower of cost or market, aggregated at the segment level for dollar-value, last-in, first-out (LIFO) pools. For U.S. operations, cost is primarily determined using the LIFO method. Lower-of-cost-or-market write-downs for LIFO-valued inventory are considered temporary. For operations outside the United States, product inventories are valued using a combination of the first-in, first-out (FIFO) and weighted average methods. Materials and supplies inventories are carried at the lower of average cost or market.

*Property, Plant and Equipment*—Property, plant and equipment (PP&E) is stated at cost. PP&E are assets, defined as property units, with an economic life beyond one year. Initial contributions of PP&E from ChevronTexaco and Phillips were recorded at their book values. Depreciation and amortization is computed using the straight-line method over the estimated future useful lives of the related assets.

*Impairment of Assets*—Long-lived assets used in operations are assessed for possible impairment when changes in facts and circumstances indicate a potential significant deterioration in future cash flows projected to be generated by an asset group. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally at a product line level. If, upon review, the sum of the projected undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. The fair values of impaired assets are determined based on quoted market prices in active markets, if available, or on the present value of projected future cash flows using discount rates commensurate with the risks involved in the asset group.

The expected future cash flows used for impairment reviews and related fair value calculations are based on projected production and sales volumes, prices and costs, considering all available evidence at the date of review.

*Maintenance and Repairs*—Maintenance and repair costs, including turnaround costs of major producing units, that are not considered to be significant improvements are expensed as incurred.

*Research and Development Costs*—Research and development costs are expensed as incurred.

*Property Dispositions*—When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in income. When a portion of a unit of depreciable property is disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation, with no recognition of gain or loss.

*Environmental Costs*—Environmental expenditures are expensed or capitalized as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed. Liabilities for those expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable and the costs can be reasonably estimated. Expenditures that create future benefits or that contribute to future revenue generation are capitalized.

*Capitalization of Interest*—Interest costs incurred to finance projects of at least $75 million and that are longer than one year in duration are capitalized until commercial production begins. Capitalized interest is amortized over the life of the associated asset. Unamortized capitalized interest totaled $23 million at December 31, 2001 and $24 million at December 31, 2000. No interest costs were capitalized during 2001 or the period July 1, 2000 through December 31, 2000.

*Income Taxes*—CPChem is treated as a flow-through entity for U.S. income tax purposes whereby each member is taxable on its respective share of income. However, CPChem is directly liable for U.S. and state income and franchise taxes on certain legal entities and for any foreign taxes incurred. CPChem follows the liability method of accounting for these income taxes.

*Comprehensive Loss*—CPChem's only item of other comprehensive loss resulted from the translation into U.S. dollars of the financial statements of foreign subsidiaries and corporate joint ventures whose functional currencies are not the U.S. dollar.

*Accounting Pronouncements*—Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was implemented effective January 1, 2001. Implementation of this standard had no material effect on consolidated results of operations, financial position or liquidity, as CPChem generally does not use derivative instruments.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and reporting requirements for legal obligations associated with the retirement of long-lived assets. This standard requires that a liability for an asset retirement obligation, measured at fair value, be recognized in the period in which it is incurred if a reasonable estimate of fair value is determinable. That initial fair value is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated. The liability is adjusted each year for accretion, with a charge to the statement of operations. SFAS No. 143 will become effective for CPChem beginning January 1, 2003. CPChem is currently reviewing the new standard to determine what impact, if any, that implementation of this standard will have on consolidated results of operations and financial position.

CPChem adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. This new standard supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions for the disposal of a segment of a business from Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the requirements of SFAS No. 121 to recognize an impairment loss as the difference between the carrying value and the fair value for assets to be held and used only if the carrying amount is greater than the undiscounted cash flows it produces; however, for all assets classified as held for sale, SFAS No. 144 requires that depreciation on the assets ceases and that the assets be measured at the lower of carrying value or fair value, less cost to sell. Implementation of this standard is not expected to have a material adverse effect on consolidated results of operations, financial position or liquidity.

### Note 3. Transactions with Affiliates

Significant transactions with affiliated parties were as follows:

| Millions | Year ended December 31, 2001 | July 1, 2000 (inception) through December 31, 2000 |
|---|---|---|
| Net sales (a) .......................... | $ 799 | $412 |
| Other income ........................ | 22 | 14 |
| Cost of goods sold (b,c) ................. | 1,310 | 923 |
| Selling, general and administrative (c) ........ | 64 | 143 |

(a) CPChem sells ethylene residue gas to Phillips' crude oil refining operations, specialty chemicals and Aromatics & Styrenics by-products to ChevronTexaco, and feedstocks and various services to non-consolidated equity companies, all at prices that approximate market.

(b) Phillips sells CPChem natural gas liquids feedstocks for olefins products, and provides common facility services such as steam generation, waste and water treatment, and warehouse facilities. CPChem purchases feedstocks from ChevronTexaco for the Aromax® and paraxylene units at Pascagoula, Mississippi. In addition, ChevronTexaco provides common facility and manufacturing services at the Pascagoula facility.

(c) Phillips and ChevronTexaco provide various services to CPChem under transition services agreements.

Services provided under the transition services agreements with ChevronTexaco and Phillips included various activities such as certain treasury, legal, accounting, human resource and building administration, and environmental services. Certain information technology support, research and development, engineering and construction services were also provided. The primary term of the transition services agreements is two years, but specific services can be canceled with 30 days notification. Substantially all staff services provided under the transition services agreements were discontinued in the first quarter of 2001.

Due to an incident at Phillips' K-Resin® styrene-butadiene copolymer plant in March 2000 (before CPChem was formed), the K-Resin facility that was contributed to CPChem was idled. Under the contribution agreement, upon formation of CPChem, Phillips agreed to indemnify CPChem for all physical loss or damage, and repair to the facility. In addition, Phillips advanced CPChem $70 million in 2000. Pursuant to the agreement, a certain portion of the advance would be re-characterized as a member contribution each month until the plant met a pre-established production threshold. Accordingly, $35 million of the advance was recorded as Member Contributions during the six months ended December 31, 2000, with the remainder of the advance included in Other Liabilities and Deferred Credits. During 2001, the remaining $35 million was recorded as Member Contributions.

Beginning in January 2002, Phillips will contribute an additional $3.2 million per month, to a maximum of $38.4 million, until a pre-established production threshold is met. In addition, Phillips will remit additional contributions, to a maximum of $30 million, should earnings from the K-Resin business fail to meet pre-established targets as agreed to, and as later amended, in the contribution agreement.

CPChem borrowed $50 million from ChevronTexaco in December 2000 and an additional $50 million in February 2001 under a $100 million credit agreement. Both borrowings were repaid in March 2001 with proceeds from the issuance of private placement notes, and the credit agreement with ChevronTexaco was terminated.

**Note 4. Business Interruption Insurance Settlement**

In June 2001, agreement was reached among Phillips and various insurers to settle the business interruption insurance claim associated with the March 2000 incident at CPChem's (formerly Phillips') Houston Chemical Complex K-Resin styrene-butadiene copolymer plant. After adjusting for previously accrued claims, CPChem recognized $113 million in Other Income as a special item in connection with the settlement.

**Note 5. Inventories**

Inventories were as follows:

| | December 31, | |
| --- | --- | --- |
| *Millions* | **2001** | **2000** |
| LIFO inventories | | |
| Olefins & Polyolefins | $300 | $416 |
| Aromatics & Styrenics | 112 | 187 |
| Specialty Products | 58 | 58 |
| Total LIFO inventories | 470 | 661 |
| Non-LIFO inventories | | |
| Olefins & Polyolefins | 66 | 70 |
| Aromatics & Styrenics | 31 | 74 |
| Specialty Products | 27 | 37 |
| Total non-LIFO inventories | 124 | 181 |
| Materials, supplies and other | 44 | 36 |
| Total inventories | $638 | $878 |

A reserve was established in the fourth quarter of 2001 to adjust Aromatics & Styrenics domestic dollar-value LIFO pool inventories to current net realizable value, resulting in a charge of approximately $25 million. This reserve is considered temporary and will be reversed should market conditions and prices improve in the future.

The excess of replacement cost over book value of product inventories valued under the LIFO method was $29 million at December 31, 2001 (including the dollar-value LIFO reserve) and $158 million at December 31, 2000.

**Note 6. Investments**

CPChem's investments in its affiliates, who are also engaged in the manufacturing and marketing of petrochemicals and plastics, are accounted for using the equity method. These investments consisted of the following:

| *Millions* | Ownership | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Saudi Chevron Phillips Company | 50% | $122 | $126 |
| K R Copolymer Co., Ltd. | 60% | 47 | 59 |
| Chevron Phillips Singapore Chemicals (Private) Limited | 50% | 43 | 55 |
| CPChem / BP Solvay Polyethylene joint venture | 50% | 21 | – |
| Shanghai Golden Phillips Petrochemical Co. | 40% | 16 | 13 |
| Phillips Sumika Polypropylene Company | 60%* | 10 | 76 |
| Qatar Chemical Company Ltd. (Q-Chem) | 49% | – | 5 |
| Other | Various | – | 2 |
| Total investments | | $259 | $336 |

* Profit/loss sharing percentage.

Phillips Sumika Polypropylene Company (Phillips Sumika) and K R Copolymer Co., Ltd. are not consolidated because CPChem does not have majority voting control of these entities.

Dividends received from equity investments totaled $2 million in 2001. No dividends were received in the period July 1, 2000 through December 31, 2000.

CPChem and Solvay Polymers, Inc., now BP Solvay Polyethylene, announced in June 2001 plans for the construction of a 700-million-pound-per-year, high-density polyethylene plant to be constructed at CPChem's Cedar Bayou facility. CPChem and BP Solvay Polyethylene will each own 50% of the plant, scheduled for start-up in late 2002.

Qatar Chemical Company Ltd. (Q-Chem), a joint venture company, was formed in 1997 to develop a major petrochemical complex in Qatar in the Middle East at an estimated cost of $1.2 billion. Construction of the complex began in October 1999, with start-up scheduled for late 2002. At December 31, 2001, $750 million had been drawn by Q-Chem under a bank financing agreement for the construction of the complex. CPChem is now required to fund any remaining construction costs, initial working capital requirements, and certain debt service and operating reserve fund requirements through advances under a subordinated loan agreement with Q-Chem. No funding occurred in 2001. In connection with the bank financing, the co-venturers agreed that if the complex is not completed by August 2003, each will make capital contributions on a pro rata, several basis to the extent necessary to cover bank financing service requirements including, if demanded, repayment of principal. This obligation may be extended for up to one year due to force majeure. After construction is completed, the bank financing is non-recourse with respect to the co-venturers. CPChem has also agreed to provide up to $75 million of credit support to Q-Chem for cash flow needs under a contingent support agreement after construction of the complex is completed.

Aggregate summarized financial information for Phillips Sumika, a significant investment from time to time as defined by the SEC that is accounted for using the equity method, was as follows:

| Millions | Year ended December 31, 2001 | July 1, 2000 (inception) through December 31, 2000 |
|---|---|---|
| Revenues | $ 187 | $117 |
| Loss before income taxes | (176) | (20) |
| Net loss | (176) | (20) |

| Millions | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Current assets | $ 52 | $ 54 |
| Noncurrent assets | 66 | 209 |
| Current liabilities | 85 | 60 |
| Noncurrent liabilities | – | – |

Phillips Sumika recorded a $137 million impairment charge in the fourth quarter of 2001. CPChem recorded $46 million of charges as equity in net loss of affiliates in the consolidated statement of operations representing its share of the impairment charge, adjusted for the difference between CPChem's carrying value of its investment in Phillips Sumika and CPChem's equity in its net assets.

Aggregate summarized financial information for all other investments accounted for using the equity method was as follows:

| Millions | Year ended December 31, 2001 | July 1, 2000 (inception) through December 31, 2000 |
|---|---|---|
| Revenues | $ 631 | $414 |
| Income (loss) before income taxes | (9) | 26 |
| Net income (loss) | (14) | 25 |

| Millions | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Current assets | $ 236 | $ 316 |
| Noncurrent assets | 1,633 | 1,333 |
| Current liabilities | 263 | 271 |
| Noncurrent liabilities | 1,253 | 984 |

## Note 7. Property, Plant and Equipment

Property, plant and equipment was as follows:

| Millions | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Olefins & Polyolefins | $4,870 | $4,878 |
| Aromatics & Styrenics | 1,989 | 2,132 |
| Specialty Products | 495 | 490 |
| Other | 196 | 136 |
| Gross property, plant and equipment, at cost | 7,550 | 7,636 |
| Accumulated depreciation | 3,582 | 3,507 |
| Net property, plant and equipment | $3,968 | $4,129 |

Approximately $6.015 billion of gross property, plant and equipment at December 31, 2001 consisted of chemical plant assets depreciated on estimated useful lives of approximately 25 years. Other non-plant items, such as furniture, fixtures, buildings and automobiles, have estimated useful lives ranging from 5 to 45 years, with a weighted average of 28 years.

CPChem recorded before-tax asset impairment charges totaling $44 million in 2001. Of these charges, $42 million was recorded in the third quarter of 2001 related to the Puerto Rico facility, part of the Aromatics & Styrenics segment, which resulted from the outlook for future margin conditions. The present value of projected future cash flows was used to determine fair value. The remaining $2 million of impairment charges was recorded in the fourth quarter of 2001, related to a polyethylene pipe manufacturing facility that is part of the Olefins & Polyolefins segment.

In addition to the impairment charges described above, CPChem recorded $104 million of charges during 2001 as depreciation expense, included as a component of Cost of Goods Sold, for permanent shutdowns in 2001 of an ethylene unit at Sweeny, cyclohexane and benzene units in Puerto Rico, and a developmental reactor at the Houston Chemical Complex, as well as accelerated depreciation associated with the planned permanent shutdown in February 2002 of two particle loop reactors at the Orange polyethylene plant. The gross value of assets retired was $338 million, with $247 million of associated accumulated depreciation.

Before-tax asset impairment charges totaling $137 million were recorded in the period July 1, 2000 through December 31, 2000. Approximately $135 million of the charges related to the write-down of the Puerto Rico facility, resulting from the outlook for future margin conditions and a shift in strategic direction for the facility. The present value of projected future cash flows was used to determine fair value.

## Note 8. Environmental Liabilities

CPChem is subject to federal, state and local environmental laws and regulations that may result in obligations to mitigate or remove the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at its sites. Accrued undiscounted environmental liabilities totaled $7 million at December 31, 2001 and $8 million at December 31, 2000. Approximately $1 million of environmental expenses were paid in 2001. No environmental costs were accrued that were associated with discontinued or sold operations.

## Note 9. Debt

Long-term debt, net of applicable debt discounts, as shown on the consolidated balance sheet was as follows:

|  | December 31, | |
| --- | --- | --- |
| *Millions* | **2001** | **2000** |
| Commercial paper | $1,002 | $1,800 |
| 7% notes due 2011 | 500 | – |
| Other | 11 | – |
| Subtotal | 1,513 | 1,800 |
| Unamortized debt discount | (6) | (16) |
| Total | $1,507 | $1,784 |

CPChem has separate $700 million and $900 million revolving credit agreements with a syndicate of banks. The agreements expire in July 2002 and July 2003, respectively. The July 2002 agreement, which replaced the previous $900 million 364-day revolving credit agreement that expired in July 2001, provides that CPChem may, at its option, extend the date of repayment by one year of any borrowings outstanding on July 1, 2002. Both facilities are used to support the commercial paper program. The agreements contain covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, with certain exceptions, and maintenance of ownership of CPChem by ChevronTexaco and Phillips of at least 50% in the aggregate. Provisions under these agreements are not considered restrictive to normal operations. The rates of interest of both existing agreements vary, depending on market rates and CPChem's long-term debt rating. There were no borrowings outstanding under any of the credit agreements at December 31, 2001 and 2000. CPChem had borrowed funds outstanding for one day during 2001 under the July 2003 credit agreement. No borrowings were made under any of these credit agreements during the six months ended December 31, 2000. CPChem intends to request extensions of the expiration dates of the credit agreements or replace the existing agreements with new agreements with similar terms.

Notes issued under CPChem's commercial paper program are in the tier-2 commercial paper market with maturities of 90 days or less. These commercial paper borrowings are classified as Long-Term Debt on the consolidated balance sheet since CPChem's intent is to refinance or replace the obligations on a long-term basis and CPChem has the option to extend the date of repayment by one year of any borrowings outstanding on July 1, 2002 under the July 2002 credit agreement. The weighted average interest rate of commercial paper was 5.01% in 2001 and 6.91% in 2000. The weighted average interest rate of commercial paper outstanding at December 31, 2001 and 2000 was 3.05% and 7.54%, respectively.

On March 19, 2001, Chevron Phillips Chemical Company LLC (the "LLC") and its wholly-owned subsidiary, Chevron Phillips Chemical Company LP (the "LP"), jointly and severally issued $500 million of senior unsecured 7% notes in a private placement. The notes are due in March 2011 and interest is payable semiannually, with the first interest payment paid on September 15, 2001. The notes contain certain covenants such as limitations on liens, sale/leaseback transactions, sales of assets and business combinations that CPChem does not consider to be restrictive to normal operations. Proceeds from this debt issuance were used to repay the notes payable to ChevronTexaco described below, to retire a portion of outstanding commercial paper obligations and for general corporate purposes. The LLC and the LP subsequently filed a joint registration statement on Form S-4 with the SEC, as amended and declared effective May 10, 2001, to register $500 million of exchange notes with terms substantially identical to the private placement notes, except that the exchange notes are freely tradeable. Substantially all of the holders of the private placement notes tendered their notes for the registered exchange notes.

In May 2001, CPChem entered into a trade receivables securitization agreement that expires in May 2002. The agreement allows CPChem to borrow up to $300 million for which CPChem grants a security interest in certain of its trade receivables as collateral for any amounts outstanding. As the receivables are collected by CPChem, borrowings under the agreement are reduced or security interests in new trade receivables are granted. Proceeds from the initial borrowing were used to reduce outstanding commercial paper obligations. At December 31, 2001, $199 million of borrowings, classified as short-term, were outstanding under the trade receivables securitization agreement, secured by $313 million of trade receivables. The interest rate of these borrowings was 2.06% at December 31, 2001 and averaged 3.28% during 2001. CPChem intends to request an extension of the expiration date of the agreement to May 2003.

CPChem borrowed $50 million from ChevronTexaco in December 2000 and an additional $50 million in February 2001 under a $100 million credit agreement. Both borrowings were repaid in March 2001 with proceeds from the issuance of the private placement notes described above, and the credit agreement with ChevronTexaco was terminated.

**Note 10. Contingencies**

In the case of all known contingencies, CPChem records an undiscounted liability when the loss is probable and the amount is reasonably estimable. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable insurance or other third-party recoveries. Based on currently available information, CPChem believes it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on consolidated results of operations, financial position or liquidity.

As facts concerning contingencies become known, CPChem reassesses its position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and contingent liabilities for environmental remediation. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of remedial actions that may be required and the determination of CPChem's liability in proportion to other responsible parties. Estimated future costs related to legal matters are subject to change as events occur and as additional information becomes available during the administrative and litigation process.

CPChem is a party to a number of legal proceedings pending in various courts or agencies for which, in some instances, no provision has been made. While the final outcome of these proceedings cannot be predicted with certainty, CPChem believes that none of these proceedings, when resolved, will have a material adverse effect on consolidated results of operations, financial position or liquidity.

**Note 11. Credit Risk**

Financial instruments that potentially subject CPChem to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are comprised of bank accounts and short-term investments with several financial institutions that have high credit ratings. CPChem's policy for short-term investments diversifies and limits exposure to credit risk. Trade receivables are dispersed among a broad customer base, both domestic and foreign, which results in limited concentrations of credit risk. CPChem maintains credit policies and procedures that minimize credit risk and exposures. Letters of credit or negotiated sales contracts are utilized when customer financial strength is considered insufficient.

**Note 12. Operating Leases**

CPChem leases tank and hopper rail cars, computers, office buildings and other facilities and equipment. Total operating lease rental charges were $62 million for 2001 and $28 million for the period July 1, 2000 through December 31, 2000. Aggregate future minimum lease payments under non-cancelable leases at December 31, 2001 were as follows:

| Year | Millions |
|---|---|
| 2002 | $ 40 |
| 2003 | 33 |
| 2004 | 28 |
| 2005 | 26 |
| 2006 | 19 |
| Thereafter | 118 |

**Note 13. Benefit Plans**

Substantially all employees of CPChem are former employees of ChevronTexaco or Phillips. These individuals provided services to CPChem from July 1, 2000 (the formation date of CPChem) through December 31, 2000 pursuant to transition services agreements. See Note 3 for further discussion. These individuals were covered by their respective former employers' employee benefit plans through December 31, 2000 and became employees of CPChem on January 1, 2001. CPChem established its own benefit plans effective January 1, 2001, which included a health care and income protection benefit plan, a savings plan and retirement and retiree health care benefits plans. CPChem employees who were former employees of ChevronTexaco or Phillips received enhanced benefits in certain CPChem benefit plans, including credit for service while employees of ChevronTexaco or Phillips.

*Pension and Other Postretirement Health Care*

CPChem's retirement plan is a defined benefit plan and applies to most U.S.-based employees. Eligible employees automatically participate in the plan and begin accruing benefits from January 1, 2001 or their first day of employment if employed after that date. Eligible employees become fully vested in their retirement benefits after five years of service with CPChem, including prior service with Phillips or ChevronTexaco or their affiliates. Retirement benefits are based on two types of credits: a career average pay benefit and cash balance account benefit. Both benefits are based on an employee's compensation over the years and the number of years that an employee is qualified to receive benefit credits. Pension costs are accrued and charged to expense on a current basis.

CPChem also offers health care benefits to eligible employees, mostly U.S.-based, upon their retirement. A retiree flexible spending account is established by CPChem for eligible retirees and is funded by CPChem at the time of retirement based on years of service and marital status. Retirees may use funds in their account to purchase medical and/or dental coverage from CPChem or from private health care plans, or to pay eligible out-of-pocket health care expenses. Retirees' flexible spending accounts earn interest upon inception at market-based rates. Any changes in future health care cost rates for retirees would not impact future CPChem earnings as health care benefits for retirees are solely based on years of service and marital status.

Net periodic benefit costs for the plans included the following components.

| | 2001 | |
| | Pension Benefits | Other Benefits |
| *Millions* | | |
|---|---|---|
| Service cost benefits earned during the year .................. | $16 | $2 |
| Interest cost on projected benefit obligations ................ | 14 | 3 |
| Expected return on plan assets ........................... | (4) | – |
| Amortization of prior service costs ........................ | 12 | 3 |
| Net actuarial gain ...................................... | (1) | – |
| Net periodic pension cost ............................... | $37 | $8 |

The plans' funded status and related amounts were as follows:

| | December 31, 2001 | |
| | Pension Benefits | Other Benefits |
| *Millions* | | |
|---|---|---|
| **Change in Benefit Obligation** | | |
| Benefit obligation at beginning of year . . . . . . . . . . . . . . . . . | $ 186 | $ 48 |
| Service cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 | 2 |
| Interest cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 | 3 |
| Actuarial loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 1 |
| Benefits paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2) | (3) |
| Benefit obligation at end of year . . . . . . . . . . . . . . . . . . . . . | 219 | 51 |
| **Change in Plan Assets** | | |
| Fair value of plan assets at beginning of year . . . . . . . . . . . . | 38 | – |
| Actual return on plan assets . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | – |
| Employer contributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 | 3 |
| Benefits paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2) | (3) |
| Fair value of plan assets at end of year . . . . . . . . . . . . . . . . | 64 | – |
| **Funded Status of Plan** | | |
| Excess obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (155) | (51) |
| Unrecognized net actuarial loss . . . . . . . . . . . . . . . . . . . . . . . | 4 | 2 |
| Unrecognized transition obligation . . . . . . . . . . . . . . . . . . . . . | 1 | – |
| Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . . . . | 141 | 41 |
| Total recognized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (9) | $ (8) |
| **Components of total recognized** | | |
| Prepaid pension benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5 | $ – |
| Intangible asset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25 | – |
| Accrued benefit liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (39) | (8) |
| Total recognized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (9) | $ (8) |

Included in the pension plans tables is an unfunded supplemental retirement plan covering key executives. The benefit obligation associated with this plan was $10 million at December 31, 2001. Also included are separate pension plans for employees of the Puerto Rico Core facility and employees of certain bargaining units within the Performance Pipe division of CPChem.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $220 million, $96 million and $28 million, respectively.

Weighted average rate assumptions used in determining estimated benefit obligations were as follows:

| | December 31, 2001 | |
| | Pension Benefits | Other Benefits |
|---|---|---|
| Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7.3% | 7.3% |
| Expected return on plan assets . . . . . . . . . . . . . . . . . . . . . . . . | 10.0 | – |
| Rate of increase in compensation levels . . . . . . . . . . . . . . . . . | 4.0 | – |

*Contribution Plans*

Defined contribution plans are available for most employees, whereby CPChem matches a percentage of the employee's contribution. CPChem contributions to the plans were expensed and funded on a current basis, and totaled $13 million in 2001.

*Termination Benefits*

Approximately $8 million was recorded in 2001 for employee termination benefits in connection with announced workforce reductions of 242 positions at various locations. Approximately $7 million was recorded as Selling, General and Administrative expense and $1 million was recorded as Cost of Goods Sold. Termination benefits payable totaled $6 million at December 31, 2001.

**Note 14. Taxes**

CPChem is treated as a flow-through entity for U.S. income tax purposes whereby each member is taxable on its respective share of income and losses. However, CPChem and its subsidiaries are directly liable for U.S. and state income taxes and franchise taxes on certain separate legal entities and for any foreign taxes incurred. CPChem has a U.S. subsidiary operating in Puerto Rico, Chevron Phillips Chemical Puerto Rico Core Inc. (Puerto Rico Core), which is subject to U.S. federal income tax, but has been granted an exemption from certain Puerto Rico taxes, including income taxes. All Puerto Rico Core tax exemptions expire in 2002. Limited tax reduction agreements also exist in South Korea, China, Saudi Arabia and Qatar. CPChem is subject to state income tax in certain jurisdictions.

Income tax expense in 2001 consisted of $5 million of current foreign taxes and $44 million of deferred U.S. federal income taxes. Income tax expense for the period July 1, 2000 through December 31, 2000 consisted of $1 million of current foreign taxes and $27 million of deferred U.S. federal income taxes.

Deferred income tax assets and liabilities follow:

| | December 31, | |
| --- | --- | --- |
| *Millions* | 2001 | 2000 |
| Deferred income tax assets | | |
|    U.S. | $175 | $136 |
|    Foreign | 1 | 2 |
|      Gross deferred income tax assets | 176 | 138 |
|    Valuation allowance | (175) | (92) |
|      Deferred income tax assets | 1 | 46 |
| Deferred tax liabilities—foreign | (2) | (2) |
| Net deferred income tax assets (liabilities) | $ (1) | $ 44 |

At December 31, 2001, the deferred tax assets of Puerto Rico Core were fully offset by valuation allowances. A valuation allowance of $92 million was initially established in December 2000. The valuation allowance reduced deferred tax assets of Puerto Rico Core net operating loss carryforwards and tax depreciation differences to amounts that would more likely than not be realized. During 2001, the valuation allowance was increased by $83 million so that the total valuation allowance relating to Puerto Rico Core deferred tax assets totaled $175 million at December 31, 2001. Approximately $44 million of the increase related to the deferred tax assets balance at December 31, 2000 of Puerto Rico Core. The increase in the valuation allowance in 2001 was necessitated, in part, by the Phillips merger with Tosco Corporation in September 2001, which triggered regulatory limitations on the future utilization of pre-merger Puerto Rico Core net operating losses. The valuation allowance was also increased in 2001 as a result of a change in the outlook for future margin conditions. Other uncertainties that may affect the realization of these assets include tax law changes and the future profitability of operations.

Net deferred income tax assets and liabilities related to the following:

| | December 31, | |
| --- | --- | --- |
| *Millions* | 2001 | 2000 |
| Deferred income tax assets | | |
| Loss carryforward (expires 2011- 2021) .................... | $126 | $ 89 |
| Depreciation and amortization ........................... | 45 | 42 |
| Foreign and other ................................... | 5 | 7 |
| Gross deferred income tax assets ...................... | 176 | 138 |
| Valuation allowance ................................. | (175) | (92) |
| Deferred income tax assets .......................... | 1 | 46 |
| Deferred tax liabilities—foreign ............................ | (2) | (2) |
| Net deferred income tax assets (liabilities) .................... | $ (1) | $ 44 |

**Note 15. Segment and Geographic Information**

CPChem's reporting structure is based on the grouping of similar products, resulting in the following three operating segments:

*Olefins & Polyolefins*—This segment gathers, buys, sells and fractionates natural gas liquids, and manufactures and markets olefins products such as ethylene and propylene. This segment also manufactures and markets normal alpha olefins and polyolefin products such as polyethylene, polypropylene and polyethylene pipe. CPChem's five olefin and polyethylene production facilities are located in Texas. CPChem has 10 domestic pipe facilities and two pipe fittings facilities in the U.S., and one pipe facility in Mexico. CPChem also owns equity interests in a polypropylene facility at the Houston Chemical Complex in Pasadena, Texas, polyethylene facilities in Singapore and China, and a polyethylene pipe facility in Mexico. A major ethylene, polyethylene and hexene-1 facility, in which CPChem has a 49% equity interest, is under construction in Qatar, and a high-density polyethylene plant of which CPChem has a 50% interest, is under construction at CPChem's Cedar Bayou facility in Baytown, Texas.

*Aromatics & Styrenics*—This segment manufactures and markets aromatics products such as benzene, styrene, paraxylene and cyclohexane. This segment also manufactures and markets polystyrene and styrene-butadiene copolymers sold under the trademark K-Resin®. Major production facilities are located in Mississippi, Louisiana, Texas, Ohio and Puerto Rico. CPChem also owns an equity interest in an aromatics facility in Al Jubail, Saudi Arabia, and in a K-Resin SBC facility in South Korea.

*Specialty Products*—This segment manufactures and markets a variety of specialty chemicals, including organosulfur chemicals and high-performance polyphenylene sulfide polymers and compounds sold under the trademark Ryton™. Major production facilities are located in Texas, Belgium and Singapore.

"Other" or "Corporate" includes items not directly attributable to CPChem's operating segments. Interest expense and income are generally retained within the Corporate segment, as are special charges related to domestic workforce reductions.

Geographic information was as follows. Net sales was determined based on location of the operation generating the sale.

| Millions | United States | Foreign Countries | Total |
|---|---|---|---|
| *Net sales—external* | | | |
| Year ended December 31, 2001 . . . . . . . . . . . . . . . . | $5,244 | $627 | $5,871 |
| July 1, 2000 (inception) through December 31, 2000 . . | 3,146 | 256 | 3,402 |
| *Investments* | | | |
| December 31, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . | 31 | 228 | 259 |
| December 31, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . | 77 | 259 | 336 |
| *Property, plant & equipment, net* | | | |
| December 31, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . | 3,837 | 131 | 3,968 |
| December 31, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . | 3,992 | 137 | 4,129 |

Financial information by segment follows. Inter-segment transactions are billed at prevailing market rates. Segment data presented has been restated to conform to the current reporting presentation.

| Millions | Olefins & Polyolefins (O&P) | Aromatics & Styrenics (A&S) | Specialty Products | Corporate & Other (Other) | Consolidated |
|---|---|---|---|---|---|
| *Investments in equity affiliates* | | | | | |
| December 31, 2001 . . . . . . . . . . . . . . . . | $ 89 | $ 170 | $ – | $ – | $ 259 |
| December 31, 2000 . . . . . . . . . . . . . . . . | 150 | 186 | – | – | 336 |
| *Total assets* | | | | | |
| December 31, 2001 . . . . . . . . . . . . . . . | 3,465 | 1,679 | 467 | 249 | 5,860 |
| December 31, 2000 . . . . . . . . . . . . . . . | 3,933 | 2,023 | 496 | 221 | 6,673 |
| *Capital & investment expenditures* | | | | | |
| Year ended December 31, 2001 . . . . . . . | 134 | 121 | 17 | 19 | 291 |
| July 1, 2000 (inception) through December 31, 2000 . . . . . . . . . . . . . . . | Not avail. | Not avail. | Not avail. | Not avail. | 112 |

| Millions | Olefins & Polyolefins | Aromatics & Styrenics | Specialty Products | Corporate, Other & Eliminations | Consolidated |
|---|---|---|---|---|---|
| *Year ended December 31, 2001* | | | | | |
| Net sales—external . . . . . . . . . . . . . . . . | $3,793 | $1,708 | $370 | $ – | $5,871 |
| Net sales—inter-segment . . . . . . . . . . . . | 204 | 137 | 1 | (342) | – |
| Equity in income (loss) of affiliates . . . . . | (76) | 11 | – | – | (65)[a] |
| Other income . . . . . . . . . . . . . . . . . . . . | 40 | 160 | 4 | – | 204 [b] |
| Total revenue . . . . . . . . . . . . . . . . . . | 3,961 | 2,016 | 375 | (342) | 6,010 |
| Operating and selling costs . . . . . . . . . . . | 3,863 | 2,047 | 326 | (315) | 5,921 [c] |
| Depreciation and amortization . . . . . . . . | 262 | 99 | 18 | 2 | 381 [d] |
| Asset impairments . . . . . . . . . . . . . . . . . | 2 | 42 | – | – | 44 [e] |
| Income (loss) before interest & taxes . . . | (166) | (172) | 31 | (29) | (336) |
| Interest income (expense), net . . . . . . . . | – | 3 | – | (98) | (95) |
| Income tax benefit (expense) . . . . . . . . . | 1 | (44) | (6) | – | (49)[f] |
| Net income (loss) . . . . . . . . . . . . . . . . . | $ (165) | $ (213) | $ 25 | $(127) | $ (480) |

| Millions | Olefins & Polyolefins | Aromatics & Styrenics | Specialty Products | Corporate, Other & Eliminations | Consolidated |
|---|---|---|---|---|---|
| *July 1, 2000 (inception) through December 31, 2000* | | | | | |
| Net sales—external ................ | $2,076 | $1,148 | $178 | $    – | $3,402 |
| Net sales—inter-segment ............ | 103 | 64 | – | (167) | – |
| Equity in income (loss) of affiliates..... | (13) | 10 | – | – | (3) |
| Other income .................... | 25 | 32 | 7 | – | 64 (g) |
| Total revenue ................ | 2,191 | 1,254 | 185 | (167) | 3,463 |
| Operating and selling costs........... | 2,040 | 1,259 | 164 | (130) | 3,333 (h) |
| Depreciation and amortization ........ | 109 | 33 | 9 | – | 151 (i) |
| Asset impairments ................. | – | 135 | – | 2 | 137 (j) |
| Income (loss) before interest & taxes ... | 42 | (173) | 12 | (39) | (158) |
| Interest income (expense), net ........ | 1 | – | – | (56) | (55) |
| Income taxes ..................... | (1) | (25) | (2) | – | (28)(k) |
| Net income (loss) ................ | $    42 | $ (198) | $ 10 | $ (95) | $ (241) |

(a) Includes $43 million of net special charges, mostly CPChem's share (O&P) of an impairment charge recorded by an equity investment.

(b) Includes $117 million of net special credits, primarily a $113 million net benefit (A&S) recorded in connection with the settlement of a business interruption insurance claim.

(c) Includes $72 million of various net special charges—$30 million in O&P, $34 million in A&S and $8 million in Other.

(d) Includes $111 million of net special charges, primarily accelerated depreciation and asset retirements totaling $86 million in O&P and $24 million in A&S.

(e) The $44 million of special charges for impairments relates mostly to impairment of Puerto Rico assets.

(f) Includes a special charge of $44 million for an increase in the valuation allowance for deferred tax assets in A&S.

(g) Includes $9 million in various special credits in O&P.

(h) Includes $29 million in various special charges, primarily in O&P ($16 million) and Other ($9 million).

(i) Includes $14 million in special charges in O&P for the retirement of a normal alpha olefins unit.

(j) The $137 million of special charges for impairments relates mostly to impairment of Puerto Rico assets.

(k) Includes a special charge of $45 million for an increase in the valuation allowance for deferred tax assets in A&S.

## Note 16. Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, trade and affiliated receivables, and trade and affiliated payables approximate their estimated fair values. The carrying amount of secured borrowings outstanding also approximates fair value due to the short-term nature of the borrowings. Due to the variable interest rate features of the note payable to affiliate and the commercial paper outstanding, the carrying amounts of these instruments also approximate their fair values. The fair value at December 31, 2001 of the 7% notes due 2011 was approximately $474 million based on quoted market prices.

## Note 17. Consolidating Financial Statements

Consolidating financial statements follow. This information is presented in accordance with SEC rules and regulations as they relate to the debt jointly and severally issued in 2001 by Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP. See Note 9 for further discussion.

The LLC is the non-operating parent holding company. The LP is the primary U.S. operating company. "Other Entities" is principally comprised of foreign operations and the holding companies that have direct ownership of the LP. These consolidating financial statements were prepared using the equity method of accounting for investments.

**Chevron Phillips Chemical Company LLC**
**Consolidating Statement of Operations**
**For the Year ended December 31, 2001**

| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Net sales | $  – | $5,583 | $1,086 | $(798) | $5,871 |
| Equity in net loss of affiliates | (385) | (44) | (339) | 703 | (65) |
| Other income | – | 256 | 62 | (114) | 204 |
| Total revenue | (385) | 5,795 | 809 | (209) | 6,010 |
| Costs and Expenses | | | | | |
| Cost of goods sold | – | 5,495 | 1,029 | (791) | 5,733 |
| Selling, general and administrative | – | 581 | 49 | (121) | 509 |
| Asset impairments | – | – | 44 | – | 44 |
| Research and development | – | 60 | – | – | 60 |
| Total costs and expenses | – | 6,136 | 1,122 | (912) | 6,346 |
| Loss Before Interest and Taxes | (385) | (341) | (313) | 703 | (336) |
| Interest income | 2 | 4 | 5 | (2) | 9 |
| Interest expense | (97) | (3) | (6) | 2 | (104) |
| Loss Before Taxes | (480) | (340) | (314) | 703 | (431) |
| Income taxes | – | (1) | (48) | – | (49) |
| Net Loss | $(480) | $ (341) | $ (362) | $ 703 | $ (480) |

**Note 17. Consolidating Financial Statements (Continued)**


**Chevron Phillips Chemical Company LLC**
**Consolidating Statement of Operations**
**July 1, 2000 (Inception) through December 31, 2000**


| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Net sales | $ – | $3,424 | $ 908 | $(930) | $3,402 |
| Equity in net loss of affiliates | (175) | (10) | (34) | 216 | (3) |
| Other income | – | 55 | 35 | (26) | 64 |
| Total revenue | (175) | 3,469 | 909 | (740) | 3,463 |
| Costs and Expenses | | | | | |
| Cost of goods sold | – | 3,227 | 874 | (930) | 3,171 |
| Selling, general and administrative | 1 | 264 | 51 | (26) | 290 |
| Asset impairments | – | 2 | 135 | – | 137 |
| Research and development | – | 23 | – | – | 23 |
| Total costs and expenses | 1 | 3,516 | 1,060 | (956) | 3,621 |
| Loss Before Interest and Taxes | (176) | (47) | (151) | 216 | (158) |
| Interest income | – | 6 | 4 | – | 10 |
| Interest expense | (65) | – | – | – | (65) |
| Loss Before Taxes | (241) | (41) | (147) | 216 | (213) |
| Income taxes | – | – | (28) | – | (28) |
| Net Loss | $(241) | $ (41) | $ (175) | $ 216 | $ (241) |

## Note 17. Consolidating Financial Statements (Continued)

### Chevron Phillips Chemical Company LLC
### Consolidating Balance Sheet
### December 31, 2001

| *Millions* | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| Current assets | | | | | |
| Cash and cash equivalents . . . . . . . . . . . . . . . . . . . | $    – | $    71 | $    40 | $    – | $   111 |
| Accounts receivable, net . . . . . . . . . . . . . . . . . . . . . | 37 | 944 | 543 | (742) | 782 |
| Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | – | 541 | 97 | – | 638 |
| Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . | – | 17 | 3 | – | 20 |
| Total current assets . . . . . . . . . . . . . . . . . . . . . . . . | 37 | 1,573 | 683 | (742) | 1,551 |
| Property, plant and equipment, net  . . . . . . . . . . . . . . | – | 3,681 | 287 | – | 3,968 |
| Investment in affiliates  . . . . . . . . . . . . . . . . . . . . . . | 5,430 | 86 | 4,916 | (10,173) | 259 |
| Other assets and deferred charges . . . . . . . . . . . . . . | 5 | 60 | 17 | – | 82 |
| Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,472 | $5,400 | $5,903 | $(10,915) | $5,860 |
| Current liabilities | | | | | |
| Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  516 | $  472 | $  203 | $   (742) | $  449 |
| Secured borrowings . . . . . . . . . . . . . . . . . . . . . . . . . | – | – | 199 | – | 199 |
| Other current liabilities  . . . . . . . . . . . . . . . . . . . . . | 10 | 142 | 20 | – | 172 |
| Total current liabilities  . . . . . . . . . . . . . . . . . . . . | 526 | 614 | 422 | (742) | 820 |
| Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,496 | 11 | – | – | 1,507 |
| Other liabilities and deferred credits  . . . . . . . . . . . . | – | 87 | 12 | – | 99 |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,022 | 712 | 434 | (742) | 2,426 |
| Members' capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,450 | 4,688 | 5,485 | (10,173) | 3,450 |
| Accumulated other comprehensive loss . . . . . . . . . . . | – | – | (16) | – | (16) |
| Total Liabilities and Members' Capital . . . . . . . . . . . | $5,472 | $5,400 | $5,903 | $(10,915) | $5,860 |

## Note 17. Consolidating Financial Statements (Continued)

### Chevron Phillips Chemical Company LLC
### Consolidating Balance Sheet
### December 31, 2000

| *Millions* | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| **Current assets** | | | | | |
| Cash and cash equivalents ................... | $ – | $ 75 | $ 81 | $ – | $ 156 |
| Accounts receivable, net ..................... | 12 | 1,017 | 252 | (270) | 1,011 |
| Inventories .............................. | – | 736 | 142 | – | 878 |
| Other current assets ........................ | 1 | 15 | 4 | – | 20 |
| Total current assets ....................... | 13 | 1,843 | 479 | (270) | 2,065 |
| Property, plant and equipment, net .............. | – | 3,464 | 665 | – | 4,129 |
| Investment in affiliates ....................... | 5,776 | 76 | 4,802 | (10,318) | 336 |
| Other assets and deferred charges .............. | 1 | 81 | 61 | – | 143 |
| Total Assets ............................. | $5,790 | $5,464 | $6,007 | $(10,588) | $6,673 |
| **Current liabilities** | | | | | |
| Accounts payable .......................... | $ 72 | $ 774 | $ 219 | $ (270) | $ 795 |
| Note payable to member ................... | 50 | – | – | – | 50 |
| Other current liabilities ..................... | – | 62 | 3 | – | 65 |
| Total current liabilities ................... | 122 | 836 | 222 | (270) | 910 |
| Long-term debt ............................ | 1,784 | – | – | – | 1,784 |
| Other liabilities and deferred credits ............ | 35 | 86 | 15 | – | 136 |
| Total liabilities ......................... | 1,941 | 922 | 237 | (270) | 2,830 |
| Members' capital .......................... | 3,849 | 4,542 | 5,776 | (10,318) | 3,849 |
| Accumulated other comprehensive loss ........... | – | – | (6) | – | (6) |
| Total Liabilities and Members' Capital ........... | $5,790 | $5,464 | $6,007 | $(10,588) | $6,673 |

# Note 17. Consolidating Financial Statements (Continued)

## Chevron Phillips Chemical Company LLC
## Consolidating Statement of Cash Flows
## For the Year ended December 31, 2001

| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| **Cash Flows From Operating Activities** | | | | | |
| Net loss | $(480) | $(341) | $(362) | $ 703 | $(480) |
| Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities | | | | | |
| Depreciation, amortization and retirements | – | 328 | 53 | – | 381 |
| Asset impairments | – | 2 | 42 | – | 44 |
| Deferred income taxes | – | – | 44 | – | 44 |
| Undistributed equity in losses of affiliates, net | 385 | 44 | 341 | (703) | 67 |
| Changes in operating working capital | 446 | 37 | (247) | – | 236 |
| Other operating cash flow activity | 146 | 41 | (108) | – | 79 |
| Net cash provided by (used in) operating activities | 497 | 111 | (237) | – | 371 |
| **Cash Flows From Investing Activities** | | | | | |
| Capital and investment expenditures | – | (281) | (10) | – | (291) |
| Decrease (increase) in investments | (134) | 2 | (128) | 287 | 27 |
| Net cash used in investing activities | (134) | (279) | (138) | 287 | (264) |
| **Cash Flows From Financing Activities** | | | | | |
| Decrease in commercial paper, net | (783) | – | – | – | (783) |
| Proceeds from the issuance of other long-term debt | 497 | 12 | – | – | 509 |
| Increase in secured borrowings, net | – | – | 199 | – | 199 |
| Decrease in notes payable to member, net | (50) | – | – | – | (50) |
| Contributions from parents / members | 6 | 152 | 243 | (395) | 6 |
| Distributions to parents / members | (20) | – | (108) | 108 | (20) |
| Post-closing adjustments to members | (13) | – | – | – | (13) |
| Net cash provided by (used in) financing activities | (363) | 164 | 334 | (287) | (152) |
| Net Decrease in Cash and Cash Equivalents | – | (4) | (41) | – | (45) |
| Cash and Cash Equivalents at Beginning of Year | – | 75 | 81 | – | 156 |
| Cash and Cash Equivalents at End of Year | $ – | $ 71 | $ 40 | $ – | $ 111 |

## Note 17. Consolidating Financial Statements (Continued)

### Chevron Phillips Chemical Company LLC
### Consolidating Statement of Cash Flows
### July 1, 2000 (Inception) through December 31, 2000

| Millions | LLC | LP | Other Entities | Eliminations | Total |
|---|---|---|---|---|---|
| **Cash Flows From Operating Activities** | | | | | |
| Net loss | $ (241) | $(41) | $(175) | $ 216 | $ (241) |
| Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities | | | | | |
| Depreciation, amortization and retirements | – | 125 | 26 | – | 151 |
| Asset impairments | – | 2 | 135 | – | 137 |
| Undistributed equity in losses of affiliates, net | 175 | 10 | 34 | (216) | 3 |
| Changes in operating working capital | 51 | 7 | (38) | – | 20 |
| Other operating cash flow activity | (1) | 1 | 28 | – | 28 |
| Net cash provided by (used in) operating activities | (16) | 104 | 10 | – | 98 |
| **Cash Flows From Investing Activities** | | | | | |
| Capital expenditures | – | (98) | (14) | – | (112) |
| Increase in investments in affiliates | (82) | – | (66) | 148 | – |
| Net cash used in investing activities | (82) | (98) | (80) | 148 | (112) |
| **Cash Flows From Financing Activities** | | | | | |
| Increase in commercial paper, net | 1,784 | – | – | – | 1,784 |
| Contributions from parent | – | 66 | 82 | (148) | – |
| Distributions to members | (1,692) | – | – | – | (1,692) |
| Other financing cash flow activity | 6 | – | (3) | – | 3 |
| Net cash provided by financing activities | 98 | 66 | 79 | (148) | 95 |
| Net Increase in Cash and Cash Equivalents | – | 72 | 9 | – | 81 |
| Cash and Cash Equivalents at Beginning of Period | – | 3 | 72 | – | 75 |
| Cash and Cash Equivalents at End of Period | $ – | $ 75 | $ 81 | $ – | $ 156 |

## Chevron Phillips Chemical Company LLC
### Selected Quarterly Financial Data
### (Unaudited)

| Millions | Net Sales | Income (Loss) Before Interest and Taxes | Net Income (Loss) |
|---|---|---|---|
| **2001** | | | |
| First quarter | $1,825 | $ (87) | $(118) |
| Second quarter | 1,521 | 58 | 30 |
| Third quarter | 1,367 | (101) | (167) |
| Fourth quarter | 1,158 | (206) | (225) |
| Total | $5,871 | $(336) | $(480) |
| **2000** | | | |
| Third quarter | $1,785 | $ 66 | $ 47 |
| Fourth quarter | 1,617 | (224) | (288) |
| Total | $3,402 | $(158) | $(241) |

Income (loss) before interest and taxes in 2001 included special charges (credits) of $17 million, $(81) million, $50 million and $167 million in the first through fourth quarters, respectively. In addition, net income (loss) included a $44 million special charge in the third quarter of 2001 related to income taxes. Income (loss) before interest and taxes in 2000 included $15 million of special charges in the third quarter and $156 million in the fourth quarter. In addition, net loss for the fourth quarter of 2000 included a $45 million special charge related to income taxes. See Part I—Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" for further discussions.

The following financial information of Phillips Petroleum Company's Chemicals Business and Chevron Chemical Company C Chem Business (the businesses contributed to form Chevron Phillips Chemical Company LLC) is presented for informational purposes only. The results of these contributed businesses presented, when combined, are not intended to and do not represent pro forma results of Chevron Phillips Chemical Company LLC, nor do the results necessarily reflect results that would have been achieved had the contributed businesses been combined for the periods presented.

### Other Selected Quarterly Financial Data
### (Unaudited)

| Millions | Phillips Petroleum Company's Chemicals Business | | | Chevron Chemical Company C Chem Business | | |
|---|---|---|---|---|---|---|
| | Sales | Income Before Interest and Taxes | Net Income | Sales | Income Before Interest and Taxes | Net Income |
| **2000** | | | | | | |
| First quarter | $1,131 | $ 42 | $27 | $ 898 | $ 70 | $44 |
| Second quarter | 1,107 | 91 | 57 | 936 | 80 | 52 |
| Total | $2,238 | $133 | $84 | $1,834 | $150 | $96 |

**Report of Independent Auditors**

The Board of Directors
Phillips Petroleum Company

We have audited the accompanying combined statements of income, parent company investment and accumulated comprehensive income, and cash flows of Phillips Petroleum Company's Chemicals Business for the six months ended June 30, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of Phillips Petroleum Company's Chemicals Business for the six months ended June 30, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Tulsa, Oklahoma
February 22, 2001

## Phillips Petroleum Company's Chemicals Business
## Combined Statement of Income

| Millions of Dollars | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| **Revenues** | | |
| Sales and other operating revenues . . . . . . . . . . . . . . . . . . . . . . . . | $2,238 | $3,117 |
| Equity in earnings of affiliated companies . . . . . . . . . . . . . . . . . . | 33 | 31 |
| Other revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17 | 23 |
| Total Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,288 | 3,171 |
| **Costs and Expenses** | | |
| Purchased products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,620 | 1,916 |
| Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 313 | 601 |
| Selling, general and administrative expenses . . . . . . . . . . . . . . . . . | 144 | 276 |
| Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57 | 103 |
| Taxes other than income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 | 37 |
| Foreign currency transaction losses . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 1 |
| Total Costs and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . | 2,155 | 2,934 |
| Income before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 133 | 237 |
| Provision for income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49 | 90 |
| **Net Income** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 84 | $ 147 |

See Notes to Combined Financial Statements.

## Phillips Petroleum Company's Chemicals Business
## Combined Statement of Cash Flows

| Millions of Dollars | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | $ 84 | $ 147 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Non-working capital adjustments | | |
| Depreciation and amortization | 57 | 103 |
| Deferred taxes | 7 | 31 |
| Other | (33) | 5 |
| Working capital adjustments | | |
| Increase in accounts receivable | (36) | (142) |
| Increase in inventories | (28) | (21) |
| Decrease in prepaid expenses and other current assets | 7 | 12 |
| Increase in accounts payable | 81 | 50 |
| Decrease in taxes and other accruals | (7) | (3) |
| Net Cash Provided by Operating Activities | 132 | 182 |
| **Cash Flows From Investing Activities** | | |
| Capital expenditures | (41) | (105) |
| Advances to affiliated companies | (64) | – |
| Investment purchases | (24) | – |
| Proceeds from asset dispositions | 1 | 2 |
| Proceeds from property insurance | 14 | – |
| Net Cash Used for Investing Activities | (114) | (103) |
| **Cash Flows From Financing Activities** | | |
| Net cash change in parent company advances | (18) | (79) |
| Net Cash Used for Financing Activities | (18) | (79) |
| **Net Change in Cash and Cash Equivalents** | – | – |
| Cash and cash equivalents at beginning of period | – | – |
| Cash and Cash Equivalents at End of Period | $ – | $ – |

See Notes to Combined Financial Statements.

# Phillips Petroleum Company's Chemicals Business
## Combined Statement of Parent Company Investment and
## Accumulated Comprehensive Income

*Millions of Dollars*

| | | |
|---|---:|---:|
| Parent company investment and accumulated comprehensive income at December 31, 1998 | | $2,329 |
| Net income | $147 | |
| Foreign currency translation adjustments | (15) | |
| Comprehensive income | | 132 |
| Net change in parent company advances | | (34) |
| Parent company investment and accumulated comprehensive income at December 31, 1999 | | 2,427 |
| Net income | 84 | |
| Foreign currency translation adjustments | (5) | |
| Comprehensive income | | 79 |
| Net change in parent company advances | | (40) |
| Parent company investment and accumulated comprehensive income at June 30, 2000 | | $2,466 |

See Notes to Combined Financial Statements.

**Phillips Petroleum Company's Chemicals Business**

**Notes to Combined Financial Statements**

### Note 1—Accounting Policies

*Basis of Financial Statements*—These financial statements represent Phillips Petroleum Company's (Phillips or the parent company) worldwide chemicals business and include certain natural gas liquids and pipeline operations (hereinafter collectively referred to as Chemicals). The financial statements are presented as if Chemicals had existed as an entity separate from Phillips during the periods presented. Chemicals is not and was not a separate legal entity during the periods presented. References to Chemicals are to "Phillips Petroleum Company, with respect to its chemicals business." Phillips charges Chemicals a portion of its corporate support costs, including engineering, legal, treasury, planning, environmental, tax, auditing, information technology, research and development and other corporate services, based on usage, actual costs or other allocation methods considered reasonable by Phillips' Management.

Chemicals manufactures and markets petrochemicals and plastics on a worldwide basis, with manufacturing facilities in the United States, Puerto Rico, Singapore, China, Mexico, South Korea and Belgium. Key products manufactured include ethylene, propylene, polyethylene, polypropylene, K-Resin® styrene-butadiene copolymer, paraxylene, Ryton™ polyphenylene sulfide, and polyethylene pipe. Chemicals also fractionates and markets natural gas liquids.

On February 7, 2000, Phillips announced that it had signed a letter of intent to form a 50/50 joint venture with Chevron Corporation combining the two companies' worldwide chemicals businesses, excluding Chevron's Oronite additives business. The proposed joint venture was approved by the companies' Boards of Directors and the U.S. Federal Trade Commission, and definitive agreements were signed on May 23, 2000. The transaction closed July 1, 2000, forming Chevron Phillips Chemical Company LLC (CPChem).

*Consolidation Principles and Investments*—Majority-owned, controlled subsidiaries are consolidated. Investments in affiliates in which Chemicals owns 20 percent to 50 percent of voting control are accounted for using the equity method. Other securities and investments are generally carried at cost.

*Revenue Recognition*—Revenues associated with sales of petrochemicals, plastics, natural gas liquids, and all other items are recorded when title passes to the customer. Revenues associated with royalty fees from licensed technology are recorded periodically based upon volumes produced by the licensee.

*Use of Estimates*—The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. The estimates were made as if Phillips continued to own and operate Chemicals subsequent to June 30, 2000. Actual results could differ from the estimates and assumptions used.

*Parent Company Investment*—The parent company investment represents the net balances resulting from various transactions between Chemicals and Phillips. There are no terms of settlement or interest charges associated with most of the account balance. The balance includes Chemicals' participation in Phillips' central cash management program. Chemicals' cash receipts are remitted to Phillips and its cash disbursements are funded by Phillips. Other transactions include product purchases from and sales to Phillips, Chemicals' share of the current portion of Phillips' consolidated income tax liability, and other administrative and support expenses incurred by Phillips and allocated or charged to Chemicals.

*Inventories*—Inventories are valued at cost, which is lower than market in the aggregate, on the first-in, first-out (FIFO) basis, the weighted-average basis, and last-in, first-out (LIFO) basis. Materials and supplies are valued at, or below, average cost.

*Derivative Instruments*—In accordance with Phillips' risk-management policies, any derivative instruments held by Chemicals must relate to an underlying, offsetting position, probable anticipated transaction or firm commitment. Additionally, the hedging instrument used must be expected to be highly effective in achieving market value changes that offset the opposing market value changes of the underlying transaction. If an existing derivative position is terminated prior to expected maturity or re-pricing, any deferred or resultant gain or loss will continue to be deferred unless the underlying position has ceased to exist. During the six months ended June 30, 2000 and the year ended December 31, 1999, Chemicals did not use any material derivative instruments.

*Depreciation and Amortization*—Depreciation and amortization of major operating units are determined using the group composite straight-line method over an estimated life of 25 years for most of these assets. Major operating units are grouped for this purpose based on their relative similarity and the degree of physical and economic interdependence between individual pieces of equipment. Other properties, plants and equipment are depreciated using the straight-line method over the estimated useful lives of the individual assets.

*Impairment of Assets*—Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows are less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally at an entire complex level for Chemicals' assets. The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by Management for disposal are accounted for at the lower of amortized cost or fair value, less cost to sell.

The expected future cash flows used for impairment reviews and related fair value calculations are based on production volumes, prices and costs, considering all available evidence at the date of the review.

*Maintenance and Repairs*—Maintenance and repair costs incurred, which are not significant improvements, are expensed. The estimated turnaround costs of major producing units are accrued in other liabilities over the estimated interval between turnarounds.

*Property Dispositions*—When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated with any gain or loss reflected in income. When less-than-complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation with no recognition of gain or loss. Retirements or sales of equipment, whether complete units of depreciable property or less-than-complete units of depreciable property, have not been significant to the financial statements.

*Environmental Costs*—Environmental costs are expensed or capitalized as appropriate, depending upon their future economic benefit. Costs that relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities are recorded on an undiscounted basis when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

*Income Taxes*—Chemicals' results of operations are included in the consolidated U.S. federal and state income tax returns of Phillips. Deferred taxes are provided on all temporary differences between the financial reporting basis and the tax basis of Chemicals' assets and liabilities, except for temporary differences related to investments in certain foreign subsidiaries and corporate joint ventures that are essentially permanent in duration. Income tax expense represents Chemicals on a separate-return basis using the same principles and elections used in Phillips' consolidated return. Any resulting current tax liability or refund is settled with Phillips on a current basis.

*Comprehensive Income*—Chemicals' only item of other comprehensive income results from the process of translating the financial statements of certain foreign subsidiaries and corporate joint ventures into U.S. dollars. Chemicals' investment in these subsidiaries and joint ventures is essentially permanent in duration so deferred taxes have not been provided on the related temporary differences.

**Note 2—Related Party Transactions**

Significant transactions with affiliated parties were:

| *Millions of Dollars* | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
| --- | --- | --- |
| Sales and other operating revenues (a) | $549 | $ 694 |
| Purchased products (b) | 810 | 1,036 |
| Operating expenses (c,d,e) | 10 | 21 |
| Selling, general and administrative expenses (e) | 44 | 108 |

(a) Chemicals sells ethylene residue natural gas to Phillips' crude oil refining operations, as well as feedstocks to non-consolidated equity companies, at prices that approximate market.

(b) Chemicals purchases natural gas liquids feedstocks for its ethylene and propylene products from Phillips and its affiliates, and purchases finished products from non-consolidated equity companies, at prices that approximate market.

(c) Phillips' refining operations charge Chemicals for its use of facilities common to both operations, such as steam generation, waste and water treaters, pumps, gauges, etc.

(d) Chemicals purchases natural gas from Phillips and its affiliates for use as fuel at its manufacturing facilities at prices that approximate market. In addition, Phillips provides for and arranges liability, property and business interruption insurance coverage for Chemicals through its captive insurance subsidiary.

(e) Phillips charges Chemicals a portion of its corporate support costs, including engineering, legal, treasury, planning, environmental, tax, auditing, information technology, research and development, and other corporate services, based on usage, actual costs, or other allocation methods considered reasonable by Phillips' Management.

### Note 3—Equity Investments

Chemicals owns investments in entities in the petrochemical and plastics industries. In the ordinary course of business, Chemicals has transactions with most of these equity investee companies. Summarized financial information for all entities accounted for using the equity method, except Sweeny Olefins Limited Partnership (see below), follows:

| Millions of Dollars | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| Revenues | $321 | $475 |
| Loss before income taxes | (28) | (26) |
| Net loss | (28) | (26) |

*Sweeny Olefins Limited Partnership (SOLP)*—Chemicals is a general partner and has a 50 percent interest in SOLP, which owns and operates a 2-billion-pound-per-year ethylene facility located adjacent to Phillips' Sweeny, Texas, refinery. During construction of the facility, Chemicals made advances to the partnership under a subordinated loan agreement to fund certain costs related to completing the project. During 1995, SOLP entered into a second subordinated loan agreement with Chemicals, with essentially the same terms as the first, for $120 million to fund three new furnaces for the ethylene plant. In November 1999, the second subordinated loan was increased by $20 million to fund expenditures to improve plant operating efficiency.

On June 30, 2000, SOLP made a distribution to its partners that brought the total distribution to the other unrelated general partner to a target-specified after-tax internal rate of return on its investment. The partnership agreement states that once this general partner achieved the specified internal rate of return, its 49.49 percent general partnership interest is withdrawn in the subsequent month with no additional cash distribution required. Also, the remaining .51 percent limited partner investment interest converts to 1 percent following the withdrawal of the unrelated general partner. Accordingly, the other general partner withdrew from SOLP effective July 1, 2000, and its general partnership interest reverted to CPChem, giving CPChem a majority interest in SOLP. Also in July, CPChem purchased, subject to the receipt of necessary approvals or clearances and the execution of required documentation, the combined remaining 1 percent limited partnership interests.

Summarized financial information for SOLP follows:

| Millions of Dollars | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| Revenues | $380 | $482 |
| Income before income taxes | 67 | 78 |
| Net income | 67 | 78 |

*Qatar Chemical Company Ltd. (Q-Chem)*—In 1997, Chemicals entered into an agreement with Qatar General Petroleum Corporation to form a joint venture to develop a major petrochemical complex in Qatar, at an estimated cost of $1.16 billion. During 1999, Q-Chem, the joint-venture company established by the co-venturers, signed a $750 million bank financing agreement for the construction of the complex. At June 30, 2000 and December 31, 1999, $153 million and $51 million, respectively, (excluding accrued interest) had been drawn under this financing agreement. After the bank financing has been fully drawn, Chemicals will be required to fund any remaining construction costs under a subordinated loan agreement with Q-Chem. In connection with the bank financing, the co-venturers agreed that, if the complex is not successfully completed by August 31, 2003 (which may be extended for up to one year due to force majeure), each will make, or cause to be made, capital contributions on a pro rata, several basis to the extent necessary to cover bank financing service requirements including, if demanded, repayment of principal. After construction is successfully completed, the bank financing is non-recourse with respect to the two co-venturers and the lenders can look only to Q-Chem's cash flows for payment, except Chemicals has agreed to provide up to $75 million of credit support to the venture under a contingent equity loan agreement. Construction has begun, with start-up scheduled for the last half of 2002. Chemicals owns 49 percent of Q-Chem.

**Note 4—Contingencies**

In the case of all known contingencies, Chemicals accrues an undiscounted liability when the loss is probable and the amount is reasonably estimable. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are accrued for probable insurance or other third-party recoveries. Based on currently available information, Chemicals believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on Chemicals' financial statements.

As facts concerning contingencies become known, Chemicals reassesses its position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include contingent liabilities recorded for environmental remediation and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of clean-up costs, the unknown time and extent of such remedial actions that may be required, and the determination of Chemicals' liability in proportion to other responsible parties. Estimated future costs related to legal matters are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

*Environmental*—Chemicals is subject to federal, state and local environmental laws and regulations. These may result in obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various sites.

*Other Legal Proceedings*—Chemicals is a party to a number of other legal proceedings pending in various courts or agencies for which, in some instances, no provision has been made.

**Note 5—Financial Instruments and Credit Risk**

Chemicals' financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Phillips' cash equivalents are placed in high quality time deposits with major international banks and financial institutions, limiting Chemicals' exposure to concentrations of credit risk. Chemicals' trade receivables reflect a broad customer base. Chemicals routinely assesses the financial strength of its customers.

### Note 6—Operating Leases

Chemicals leases tank and hopper railcars, computers, office buildings and other facilities and equipment. At June 30, 2000, future minimum payments due under non-cancelable operating leases were:

|  | Millions of Dollars |
|---|---|
| July 1, 2000 through December 31, 2000 | $ 12 |
| 2001 | 24 |
| 2002 | 22 |
| 2003 | 21 |
| 2004 | 24 |
| 2005 | 19 |
| Remaining years | 163 |
|  | $285 |

Operating lease rental expense was $18 million for the six months ended June 30, 2000 and $21 million for the year ended December 31, 1999.

### Note 7—Employee Benefit Plans

Chemicals employees are included in the various employee benefit plans of Phillips. These plans include the Retirement Income Plan, employee and retiree medical, dental and life insurance plans, the Thrift and Long-Term Stock Savings Plans of Phillips, and other such benefits. For the purpose of these separate financial statements, Chemicals is considered to be participating in multi-employer benefit plans. Chemicals' share of allocated parent company employee benefit plan expenses was $14 million for the six months ended June 30, 2000 and $24 million for the year ended December 31, 1999.

### Note 8—Taxes

Taxes charged to income were:

| Millions of Dollars | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| Taxes other than income taxes |  |  |
| Property | $10 | $ 21 |
| Payroll | 9 | 15 |
| Other | 1 | 1 |
|  | 20 | 37 |
| Income taxes |  |  |
| Federal |  |  |
| Current | 28 | 42 |
| Deferred | 10 | 28 |
| Foreign |  |  |
| Current | 7 | 11 |
| Deferred | – | 1 |
| State and local |  |  |
| Current | 2 | 16 |
| Deferred | 2 | (8) |
|  | 49 | 90 |
| Total taxes charged to income | $69 | $127 |

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Deferred taxes have not been provided on temporary differences related to investments in certain foreign subsidiaries and corporate joint ventures that are essentially permanent in duration. These temporary differences were $28 million at June 30, 2000 and $144 million at December 31, 1999. Determination of the amount of unrecognized deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions. Any loss carryforwards that have not been utilized will begin expiring in 2011.

The amounts of U.S. income before income taxes, with a reconciliation of tax at the federal statutory rate with the provision for income taxes were:

| Millions of Dollars, except percentages | Six Months Ended June 30, 2000 | | Year Ended December 31, 1999 | |
| --- | --- | --- | --- | --- |
| | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income |
| Income before income taxes | | | | |
| United States | $ 98 | 74% | $182 | 77% |
| Foreign | 35 | 26 | 55 | 23 |
| | $133 | 100% | $237 | 100% |
| Federal statutory income tax | $ 46 | 35% | $ 83 | 35% |
| State income tax | 3 | 2 | 6 | 3 |
| Foreign taxes in excess of federal statutory rate | 1 | 1 | 2 | 1 |
| Other | (1) | (1) | (1) | (1) |
| | $ 49 | 37% | $ 90 | 38% |

Excise taxes accrued on the sale of chemical products were less than $1 million in both the first six months of 2000 and the year ended December 31, 1999. These taxes are excluded from reported revenues and expenses.

**Note 9—Cash Flow Information**

| Millions of Dollars | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
| --- | --- | --- |
| Non-cash investing and financing activities | | |
| Investment in joint venture in exchange for non-cash assets | $ – | $ 8 |
| Parent company contribution of non-cash assets | – | 37 |
| Cash payments | | |
| Income taxes | 37 | 69 |

**Note 10—Other Financial Information**

Expensed research and development expenditures totaled $16 million for the six months ended June 30, 2000 and $32 million for the year ended December 31, 1999.

### Note 11—Segment Disclosures and Related Information

Chemicals has organized its reporting structure based on the grouping of similar products, resulting in three operating segments:

(1) *Olefins and Polyolefins*. This segment manufactures and markets olefins and polyolefins products, including ethylene, propylene, polyethylene, polypropylene, and polyethylene pipe. This segment also fractionates and markets natural gas liquids and has pipeline operations. Major production facilities are located at the Sweeny Complex and the Houston Chemical Complex, both in Texas. Chemicals also owns equity interests in an ethylene/propylene facility at the Sweeny Complex, a polypropylene facility at the Houston Chemical Complex, and polyethylene facilities in Singapore and China. Polyethylene pipe is manufactured at six regionally located U.S. plants and at a plant in Mexico. Natural gas liquids are fractionated at the Sweeny Complex.

(2) *Aromatics*. This segment manufactures and markets aromatics, including paraxylene and cyclohexane. The major production facility is located in Puerto Rico.

(3) *Specialty Chemicals and Plastics*. This segment manufactures and markets specialty chemicals and plastics, including K-Resin styrene-butadiene copolymer, Ryton polyphenylene sulfide, and methyl mercaptans. Major production facilities are located at the Borger Complex and the Houston Chemical Complex, both located in Texas. Other manufacturing facilities are located in Belgium and Singapore. Chemicals also owns an equity interest in a K-Resin production facility in South Korea.

Other includes all items not directly attributable to the operating segments. All interest revenue and expense is retained by the parent company. Chemicals evaluates performance and allocates resources based on net income. The segment accounting policies are the same as those in Note 1— Accounting Policies. Intersegment sales were not material.

*Analysis of Results by Operating Segment*

| Millions of Dollars<br>*Six Months Ended June 30, 2000* | Olefins &<br>Polyolefins | Aromatics | Specialty<br>Chemicals<br>& Plastics | Other | Consolidated |
|---|---|---|---|---|---|
| Sales & Other Operating Revenues | | | | | |
| External customers[*] | $1,600 | $346 | $292 | $ – | $2,238 |
| Operating Results | $ 132 | $(19) | $ 48 | $ – | $ 161 |
| Depreciation & amortization | (37) | (5) | (15) | – | (57) |
| Equity in earnings of affiliates | 31 | – | 2 | – | 33 |
| Other items | – | – | – | (4) | (4) |
| Income taxes | (47) | 9 | (13) | 2 | (49) |
| Net income (loss) | $ 79 | $(15) | $ 22 | $ (2) | $ 84 |
| Assets | | | | | |
| Identifiable assets | $1,685 | $440 | $733 | $ – | $2,858 |
| Investments in and advances to affiliates | 485 | – | 59 | – | 544 |
| Total assets | $2,170 | $440 | $792 | $ – | $3,402 |
| Capital Expenditures | $ 15 | $ 5 | $ 21 | $ – | $ 41 |

[*] Includes sales to parent company's non-chemicals businesses.

| Millions of Dollars<br>*Year Ended December 31, 1999* | Olefins &<br>Polyolefins | Aromatics | Specialty<br>Chemicals<br>& Plastics | Other | Consolidated |
|---|---|---|---|---|---|
| Sales & Other Operating Revenues | | | | | |
| External customers[*] | $2,170 | $389 | $558 | $ – | $3,117 |
| Operating Results | $ 231 | $(15) | $ 99 | $ – | $ 315 |
| Depreciation & amortization | (66) | (11) | (26) | – | (103) |
| Equity in earnings (losses) of affiliates | 32 | – | (1) | – | 31 |
| Other items | – | – | – | (6) | (6) |
| Income taxes | (75) | 10 | (27) | 2 | (90) |
| Net income (loss) | $ 122 | $(16) | $ 45 | $(4) | $ 147 |
| Assets | | | | | |
| Identifiable assets | $1,682 | $406 | $677 | $ – | $2,765 |
| Investments in and advances to affiliates | 449 | – | – | – | 449 |
| Total assets | $2,131 | $406 | $677 | $ – | $3,214 |
| Capital Expenditures | $ 40 | $ 16 | $ 49 | $ – | $ 105 |

[*] Includes sales to parent company's non-chemicals businesses.

*Geographic Information*

| | United States | Foreign Countries | Worldwide Consolidated |
|---|---|---|---|
| Outside Operating Revenues[*] | | | |
| Six months ended June 30, 2000 .......................... | $2,009 | $229 | $2,238 |
| Year ended December 31, 1999 .......................... | 2,738 | 379 | 3,117 |
| Long-Lived Assets[**] | | | |
| June 30, 2000 ...................................... | 2,242 | 185 | 2,427 |
| December 31, 1999 .................................. | 2,221 | 133 | 2,354 |

---

[*]  Revenues are attributable to countries based on the location of the operations generating the revenue.

[**]  Includes property, plant and equipment and investments in equity affiliates.

**Note 12—Subsequent Event**

Subsequent to the contribution of Chemicals to CPChem on July 1, 2000 (see Note 1—Basis of Financial Statements), the outlook for future paraxylene market conditions deteriorated. Paraxylene, along with gasoline and certain other petroleum and chemical products, was produced at Chemicals' Puerto Rico Core facility in Guayama, Puerto Rico. In response to market conditions and as part of a strategic review of CPChem's businesses, CPChem's management decided to change the strategic direction of the facility, including a decision to shut down gasoline production, and revised the facility's estimated remaining economic life. As a result of these subsequent changes and developments, a property impairment related to the Puerto Rico Core facility was recorded in the fourth quarter of 2000 by CPChem. In addition, a valuation allowance was recorded against a related deferred tax asset. Combined, these two items resulted in a non-cash $180 million after-tax charge for CPChem.

## Report of Independent Accountants

To the Board of Directors of
Chevron Corporation:

In our opinion, the accompanying combined statements of income, of changes in owner's net investment and of cash flows present fairly, in all material respects, the results of the operations and the cash flows of Chevron Chemical Company C Chem Business for the six month period ended June 30, 2000 and the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Francisco, California
February 1, 2001

**Chevron Chemical Company C Chem Business**
**Combined Statement of Income**
**(in millions of dollars)**

|  | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| **Revenue** | | |
| Sales and other operating revenues (see Note 6) . . . . . . . . . . . . . | $1,834 | $2,695 |
| Other income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 5 |
| Total revenue and other income . . . . . . . . . . . . . . . . . . . . . . | 1,836 | 2,700 |
| **Costs and other deductions** | | |
| Purchased products (see Note 6) . . . . . . . . . . . . . . . . . . . . . . . | 1,130 | 1,497 |
| Inventory recovery (see Note 3) . . . . . . . . . . . . . . . . . . . . . . . . | – | (81) |
| Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 387 | 681 |
| Selling, general and administrative expenses . . . . . . . . . . . . . . . | 97 | 174 |
| Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . | 54 | 110 |
| Taxes other than income . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 | 36 |
| Total costs and other deductions . . . . . . . . . . . . . . . . . . . . . | 1,686 | 2,417 |
| Income before income tax expense . . . . . . . . . . . . . . . . . . . . . . | 150 | 283 |
| Income tax expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54 | 106 |
| Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 96 | $ 177 |

The accompanying notes are an integral part of these financial statements.

## Chevron Chemical Company C Chem Business
## Combined Statement of Changes in Owner's Net Investment
## (in millions of dollars)

| | |
|---|---:|
| Balance at December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,082 |
| Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 177 |
| Net transfers from owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75 |
| Balance at December 31, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,334 |
| Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 96 |
| Net transfers to owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (66) |
| Balance at June 30, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,364 |

The accompanying notes are an integral part of these financial statements.

## Chevron Chemical Company C Chem Business
## Combined Statement of Cash Flows
## (in millions of dollars)

|  | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 96 | $ 177 |
| Add (deduct) adjustments to net income | | |
| Depreciation and amortization | 54 | 110 |
| Inventory recovery | − | (81) |
| Deferred income taxes | 35 | 75 |
| Other, net | − | (5) |
| Changes in working capital: | | |
| Accounts receivable | (75) | (161) |
| Inventories | (7) | 33 |
| Prepaid expenses and other current assets | 1 | 1 |
| Accounts payable | 85 | 62 |
| Accrued liabilities | (11) | 12 |
| Deferred income and other taxes payable | (12) | (3) |
| Net cash provided by operating activities | 166 | 220 |
| **Cash flows from investing activities** | | |
| Capital expenditures | (81) | (285) |
| Investments and advances | − | (7) |
| Net cash used in investing activities | (81) | (292) |
| **Cash flows from financing activities** | | |
| Net transfers from (to) owner | (66) | 75 |
| Net cash provided by (used in) financing activities | (66) | 75 |
| Net change in cash | 19 | 3 |
| Cash, beginning of period | 13 | 10 |
| Cash, end of period | $ 32 | $ 13 |

The accompanying notes are an integral part of these financial statements.

**Chevron Chemical Company C Chem Business**

**Notes to Combined Financial Statements**
**(in millions of dollars)**

## 1. Overview and Basis of Presentation

On May 23, 2000, Chevron Corporation (Chevron) and Phillips Petroleum Company (Phillips) signed a Contribution Agreement to form a joint venture, Chevron Phillips Chemical Company LLC (the Venture), to combine certain chemical operations of Chevron and Phillips effective July 1, 2000.

These financial statements include the operating results and cash flows of the businesses of Chevron (the Business) that were contributed to the joint venture. The results of operations include revenues and costs directly attributable to the Business, including costs for certain functions and services performed by centralized Chevron organizations and charged to the Business. Also included are allocations of certain Chevron corporate expenses in such areas as legal, accounting, employee benefits, real estate, insurance, information technology, treasury and other corporate and infrastructure costs. The expense allocations have been determined on bases that the Business consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Business. Principle allocation methods include proportionate allocation on the basis of assets, usage, revenues and employees. However, the financial information included herein may not reflect the operating results and cash flows of the Business in the future or what would have resulted if the Business had operated as a separate, stand-alone entity during the periods presented.

## 2. Summary of Significant Accounting Policies

*Basis of combination*

The financial statements include the accounts of the Business. Investments in and advances to affiliates in which the Business has a substantial ownership interest of approximately 20 to 50 percent are accounted for by the equity method.

*Use of estimates*

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

*Revenue recognition*

Revenues associated with sales of chemicals products are recorded when title passes to the customer.

*Inventories*

Product inventories are stated at the lower of cost, using a Last-In, First-Out (LIFO) method, or net realizable value. Materials and supplies generally are stated at average cost. Other merchandise is stated at cost, using a First-In, First-Out (FIFO) method.

*Property, plant and equipment*

Depreciation of property, plant and equipment is determined over the assets' useful lives, generally using the declining balance method. Generally, the estimated useful life of plant and equipment is 20 years, and of buildings is 45 years.

Gains or losses for normal retirements or sales of property, plant and equipment are included in income and are immaterial.

Expenditures for maintenance, repairs, turnaround costs and minor renewals to maintain facilities in operating condition are expensed as incurred. Major replacements and renewals are capitalized.

The carrying values of long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of an asset is assessed by reference to an estimate of the asset's undiscounted future net cash flows. Measurement of any impairment would include a comparison of discounted estimated future net cash flows to the net carrying value of the related assets.

*Patents and licenses*

Patents and licenses are amortized on a straight line basis over periods ranging from 2 to 20 years.

*Environmental liabilities*

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed. Expenditures that create future benefits or contribute to future revenue generation are capitalized.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals are generally based on the Business' commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset.

The Business records the gross amount of its liability based on its best estimate of future costs using currently available technology and applying current regulations as well as the Business' own internal environmental policies. Future amounts are not discounted. Recoveries or reimbursements are recorded as an asset when receipt is reasonably ensured.

*Income taxes*

Historically, the Business' results have been included in the consolidated federal and state income tax returns of Chevron. The income tax provisions in these financial statements have been determined as if the Business were a stand-alone taxable entity filing its own tax returns. Accordingly, the calculation of the tax provisions and related balances necessarily require certain assumptions, allocations and estimates which management believes are reasonable to reflect the tax amounts of the Business as a stand-alone entity.

*Concentration of credit risk and significant customers*

The Business does not believe it is vulnerable to the risk of a near-term severe impact as a result of any concentration of its activities.

(in millions of dollars) (Continued)

### 3. Inventories

Substantially all chemical product inventories are accounted for on the LIFO method. Inventories at December 31, 1998 were written down to estimated net realizable value, resulting in a before tax charge of $81. As a result of improved prices and the sale of the related products, this reserve was reversed in 1999.

The Business reduced certain inventory quantities which were valued at different LIFO costs prevailing in prior periods. The effect of this reduction was to increase net income by approximately $6 for the six month period ended June 30, 2000 and to decrease net income by approximately $3 for the year ended December 31, 1999.

### 4. Income Taxes

Income tax expense consists of the following:

| | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| U.S. Federal | | |
| Current | $15 | $ 20 |
| Deferred | 35 | 75 |
| State and local | 4 | 11 |
| Total taxes on income | $54 | $106 |

The Business' effective income tax rate varied from the U.S. statutory federal income tax rate because of the following:

| | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| Statutory U.S. federal income tax rate | 35.0% | 35.0% |
| Effect of Foreign Sales Corporation | (2.0) | (2.2) |
| Losses of equity investee | 0.6 | 1.1 |
| State and local taxes on income, net of U.S. federal income tax benefit | 2.4 | 2.4 |
| Other | 0.2 | 1.1 |
| Effective tax rate | 36.2% | 37.4% |

Before-tax income for U.S. operations was $147 for the six months ended June 30, 2000 and $265 for the year ended December 31, 1999. For international operations, before tax-income was $3 for the six months ended June 30, 2000 and $18 for the year ended December 31, 1999.

(in millions of dollars) (Continued)

### 5. Employee Benefit Plans

Chevron has defined benefit pension plans that covered substantially all employees of the Business. Benefits under these plans are based primarily upon years of service and final earnings. Chevron also provides for certain health care and life insurance plans for active and qualifying retired employees. For purposes of these financial statements, the Business is considered to be participating in the multi-employer benefit plans of Chevron. Charges from Chevron associated with these benefits were $9 for the six months ended June 30, 2000 and $20 for the year ended December 31, 1999.

Eligible employees of the Business also participated in various defined benefit plans of Chevron, including the Profit Sharing/Savings Plan, the Employee Stock Ownership Plan, the Management Incentive Plan, Chevron Success Sharing and the Stock Option Plan. Charges from Chevron associated with these plans were $19 for the six months ended June 30, 2000 and $21 for the year ended December 31, 1999.

After formation, the Venture established its own employee benefit plans.

### 6. Related Party Transactions

A summary of transactions with Chevron and affiliated companies is shown below:

| | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| Purchases from equity investees of Chevron | $181 | $508 |
| Purchases from affiliated companies | 77 | 83 |
| Sales to affiliated companies | 80 | 151 |
| Corporate, general and administrative charges | 37 | 63 |
| Benefit plan costs | 28 | 41 |
| Current income taxes | 15 | 31 |

Intercompany receivable, payable and other balances are non-interest bearing. Purchases and sales from/to Chevron were recorded at prices that management believes approximate prices an unrelated third party would pay.

**Chevron Chemical Company C Chem Business**

**Notes to Combined Financial Statements**
**(in millions of dollars) (Continued)**

## 7. Segment and Geographic Data and Other Data

The Business' primary country of operation is the United States. The Business operates in one segment, the manufacture and marketing of commodity petrochemicals and plastics.

Information about geographic areas follows:

|  | Six Months Ended June 30, 2000 | Year Ended December 31, 1999 |
| --- | --- | --- |
| Revenues | | |
| United States . . . . . . . . . . . . . . . . . . . . . . . . | $1,815 | $2,663 |
| International . . . . . . . . . . . . . . . . . . . . . . . . . | 19 | 32 |
| | $1,834 | $2,695 |

|  | June 30, 2000 | December 31, 1999 |
| --- | --- | --- |
| Long-lived assets | | |
| United States . . . . . . . . . . . . . . . . . . . . . . . . | $2,049 | $2,033 |
| Other* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 197 | 187 |
| | $2,246 | $2,220 |

---

* Includes equity investment in a 50 percent joint venture, Saudi Chevron Petrochemical Company (SCPC), which began operations in late 1999.

Revenue for the six month period through June 30, 2000 of Saudi Chevron Petrochemical Company was $93. Revenue for the year ended December 31, 1999 was not material. The Business' 50% of the net losses is included in operating expenses.

Research and development costs expensed by the Business were $16 for the six months ended June 30, 2000 and $29 for the year ended December 31, 1999.

## 8. Employee Termination Benefits

The Business recorded before-tax charges to income of $8 in 1999 for employee termination benefits as part of a Chevron corporatewide staff reduction program. The charge included severance and other termination benefits of $14 for 200 U.S.-based employees. These charges were offset partly by $6 of restructuring-related net pension settlement/curtailment gains for payments made to terminated employees.

## 9. Commitments and Contingencies

In the ordinary course of business, the Business is subject to various laws and regulations. In the opinion of management, compliance with existing laws and regulations will not materially affect the financial position or results of operations of the Business. There are certain pending legal actions which have arisen in the ordinary course of business with respect to the assets and operations of the Business. Management believes that the ultimate disposition of these actions, either individually or in the aggregate, will not have a material, adverse effect on the financial position, cash flows or results of operations of the Business.

**(in millions of dollars) (Continued)**

The Business is also subject to various environmental laws and regulations and incurred costs for preventive and corrective actions at facilities and waste disposal sites, and those environmental costs of operations and remediation activities are accrued on a basis consistent with the accounting policy set forth in Note 2. The Business may be obligated to take remedial action as a result of the enactment of laws or the issuance of new regulations or to correct the effects on the environment of disposal practices or release of chemical substances. Expensed environmental costs and related accruals at June 30, 2000 and December 31, 1999 were not significant.

At June 30, 2000, Chevron USA, a subsidiary of Chevron, had a guarantee related to a bank term loan facility of SCPC in the amount of approximately $137. In September 2000 SCPC was advised by Gulf International Bank (GIB) that SCPC was in default on the facility due to certain covenant violations. The Business believes that it is remote that GIB would invoke the guarantee of the indebtedness by Chevron USA.

Future minimum lease payments under noncancelable operating leases at June 30, 2000 are as follows:

| Year ending June 30, | |
|---|---|
| 2001 | $11 |
| 2002 | 10 |
| 2003 | 6 |
| 2004 | 3 |
| 2005 | 2 |
| Thereafter | 13 |
| | $45 |

Rental expense under operating leases was $10 through June 30, 2000 and $18 in the year ended December 31, 1999.

## *$500,000,000*

## *Chevron Phillips Chemical Company LLC*
## *Chevron Phillips Chemical Company LP*

**Offer to Exchange All Outstanding**
**5⅜% Notes Due 2007**
**for**
**5⅜% Notes Due 2007**
**Which Have Been Registered Under**
**The Securities Act Of 1933**

**Until , 2002 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscription.**

---

**No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.**

## PART II

## INFORMATION NOT REQUIRED IN PROSPECTUS

**Item 20.** ***Indemnification of Directors and Officers***

Chevron Phillips Chemical Company LLC (the "LLC") is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act states that, subject to any indemnification provisions in its limited liability company agreement, a limited liability company has the power to indemnify any manager or member in connection with any type of claim.

Section 13.1 of the LLC's Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") provides that, in connection with claims brought by anyone other than the LLC, the LLC shall indemnify anyone against whom such claims are brought, by reason of the fact that he is or was a director, member or officer of the LLC (or is or was serving at the request of the LLC as a manager, member, director, officer, employee or agent of another entity) against all expenses reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the LLC, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

If proceedings are brought by or in the right of the LLC to procure judgement in favor of the LLC, Section 13.2 of the LLC Agreement provides that the LLC must indemnify anyone against whom such proceedings are brought by reason of the fact that he is or was an officer or director of the LLC (or is or was serving at the request of the LLC as a manager, member, director, officer, employee or agent of another entity). The LLC must indemnify that person against expenses reasonably incurred by him in connection with the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the LLC. However, indemnification for suits brought by or in the right of the LLC may not be made if the indemnified person is found liable to the LLC. Any person seeking indemnification may have rights in addition to the rights provided for in the LLC Agreement; however, no indemnification may be made if such person is found to have engaged in intentional misconduct, fraud or a knowing violation of the law.

Section 13.5 of the LLC Agreement provides that the LLC may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a member, director or officer of the LLC (or is or was serving at the request of the LLC as a manager, member, director, officer, employee or agent of another entity) whether or not the LLC has the authority to indemnify him. The LLC may enter into any financial arrangement, such as creating a trust fund, establishing a program of self-insurance or granting a security interest on any of its assets provided that none of these financial arrangements are used to protect someone who has been found to be liable for intentional misconduct, fraud or a knowing violation of the law.

Chevron Phillips Chemical Company LP (the "LP") is a Delaware limited partnership. Section 17-108 of the Delaware Revised Uniform Limited Partnership Act states that, subject to any standards and restrictions set forth in its limited partnership agreement, a limited partnership has the power to indemnify and hold harmless anyone from and against any and all claims.

Section 17(b) of the Agreement of Limited Partnership of the LP (the "LP Agreement") provides that, except as may be limited by law, the LP must indemnify and hold harmless each general partner and the officers and directors of any non-individual partner against any and all liabilities that they may at any time become subject to by reason of the formation, operation or termination of the LP, by acting as a partner under the LP Agreement, or by acting with proper authorization in connection with the conduct of the affairs of the LP. However, no person is entitled to indemnification if his actions involved actual fraud or willful misconduct or if he derived improper personal benefit in connection

with his actions. To the extent that any person is indemnified by the LP, he has a claim against the property and assets of the LP and may request that the LP advance his expenses if he provides the LP with a written undertaking to reimburse the LP for all advanced amounts if it is ultimately determined that he is not entitled to indemnification.

Section 17(d) of the LP Agreement provides that the LP may maintain insurance, at its expense, to protect itself and any partner, employee or agent of the LP or another entity against any expense, liability or loss, whether or not the LP would have the power to indemnify that person under Delaware partnership law.

The LLC maintains a liability insurance policy providing coverage for directors and officers of the LLC and all of its subsidiaries including the LP.

**Item 21.** *Exhibits and Financial Statement Schedules*

    **(a) Exhibits**

1.1    Purchase Agreement, dated June 18, 2002 among Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP and Barclays Capital Inc., Morgan Stanley & Co. Incorporated, The Royal Bank of Scotland plc and Tokyo-Mitsubishi International plc.

*3.1    Certificate of Formation of Chevron Phillips Chemical Company LLC, dated May 23, 2000 (Exhibit No. 3.1 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*3.2    Certificate of Limited Partnership of Chevron Phillips Chemical Company LP, dated April 26, 2000 (Exhibit No. 3.2 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*3.3    Certificate of Amendment to Certificate of Limited Partnership of Chevron Phillips Chemical Company LP, dated May 23, 2000 (Exhibit No. 3.3 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

3.4    Second Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, dated July 1, 2002, by and between ChevronTexaco Corporation, Phillips Petroleum Company, Chevron U.S.A. Inc., Phillips Chemical Holding Company, WesTTex 66 Pipeline Company and Phillips Petroleum International Corporation

*3.5    Agreement of Limited Partnership of Chevron Phillips Chemical Company LP, dated April 26, 2000 (Exhibit No. 3.5 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*4.1    Indenture, dated as of March 19, 2001 between Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP, as Issuers, and The Bank of New York as Trustee (Exhibit No. 4.1 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*4.2    Amended and Restated Three-Year Credit Agreement among Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP, as Borrowers, and Bank of America, N.A., The Chase Manhattan Bank, ABN AMRO Bank, N.V., National Westminster Bank Plc., and certain financial institutions party thereto, dated as of July 3, 2000 (Exhibit No. 4.3 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*4.3    First Amendment to Amended and Restated Three-Year Credit Agreement among Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP, as Borrowers, and Bank of America, N.A., The Chase Manhattan Bank, ABN AMRO Bank, N.V., National Westminster Bank Plc., and certain lenders from time to time parties thereto, dated as of July 2, 2001 (Exhibit No. 4.1 to CPChem's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.4    Registration Rights Agreement, dated as of June 21, 2002 among Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP and Barclays Capital Inc., Morgan Stanley & Co. Incorporated, The Royal Bank of Scotland plc and Tokyo-Mitsubishi International plc.

5.1    Opinion of Simpson Thacher & Bartlett.

*10.1    Contribution Agreement by and among Phillips Petroleum Company, Chevron Corporation and Chevron Phillips Chemical Company LLC, dated May 23, 2000 (Exhibit No. 10.1 to CPChem's Registration Statement on Form S-4/A dated May 10, 2001).

*10.2    Letter Agreement dated July 5, 2001, amending the Contribution Agreement, dated May 23, 2000, between Chevron Corporation, Phillips Petroleum Company and Chevron Phillips Chemical Company LLC (Exhibit No. 10.1 to CPChem's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

*10.3    Chevron Phillips Chemical Company LP Executive Deferred Compensation Plan, effective January 1, 2001 (Exhibit No. 10.2 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*10.4    Chevron Phillips Chemical Company LP Supplemental Executive Retirement Plan (Exhibit No. 10.3 to CPChem's Registration Statement on Form S-4 dated April 16, 2001).

*10.5    Chevron Phillips Chemical Company LLC Long-Term Incentive Plan (Exhibit No. 10.5 to CPChem's Annual Report on Form 10-K for the year ended December 31, 2001).

*10.6    Chevron Phillips Chemical Company LLC Annual Incentive Plan (Exhibit No. 10.6 to CPChem's Annual Report on Form 10-K for the year ended December 31, 2001).

*10.7    Chevron Phillips Chemical Company LP Special Synergy Incentive Plan (Exhibit No. 10.7 to CPChem's Annual Report on Form 10-K for the year ended December 31, 2001).

12.1    Computation of Ratio of Earnings to Fixed Charges.

*21.1    Subsidiaries of the Registrant (Exhibit No. 21.1 to CPChem's Annual Report on Form 10-K for the year ended December 31, 2001).

23.1    Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).

23.2    Consent of Ernst & Young LLP (for CPChem).

23.3    Consent of Ernst & Young LLP (for Phillips Petroleum Company's Chemicals Business).

23.4    Consent of PricewaterhouseCoopers LLP.

24.1    Powers of Attorney (included in signature pages).

25.1    Statement of Eligibility under the Trust Indenture Act of 1939.

99.1    Form of Letter of Transmittal.

99.2    Form of Notice of Guaranteed Delivery.

99.3    Form of Letter to Clients.

99.4    Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

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* Incorporated by reference as indicated

**(b) Schedules**

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or in the notes thereto.

**Item 22.** *Undertakings*

The undersigned registrant hereby undertakes:

1.  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

2.  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

3.  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

4.  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

5.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

6.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP certify that they have reasonable grounds to believe that they meet all the requirements for filing on Form S-4 and have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on August 6, 2002.

CHEVRON PHILLIPS CHEMICAL COMPANY LLC

By:  /s/  C.K. POTTER
          C.K. Potter
          *Senior Vice President*
          *Chief Financial Officer*

CHEVRON PHILLIPS CHEMICAL COMPANY LP

By:  /s/  C.K. POTTER
          C.K. Potter
          *Senior Vice President*
          *Chief Financial Officer*

Each person whose signature appears below hereby constitutes and appoints J.L. Gallogly, C.K. Potter and G.G. Maxwell and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
| --- | --- | --- |
| /s/ J.L. GALLOGLY<br>J.L. Gallogly | President and Chief Executive Officer of Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP | August 6, 2002 |
| /s/ C.K. POTTER<br>C.K. Potter | Senior Vice President and Chief Financial Officer of Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP | August 6, 2002 |
| /s/ G.G. MAXWELL<br>G.G. Maxwell | Vice President and Controller of Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP | August 6, 2002 |
| /s/ D.W. CALLAHAN<br>D.W. Callahan | Director of Chevron Phillips Chemical Company LLC, sole member of Chevron Phillips Chemical Holding II LLC, general partner of Chevron Phillips Chemical Company LP | August 6, 2002 |
| /s/ P.E. YARRINGTON<br>P.E. Yarrington | Director of Chevron Phillips Chemical Company LLC, sole member of Chevron Phillips Chemical Holding II LLC, general partner of Chevron Phillips Chemical Company LP | August 6, 2002 |
| /s/ M.J. PANATIER<br>M.J. Panatier | Director of Chevron Phillips Chemical Company LLC, sole member of Chevron Phillips Chemical Holding II LLC, general partner of Chevron Phillips Chemical Company LP | August 6, 2002 |
| /s/ J.E. LOWE<br>J.E. Lowe | Director of Chevron Phillips Chemical Company LLC, sole member of Chevron Phillips Chemical Holding II LLC, general partner of Chevron Phillips Chemical Company LP | August 6, 2002 |